As filed with the Securities and Exchange Commission on December 7, 2006

Registration No. 333-134967

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FIRST AMENDMENT TO

FORM SB-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MAINSTREET BANKSHARES, INC.

(Exact name of small business issuer in its charter)

Virginia	6712	54-1956616
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

730 East Church Street

Suite 30

Martinsville, Virginia 24112

(276) 632-8054

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Larry A. Heaton

President and Chief Executive Officer

730 East Church Street

Suite 30

Martinsville, Virginia 24112

(276) 632-8054

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Douglas W. Densmore, Esq.

LeClair Ryan Flippin Densmore

1800 Wachovia Tower

Roanoke, VA 24011

(540) 510-3024

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)(3)	Proposed maximum offering price per share (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee (2)
Common Stock no par value	220,859	$8.18	$1,807,101	$193.36
Common Stock no par value	83,416	$9.09	$758,330	$81.14

(1)	For purposes of illustration only.
(2)	Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(c) and (g) under the Securities Act of 1933. 220,859 shares are valued at the current market price, whereas 83,416 shares subject to warrants are valued at the exercise price of the warrants.
(3)	The Board of Directors of MainStreet BankShares, Inc. approved a one for ten share dividend to shareholders of record on November 30, 2006 payable on December 15, 2006. All earnings per share data has been restated to reflect this share dividend.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

304,275 Shares

MAINSTREET BANKSHARES, INC.

The Holding Company for

Franklin Community Bank, National Association

Common Stock

MainStreet BankShares, Inc. (“MainStreet”) completed the sale of a total of 220,859 shares of unregistered common stock in a private placement on January 31, 2005. The private placement commenced on September 20, 2004. This prospectus relates to the registration of a possible offering of these 220,859 shares of our common stock, which the shareholders who purchased in the private placement may decide to sell at some point in the future, although they profess no current intent to do so. This prospectus also relates to the registration of 83,416 shares available pursuant to warrants issued to our original directors when the company was formed. At that time, we registered the shares of common stock available for sale and the warrants purchased by our directors, but we did not register the shares underlying those warrants; however, we are registering them with this offering. None of those warrants has been exercised and none of the underlying shares have been issued as of the date of this registration. We are aware of no plans of any director to exercise his warrants. We own and operate Franklin Community Bank, National Association, (“Franklin Bank”) which is headquartered in Rocky Mount, Virginia and operates two full-service banking offices in Franklin County, Virginia in southwest Virginia. Franklin anticipates opening an additional office in the second quarter of 2007. Franklin Bank is a community-oriented bank that provides commercial and consumer banking services for individuals and small- to medium-sized businesses.

The offering price for the common stock may be the market price for our common stock prevailing at the time of sale, a price related to the prevailing market price, a negotiated price, or such other price as the selling shareholders determined from time to time.

Our common stock is currently not being traded actively. At some point in the future we may investigate trading on the over-the-counter market or on an established exchange. There is no trading market in the common stock; therefore, we have no information related to high/low bids of the common stock.

Investing in our common stock involves risks. You should read the “ Risk Factors” section beginning on page 3 before investing.

These securities have not been approved or disapproved by the Securities and Exchange Commission, any state securities commission, any bank regulatory agency, or any other government agency nor has any such commission or agency passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The shares of common stock offered are not deposit accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

	Per Share	Total
Public offering price	$8.18	$1,807,101
	$9.09	$758,330
Underwriting discount	—	—

Proceeds to MainStreet before offering expenses	—	$2,565,431

The date of this prospectus is December 7, 2006.

[Back of front cover]

PROSPECTUS SUMMARY

This summary may not contain all of the information that may be important to you. You should read carefully the entire prospectus, including “Risk Factors” and the financial statements and related notes included in the prospectus, before making an investment decision.

MainStreet and Franklin Bank

MainStreet is a one-bank holding company headquartered in Martinsville, Virginia. Our wholly owned subsidiary, Franklin Bank, began operating as a commercial bank in September, 2002. Franklin Bank operates two full service banking offices in Franklin County, Virginia. Franklin Bank anticipates opening an additional office in the second quarter of 2007. As of December 31, 2005, MainStreet had assets of $153.3 million, shareholders’ equity of $16.0 million and reported net income of $3.4 million, or $1.95 per basic share. We also had gross loans of $144.2 million and deposits of $124.2 million. As of September 30, 2006, MainStreet had assets of $178.7 million, shareholders’ equity of $18.5 million and reported net income of $2.2 million, or $1.27 per basic share. We also had gross loans of $156.1 million and deposits of $149.1 million. We have grown substantially since our formation and are continuing to experience rapid growth.

MainStreet owns Franklin Bank and does not engage in any other business. Franklin Bank is a community-oriented bank that offers a variety of banking products and services, including an array of deposit products, consumer loans, commercial loans, and home mortgages. Franklin Bank also offers safe deposit boxes, certain cash management services, and automatic deposit services.

Our strategic plan is directed towards enhancing profitability and shareholder value by increasing our market share in the Franklin County market area and surrounding areas. We have succeeded in growing our market share by providing a high level of personal service, local decision-making, and targeting banking relationships with small- to medium-sized businesses, professional firms, and individuals.

Franklin Bank’s Market Area

Franklin Bank operates primarily in Franklin County in southwest Virginia and surrounding areas. This area includes Franklin County and the Town of Rocky Mount. Franklin County lies in southwest Virginia and is bounded by Henry County to the south, Pittsylvania County to the east, Roanoke County to the north and Floyd/Patrick Counties to the west. Within Franklin County are ten individual communities, including the Town of Rocky Mount, Boones Mill, Callaway, Ferrum, Glade Hill, Hardy, Henry, Penhook, Union Hall, and Wirtz. In 1990, the primary services area had a population of 43,647 and increased 8.34% in 2000 to 47,286. The number of Households was 18,963 in 2000. Per capita personal income was $19,605 in 1999. As of June 30, 2005, total FDIC insured deposits were $694,891,000. While largely agricultural, Franklin County’s economy has grown more in pace with Virginia’s due to the increasing development of Smith Mountain Lake and expanding light manufacturing and commercial base.

Experienced Management

The President and Chief Executive Officer of MainStreet is Larry A. Heaton, who has 27 years’ experience in banking. As of April 30, 2006, the President and CEO of MainStreet since it was formed, Mr. Cecil R. (Andy) McCullar, retired, and effective May 1, 2006, MainStreet’s Board appointed Larry A. Heaton to succeed Mr. McCullar, as was planned. Prior to becoming President and Chief Executive Officer of the company, Mr. Heaton was, and still remains, the President and Chief Executive Officer of Franklin Bank. Mr. Heaton’s banking experience includes 15 years in the Franklin County market area. In addition, Brenda Smith is also an executive officer. She is Executive Vice President and Chief Financial Officer with 18 years of banking experience and an additional 7 years of financial industry experience.

Reasons for the Offering

Franklin Bank has grown rapidly since its formation and we needed additional equity capital to support future growth. We have strived to enhance shareholder value by leveraging our existing capital; however, without the additional equity capital from the private placement our ability to grow would have been constrained. Our goal is to leverage the additional capital in a manner that enhances future earnings per share and shareholder value. We may expand operations throughout Franklin County through additional branch offices and automated teller machines. We also intend to make increased use of alternative delivery systems such as Internet Banking.

Plan of Distribution

The shares sold in this offering will be distributed only if desired by the possible selling shareholders after the registration statement is declared effective. Similarly, the shares underlying the warrants issued to directors in 2000 will be distributed only if warrants are exercised.

The Offering

Common stock offered

220,859 shares, owned as follows: to accredited investors and up to 35 non-accredited investors, sold in a private sale pursuant to Section 4(2) of the Securities Act of 1933. The shareholders have no current intent to sell these shares, but they desire that the shares be registered in case a sale occurs in the future.

83,416 shares available to original directors still holding warrants, exercisable by those persons at a price of $10.00 per share.

Common stock outstanding after the offering	1,763,925 shares (see additional information with respect to this number following this table).

Use of proceeds	We will use the proceeds of the offering to pay the offering expenses and to help maintain Franklin Bank and MainStreet at the well-capitalized level. See “Use of Proceeds” on page 7.

Dividends	We do not anticipate paying cash dividends in the immediate future. The only source of such dividends would be dividends paid to MainStreet by Franklin Bank. Franklin Bank does not anticipate paying any cash dividends in the foreseeable future because of the need to retain capital to support its growth and expansion. MainStreet’s board of directors approved a 1 for 10 share dividend to shareholders of record on November 30, 2006 payable on December 15, 2006. All earnings per share data has been restated to reflect this share dividend.

Trading market and symbol	Our common stock is not actively traded. There is no trading market in the common stock.

Risk factors.	You should read the “Risk Factors” section beginning on page 3 before deciding to purchase any of the shares offered.

Presently, there are 1,763,925 shares outstanding, including those being registered. The number of shares outstanding excludes 150,700 shares that are reserved for issuance under MainStreet’s 2004 Key Employee Stock Option Plan, of which options to purchase 108,207 shares are outstanding at an exercise price of $12.09; 33,000 shares that are reserved for options that were granted at the then fair market value of $9.55 to a former employee; and 83,416 shares that are reserved for warrants that were granted to the organizers of MainStreet with an exercise price of $9.09 per share, and which are subject of this prospectus. The outstanding shares do include 33,000 shares that were reserved for options granted under the employment agreement of Mr. McCullar at an exercise price of $9.09, which he exercised on May 3, 2006. MainStreet’s Board of Directors approved a one for 10 share dividend to shareholders of record on November 30, 2006 payable on December 15, 2006. All share data has been restated to reflect this share dividend.

We were founded as a Virginia corporation in 1999. Our principal executive offices are located at 730 East Church Street, Suite 30, Martinsville, Virginia 24112. Our telephone number is (276) 632-8054.

RISK FACTORS

Investing in MainStreet stock is risky. You should invest only if you determine that you can bear a complete loss of your investment. In your determination, you should consider carefully the following factors:

Factors Related to MainStreet

We are still a young company with a limited operating history in a competitive environment; and have a limited track record of profitability.

MainStreet, the issuer of your shares, opened for business just over five years ago, and has a relatively short operating history. Our success depends on our bank’s operations. The bank is successful only if the income earned on loans and investment securities and from fees is greater than the interest paid on deposits and other sources of funds and general operating expenses. We have experienced profitability. We have no sustained record of profitability and we may never have.

In order to create and maintain interest income greater than interest expense, commonly called “spread,” the bank will have to contend with many factors, which are outlined below.

We have to compete for deposits and loans with larger institutions that have larger lending limits and established customer contacts.	We compete for deposits with many older and larger financial institutions. These institutions may have competitive advantages over us because they have greater capitalization and other resources. They also can offer potential depositors more convenient depository facilities, higher lending limits to borrowers, and certain other customer services which we may not be able to offer. Competition for loans is also intense and is price-driven to some extent. We compete primarily by offering customers personal service and local decision-making, but we also may need to compete in terms of rates charged on products we offer and by paying more to attract deposits. This could reduce or eliminate our profit margin. Even so, we can offer you no assurance that our bank will be successful in continuing to attract the loans and deposits needed to sustain growth.

In making loans, we deal with unfamiliar, smaller borrowers, and this lack of relationship and the size of the borrowers could cause excessive loan losses.	We also compete for loan business with older and larger financial institutions. Unlike these institutions, we have created and intend to continue to create lending relationships with customers seeking to establish new banking relationships and without a previous history with our banks. Moreover, small to medium businesses and consumers, by and large, have less capacity than large businesses or wealthy individuals to repay loans in the event of an economic downturn or other adversity. For all these reasons, it will be several years before the quality of our loan portfolio can be evaluated fully, and we can offer you no assurance that our bank will not incur excessive loan losses.

As a financial institution we could be affected adversely by global as well as local economic trends and policies.	The spread we earn will be affected not only by trends in the economy of our primary source area, Franklin County, Virginia, but also national and international trends and fluctuations. For example, factors like interest rates and money supply policies of the Federal Reserve, inflation, recession, unemployment, natural resource prices, international conflicts and other factors beyond our control may adversely affect that spread. The economy in Franklin County, Franklin Bank’s primary market, is largely dependent on small business and, in the Smith Mountain Lake area, real estate development and sales and tourism. As a community banking company, we are very dependent on the economies in the local markets we serve.

We may not be able to attract and keep good employees because we compete for personnel with larger financial institutions.	Success in a commercial banking business is particularly dependent on employing experienced and service-oriented personnel at all levels. To date, we have been able to hire these types of employees. We intend to keep and to continue to hire experienced lending and operations officers, but you have no assurance that we can continue to staff the banks with appropriate personnel. We recently completed an employment agreement with Larry Heaton, President and Chief Executive Officer of MainStreet and Franklin Bank. We also have an employment agreement with Brenda Smith, Executive Vice President and Chief Financial Officer.

Changes in the law may impact our performance.	Changes in laws and regulations are impacting the entire financial services industry and have resulted in banks operating in new markets and in non-banks providing financial services. In 1999, the U.S. Congress passed the Gramm-Leach-Bliley Financial Services Modernization Act, which allowed combinations of banking, insurance, and securities companies. Larger banks may be able to take greater advantage of new markets and services permitted by this new law than small institutions like ours. In 2001, Congress passed the USA Patriot Act. The law imposes substantial burdens on financial institutions in the war against terrorism. In order to remain competitive in today’s fast-changing financial environment, we must rapidly adjust to changes in laws and regulations and incur the increased costs frequently associated with them. If we fail or are unable to react quickly and appropriately to these developments in the law, we may not be able to compete successfully or we could be subject to substantial penalties, which could have a material adverse effect on our business growth and development.

We will not be able to compete for some time with more established financial institutions offering technologically advanced banking	Banking is part of the technology revolution. Larger and more established banks have a head start in preparing for new forms of bank services offered through the internet and other nontraditional media. They also have greater resources to devote to this effort. It may be some time before our subsidiary bank can compete effectively for this type of business, if at all. On the other hand, our bank has implemented new technology. Each office is networked to a common data source for faster, more up-to-date customer service. The bank also has an optical system that can retrieve data quickly, even copies of checks. This system provides advanced data retrieval capabilities. We have also implemented internet banking.

Community banking is our business model, and we may not be successful in attracting customers as a “community” bank.	Our bank is a so-called “community” bank. In other words, we are largely dependent on personal contacts by our directors, officers and our shareholders, as well as appropriately focused advertising and promotional activities, to appeal to businesses and individuals in search of personalized services likely to be offered by an independent, locally-owned and headquartered commercial bank. It also means that the decision-making is done locally. Our overall identity as a community financial institution is our main selling point to our community. However, changes in how people bank, due primarily to technology, may make community banking less attractive than it has been in the past.

We are dependent on key employees. Mr. McCullar, our leader since we were formed has retired. Mr. Heaton, and Ms. Smith are now even more important, and losing either of them could make it difficult to manage the bank successfully. Qualified bank executives are hard to find.	Our success depends on our ability to attract and keep quality employees. We are particularly dependent on the leadership of Larry Heaton and Brenda Smith, who are extremely valuable to us and would be difficult to replace. See “Management” on page 24. Andy McCullar recently retired. He has been the President and CEO of the company since it was formed. His loss will place more emphasis on the performance of our remaining executive officers. Mr. Heaton and Ms. Smith are critical managers, and the loss of either of them could have a material adverse effect upon our future prospects. We also depend on other key employees. We believe that we have been successful in the past and will be successful in the future in finding experienced banking personnel, although luring such personnel to a non-urban environment can be challenging. We cannot assure investors that we will be successful in recruiting new employees in the future. Qualified employees command competitive salaries. If any key employee does not perform as expected or suddenly quits, our operations could be adversely affected.

Our small market area places us at greater risk of a regional economic problem, such as a significant downturn in real estate transactions and values having a large effect on our performance.	Our primary market area is Franklin County and surrounding areas. This market consists of approximately 692.1 square miles and 47,300 people. Practically, our offices and branches serve only portions of these markets. Accordingly, a regional disaster, like a flood or a tornado, or a significant downturn in real estate values or broader recession would hamper our ability to grow and could hurt our performance. Franklin County has a diverse economic base, but because a substantial part of the County’s growth is real estate driven in the Smith Mountain Lake area, factors such as higher interest rates, which may slow the real estate market or reduce real estate values could result in less business, more defaults and less growth. This could make us less profitable or even result in net losses or possibly, our failure to succeed.

Our profitability depends on interest rates generally.	Our profitability depends in substantial part on our net interest margin, which is the difference between the rates we receive on loans and investments and the rates we pay for deposits and other sources of funds. Our net interest margin depends on many factors that are partly or completely outside of our control, including competition, federal economic, monetary, and fiscal policies, and economic conditions generally. We try to minimize our exposure to interest rate risk, but we are unable to eliminate this risk completely. Especially because of our relatively small size, more aggressive competition for deposits makes it difficult for us to attract deposits, which are necessary to fund loans and other investments, or could raise the cost of deposits.

Our capital base may restrict our growth.	We are required by the banking regulators to keep various capital to asset ratios above certain levels. If we are unsuccessful in continuing to build our capital base, we may have to curtail or stop our growth and forego potential strategic opportunities. This would have a materially adverse affect on our future prospects, including potential revenue, growth and expansion.

It will be difficult for anyone to take over MainStreet, even if a takeover results in most shareholders earning a profit on their shares.	Our Articles of Incorporation and Bylaws contain certain anti-takeover provisions. These provisions may discourage non-negotiated takeover attempts, which you might consider to be in your best interest. In addition, the stock options for current and former employees, because they make the company potentially more expensive for an acquirer, could discourage a takeover attempt. Both the anti-takeover provisions and options tend to perpetuate existing management. See, “Description of Capital Stock – Defensive Anti-takeover Provisions” on page 44.

MainStreet’s management may have interests that may be different from yours, and management controls MainStreet.	Your interests as an investor in MainStreet may be different from management’s, because management may want to continue to control the company, even if it means foregoing an attractive offer you might prefer. Management will also exercise significant control over the selection of the Board of Directors and company policies. Management is able to exercise control because the officers and directors of MainStreet and of our bank will own 18.9% of the total shares outstanding. In addition, certain of our directors hold warrants for 83,416 shares of common stock which they may exercise. These events could increase management’s control. Mr. McCullar, our recently retired President and CEO, had options to acquire an additional 33,000 shares, which he exercised on May 3, 2006. We have a stock option plan pursuant to which options for up to 150,700 shares may be awarded to key employees. Options for 108,207 shares have been awarded under this plan.

Factors Related To An Investment in the Common Stock

Future stock issues may negatively impact your conversion rights.	We may decide to go to the capital markets in the future to support additional growth or strategic opportunities. If we do, we may have to sell common stock for substantially less than the price you paid.

There is no market for our stock.	You may not be able to find a buyer for your shares if you decide to sell them. We currently do not trade on a public market. In addition, we are located in a relatively rural environment and it may be difficult for our stock to attract investor interest regardless of how well we perform.

Special Note Regarding Forward-looking Statements

Some of the statements contained in this private placement memorandum discuss future expectations or state other “forward-looking” information. Those statements could be affected by known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and was derived using numerous assumptions.

Important factors that may cause actual results to differ from projections include, for example,

•	the success or failure of our efforts to implement Franklin Bank’s business plan;

•	the effect of changing economic conditions, particularly changes in interest rates;

•	changes in governmental regulations, tax rates and similar matters;

•	our ability to attract and retain quality employees; and other risks which may be described in our future filings with the SEC.

We do not promise to update forward-looking information to reflect actual results or changes in assumptions or other factors that could affect those statements.

USE OF PROCEEDS

We have received $ 1,727,498 in net proceeds from the sale of the 220,859 shares of our common stock, at an offering price of $8.18 per share and after the offering expenses totaling $79,603. Offering expenses consist of various filing fees, printing expenses, accounting and legal fees and expenses. We contributed the net proceeds to Franklin Bank to fund its operations and growth and to maintain the bank’s status as “well capitalized” under applicable regulations. The proceeds invested in Franklin Bank also increased the bank’s lending limit. MainStreet will not receive any additional proceeds from a sale by a potential selling shareholder pursuant to this offering. Any proceeds from the exercise of any of the warrants to purchase 83,416 shares of common stock by directors will be used for the same purpose, funding the operations and growth of Franklin Bank.

MARKET FOR COMMON STOCK

Market for Company Stock

We are a relatively young company. There is no established market for our common stock. Due to the small number of shares of common stock outstanding and the very limited demand for it on the secondary market, we do not anticipate that our common stock will be traded actively for some time. The development of an active trading market, whether or not our stock is traded over-the-counter or reported on an exchange, depends on the existence of willing buyers and sellers. Moreover, should a trading market develop there can be no assurance that our common stock will trade for prices at or above the price paid by the selling shareholders. Only investors who have a long term interest should buy our stock.

Determination of Offering Price

MainStreet engaged the services of Anderson & Strudwick, an investment bankers firm, located at 707 E. Main Street, 20th Floor, Richmond, VA 23219 to help establish the price of the shares of common stock to be offered by this prospectus at $8.18. Changes in the condition of MainStreet or the market may affect the value of this stock. We encourage you to consult a personal financial advisor and to make a careful investment decision.

DIVIDEND POLICY

In order to preserve capital to facilitate growth and expansion, we do not anticipate paying cash dividends for at least the next several years.

We are organized under the Virginia Stock Corporation Act, which prohibits the payment of a dividend if, after giving it effect, the corporation would not be able to pay its debts as they become due in the usual course of business or the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved, to satisfy the preferential rights upon dissolution of any preferred shareholders. In addition, because we are a bank holding company, the Federal Reserve Board may impose restrictions on cash dividends paid by us. In addition under the applicable federal laws, the Comptroller of the Currency restricts the total dividend payments of any calendar year, without prior approval, to the net profits of that year as defined, combined with retained profits for the two preceeding years. Franklin Bank is regulated by the Comptroller of the Currency.

If and when cash dividends are declared, they will be largely dependent upon our earnings, financial condition, business projections, general business conditions, statutory and regulatory restrictions and other pertinent factors.

The Board of Directors of MainStreet BankShares, Inc. approved a one for ten share dividend to shareholders of record November 30, 2006 payable December 15, 2006. All earnings per share data has been restated to reflect this share dividend.

CAPITALIZATION

The following table sets forth our consolidated capitalization at September 30, 2006 and December 31, 2005. Any future sale of shares pursuant to this prospectus will not change the capitalization of MainStreet materially.

	September 30, 2006	December 31, 2005
Shareholders’ equity:
Preferred stock, no par value; 10,000,000 shares authorized; none issued and outstanding	$—	$—
Common stock, no par value; 10,000,000 shares authorized; 1,603,569 and 1,573,569 shares issued and outstanding at September 30, 2006 and December 31, 2005, respectively	15,650,606	15,350,606
Retained earnings	2,883,369	663,531
Accumulated other comprehensive loss	(7,274)	(30,956)

Total shareholders’ equity	$18,526,701	$15,983,181

DILUTION

Any purchase of shares from a possible selling shareholder may immediately dilute your investment. The book value per share is determined by dividing our net worth (assets less liabilities) by the total shares outstanding. Our book value as of September 30, 2006 and December 31, 2005 was $18,526,701 and $15,983,181, respectively or $11.55 and $10.16, per share, respectively. The purchase price per share in any potential offering will be driven primarily by market price, which currently exceeds our book value per share.

The following table illustrates this dilution per share assuming the sale of 220,859 shares of common stock at an offering price of $8.18 per share, net of offering costs. The September 30, 2006 and December 31, 2005 data are shown which includes the private placement offering of shares. It is then adjusted to give book value as if the shares were not sold.

	September 30, 2006	December 31, 2005
Offering price per share	$8.18	$8.18
Book value per share as of December 31, 2005	$11.55	$10.16
Book value per share excluding shares and stock sold	$11.98	$10.38
Dilution per share	$.43	$.22

BUSINESS

General

MainStreet was incorporated in Virginia in 1999 as a bank holding company, primarily to own all of the capital stock of Smith River Community Bank, National Association. (“Smith River”) is a bank organized under the laws of the United States and engages in the business of commercial banking. Smith River opened for business on July 24, 2000. MainStreet organized Franklin Community Bank, National Association as a second wholly owned subsidiary. Franklin Bank opened for business on September 16, 2002. MainStreet had two registered stock offerings raising a total of $14,029,501 primarily to capitalize these banks. Substantially to support the growth at Franklin Bank on September 20, 2004, MainStreet commenced a private placement offering of its common stock to accredited investors and up to 35 nonaccredited investors under Rule 506 of the Securities and Exchange Act of 1933. The offering terminated January 31, 2005 having sold 220,859 shares with total proceeds of $1,807,101. The additional capital raised by this offering was used principally to aid in maintaining all regulatory capital ratios at the adequately capitalized level.

On January 13, 2005 MainStreet, Smith River Bank and Argentum Capital Management, LLC (“Argentum”) entered into an agreement pursuant to which MainStreet sold and Argentum’s or its assigns purchased all of the outstanding shares of the common stock of Smith River Bank for $6,500,000. The transaction closed on March 23, 2005. Immediately following the sale MainStreet downstreamed $4,000,000 to Franklin Bank. As a result, MainStreet and Franklin Bank were well-capitalized at December 31, 2005. After March 23, 2005, Franklin Bank became our only remaining subsidiary and we now conduct all of our operations through it.

We presently operate two banking offices. Presented in the following table is the location of each banking office, the date it opened for business and the deposits as of September 30, 2006 and December 31, 2005.

Office	Location	Date Opened	September 30, 2006	December 31, 2005
			Deposits
Rocky Mount	400 Old Franklin Turnpike Suite 100, Rocky Mount, VA 24151	September 16, 2002	$99,547,480	$84,671,883

Westlake	12930 Booker T. Washington Hwy Hardy, VA 24101	April 9, 2004	$49,598,152	$39,483,878

Both of Franklin Bank’s offices are leased for 15 years and each has a 5 year renewal option. It is anticipated that a third office will open in the second quarter of 2007.

Strategy

Our strategy is to enhance shareholder value by increasing net income through continued loan growth, while controlling the cost of deposits and the growth of non-interest expense. To achieve this goal, we plan to provide our customers with products and services comparable to those offered by our competitors and to continue to provide our customers with a high level of personal service and local decision-making. We also may continue to expand our network of branches and automated teller machines throughout Franklin County and to make increased use of alternative delivery systems, such as Internet Banking.

Market Area

Franklin Bank operates primarily in Franklin County in southwest Virginia and surrounding areas. This area includes Franklin County and the Town of Rocky Mount. Franklin County lies in southwest Virginia and is bounded by Henry County to the south, Pittsylvania County to the east, Roanoke County to the north and Floyd/Patrick Counties to the west. Within Franklin County are ten individual communities, including the Town of Rocky Mount, Boones Mill, Callaway, Ferrum, Glade Hill, Hardy, Henry, Penhook, Union Hall, and Wirtz. In 1990, the primary services area had a population of 43,647 and increased 8.34% in 2000 to 47,286. The number of households was 18,963 in 2000. Per capita personal income was $19,605 in 1999. As of June 30, 2006, total FDIC insured deposits were $694,891,000. While largely agricultural, Franklin County’s economy has grown more in pace with Virginia’s due to the increasing development of Smith Mountain Lake and expanding light manufacturing and commercial base.

Lending Services

Franklin Bank offers a range of short- to medium-term commercial and personal loans. Commercial loans include both secured and unsecured loans for working capital (including inventory and receivables), business expansion (including acquisition of real estate and improvements), and purchase of equipment and machinery. Consumer loans include secured and unsecured loans for financing automobiles, home improvements, education, and personal investments. Franklin Bank also makes various types of real estate loans.

Our lending efforts are directed primarily to making loans to individuals and businesses in our market area. As of December 31, 2005, we had approximately $144.2 million in gross loans and $42.6 million in unfunded loan commitments and unused lines of credit outstanding. As of September 30, 2006, we had approximately $156.1 million in gross loans and $36.1 million in unfunded loan commitments and unused lines of credit outstanding.

Our lending activities are subject to a variety of lending limits imposed by law. While different limits apply in certain circumstances based on the type of loan or the nature of the borrower, in general Franklin Bank is subject to a loan-to-one borrower limit of 15% of Franklin Bank’s Tier I capital plus the allowance for loan losses and unsecured loans and an additional 10% for secured loans. Franklin Bank voluntarily may choose to impose a policy limit on loans to a single borrower that is less than the legal lending limit. Franklin Bank’s legal lending limit at September 30, 2006 and December 31, 2005 of $2.7 million and $2.3 million, respectively, is sufficient to satisfy the credit needs of a large portion of its targeted market segment. Franklin Bank’s Franklin Bank has established relationships with correspondent banks to participate in loans when loan amounts exceed our legal lending limits or internal lending policies.

Virtually all of MainStreet’s business activity is with customers located in its primary market area. Accordingly, operating results are closely correlated with the economic trends within the region and influenced by the significant industries in the region including furniture, pre-built housing, real estate development, agriculture, and resort and leisure services. In addition, the ultimate collectibility of the loan portfolio is susceptible to changes in the market condition of the region. The commercial portfolio is diversified, but does have three areas classified as concentrations of credit at September 30, 2006 and December 31, 2005. The areas of concentrations of credits are in loans for real estate with an outstanding balance of $27,828,883 and $21,295,282, respectively; loans for construction of buildings with an outstanding balance of $23,539,240 and $20,834,734, respectively; and loans for construction of heavy and civil engineering buildings with an outstanding balance of $14,232,287 and $13,097,467, respectively. In addition, at September 30, 2006, we also considered our residential construction as a concentration which totaled $26,938,951.

MainStreet has established policies related to the credit process and for collateral in loan originations. Loans to purchase real and personal property are generally collateralized by the related property with loan amounts established based on certain percentage limitations of the property’s total stated or appraised value. Credit approval is primarily a function of cash flow, collateral, and the evaluation of the creditworthiness of the individual borrower or project based on pertinent financial information and the amount to be financed, and the borrower’s repayment ability based on their cash flow stream.

Commercial Loans. Commercial lending activities are directed principally toward businesses whose demand for funds will fall within Franklin Bank’s legal lending limit. These businesses include small- to medium-sized professional firms, retail and wholesale businesses, light industry, and manufacturing concerns operating in and around the primary service area. The types of loans provided include term loans with fixed and variable interest rates and working capital lines of credit with variable rates secured by equipment, inventory, accounts receivable, and commercial real estate.

Commercial business loans generally have a higher degree of risk than residential mortgage loans, but have commensurately higher yields. To manage these risks, Franklin Bank generally secures appropriate collateral and monitors the financial condition of its business borrowers. In addition, personal guarantees are generally obtained from the principals of business borrowers and/or third parties to further support the borrower’s ability to service the debt and reduce the risk of nonpayment. Residential mortgage loans generally are made on the basis of the borrower’s ability to make repayment from his employment and other income and are secured by real estate whose value tends to be easily ascertainable. In contrast, commercial business loans typically are made on the basis of the borrower’s ability to make repayment from cash flow from its business and are secured by business assets. As a result, the availability of funds for the repayment of commercial business loans may be substantially dependent on the financial success of the business borrower itself. Further, the collateral for commercial business loans may depreciate over time and cannot be appraised with as much precision as residential real estate.

Real Estate Loans. Real estate lending includes commercial and residential development/construction loans, home improvement loans, home equity loans and commercial and residential mortgage loans. Franklin Bank has partnered with several different organizations in which the bank originates mortgage loans, which for the most part, then close in the companies’ names. Franklin Bank receives fee income from the transactions. Occasionally, Franklin Bank originates mortgage loans that it retains in its portfolio. Residential loans are secured by first mortgages on one-to-four family residences in the primary service area. Home improvement loans and home equity loans are generally secured by second mortgages on single family residences in the primary service area. Commercial mortgage loans are secured by first mortgages on commercial properties in the primary service area.

The risk associated with residential mortgage lending varies based on employment levels, consumer confidence, fluctuations in the value of real estate and other conditions that affect the ability of borrowers to repay indebtedness. Commercial real estate lending entails significant additional risk. Commercial real estate loans typically involve larger loan balances concentrated with single borrowers or groups of related borrowers. Additionally, the payment experience on loans secured by income-producing properties is typically dependent on the successful operation of a business or a real estate project and thus may be subject, to a greater extent, to adverse conditions in the real estate market or in the economy generally.

Consumer Loans. Consumer loans are made on a secured or unsecured basis and are oriented primarily to the requirements of MainStreet’s customers, with an emphasis on loans for automobiles, home improvements, debt consolidation, and other personal needs.

Consumer loans may entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured, such as lines of credit, or secured by rapidly depreciable assets such as automobiles. In these cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. The remaining deficiency often does not warrant further substantial collection efforts against the borrower. In addition, consumer loan collections are dependent on the borrower’s continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on these loans.

Deposit Products and Other Banking Services

Franklin Bank offers deposit products that are typically available in most banks including checking accounts, NOW accounts, savings accounts, money market accounts, Individual Retirement Accounts, and other time deposits. The transaction accounts and time deposits are tailored to our principal market area at rates competitive to those offered in the area. All deposit accounts are insured by the FDIC up to the maximum amount allowed by law. Franklin Bank solicits accounts from individuals, businesses, associations and organizations, and governmental authorities.

Other bank services include safe deposit boxes, cash management, overdraft protection, and online banking services, travelers checks, direct deposit of payroll and social security checks, and automatic drafts for various accounts. Franklin Bank is associated with the CIRRUS, STAR, VISA, Discover, Plus, Master Card, Maestro, Quest and American Express shared networks of automated teller machines that may be used by bank customers throughout Virginia and other regions. Franklin Bank also offers VISA and MasterCard credit card and VISA debit card services.

Franklin Bank does not have or plan to obtain trust powers. Franklin Bank may in the future offer a full-service trust department, but cannot do so without the prior approval of its federal regulators.

Competition

Banking in Franklin County is highly competitive. Franklin Bank competes as a financial intermediary with other commercial banks, savings & loan associations, credit unions, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market mutual funds, and other institutions operating in Franklin County and elsewhere.

Franklin Bank’s market area is a highly concentrated, highly branched banking market. As of December 31, 2005 there were approximately six commercial banks operating approximately fourteen offices in Franklin County. The only locally owned and operated commercial bank headquartered in our market is First National Bank of Rocky Mount. Bank of America, SunTrust and BB&T Bank all are subsidiaries of holding companies headquartered in other states. Also, one credit union operates offices in Franklin County. Further, various other financial companies, ranging from local to national firms, provide financial services to residents of this market area.

We believe that Franklin Bank will be able to compete effectively in this market, and that the community will continue to respond to Franklin Bank’s community bank focus and emphasis on service to small businesses, individuals, and professional concerns but there can be no assurance of this.

Employees

At September 30, 2006 and December 31, 2005, we had 50 and 41 employees, respectively, including our officers. We believe that our employee relations are excellent.

Properties

At December 31, 2005 the Corporation had one lease agreement for its facility in Martinsville, Virginia. On January 28, 2004, MainStreet signed a new lease for the executive offices and operations area for 3,000 square feet of area located in the Patrick Henry Shopping Mall, Suite 30. This new lease, which commenced May 1, 2004, will expire April 30, 2009. The lease does not have a renewal option.

Franklin Bank’s main office is located at 400 Old Franklin Turnpike, Suite 100, Rocky Mount, Virginia, in a section of town known as the Rocky Mount Marketplace. The bank leases a two-story facility with approximately 8,200 square feet of which the Bank provides permanent financing to the owners. The lease is for a 15-year period and the expiration date of the lease is June 30, 2018. One of the owners is also a director of Franklin Bank and both owners are shareholders of MainStreet. A branch of Franklin Bank opened on April 9, 2004 at 12930 Booker T. Washington Highway, Hardy, Virginia, a facility leased by the bank. The bank also provides permanent financing to the owner of this facility, of which a director of the bank is a partner. The lease commenced on April 7, 2004 and will expire April 6, 2019. Management deems these leases to be made on comparable market terms. Both the main office and the branch have a drive-up ATM.

Franklin Bank owns a lot adjacent to their Rocky Mount Office. No other real property is owned by MainStreet or the Bank. It is anticipated that a third office of Franklin Bank will open in the second quarter of 2007. It should also be a leased facility.

MainStreet believes its banking facilities are well located to serve their intended banking markets and are attractively furnished and well equipped for banking purposes.

Legal Proceedings

Neither MainStreet nor Franklin Bank is a party to any pending legal proceeding or aware of any threatened legal proceeding where MainStreet or Franklin Bank may be exposed to any material loss. From time to time in the normal course of business Franklin Bank files standard claims to collect loans.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion is intended to assist in understanding and evaluating the financial condition and results of operations of MainStreet BankShares, Inc. on a consolidated basis. This discussion and analysis should be read in conjunction with MainStreet’s consolidated financial statements and related notes included below.

Forward-Looking Statements

This report contains forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in such forward-looking statements which are representative only on the date hereof. Readers of this report should not rely solely on the forward-looking statements and should consider all uncertainties and risks discussed throughout this report. MainStreet takes no obligation to update any forward-looking statements contained herein. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities: (1) competitive pressures among depository and other financial institutions may increase significantly; (2) changes in the interest rate environment may reduce margins; (3) general economic conditions, either nationally or regionally, may be less favorable than expected that could result in a deterioration of credit quality or a reduced demand for credit; and (4) legislative or regulatory changes including changes in accounting standards, may adversely affect the business.

General

MainStreet was incorporated on January 14, 1999 in the Commonwealth of Virginia as First Community National BanCorp., Inc. MainStreet was primarily formed to serve as a bank holding company. MainStreet has had two registered stock offerings raising a total of $14,029,501 since its inception. MainStreet provides a wide variety of banking services through its one wholly-owned subsidiary, Franklin Bank. Franklin Bank has offices in Rocky Mount, Virginia and Hardy, Virginia.

On September 20, 2004, MainStreet commenced a private placement offering of its common stock to accredited investors and up to 35 non-accredited investors under Rule 506 of the Securities and Exchange Act of 1933. There were no brokerage or underwriting commissions payable in the private placement. The offering terminated January 31, 2005 having sold 220,859 (restated for the effect of the one for ten share dividend to shareholders of record November 30, 2006 payable on December 15, 2006) shares with total proceeds of $1,807,101. The additional capital raised by this offering was used principally to aid in maintaining all regulatory capital ratios at the adequately capitalized level.

On January 13, 2005, MainStreet, Smith River Bank and Argentum entered into an Agreement pursuant to which MainStreet sold, and investors retained by Argentum purchased, all of the outstanding shares of the common stock of Smith River Bank for $6,500,000. The transaction was consummated on March 23, 2005. As part of the transaction, MainStreet agreed to acquire specified loans from Smith River Bank under certain conditions after the closing. In the event Smith River determines it must charge off one of the specified loans, (after pursuing normal collection efforts), MainStreet will acquire all of Bank’s rights, title and interest in the charged off loan. MainStreet’s obligation to purchase such loans will not exceed the principal amount of the loan at the time of the purchase plus Smith River’s out of pocket collection expenses. The outstanding principal balance of such loans at December 31, 2005 was $641,087 and MainStreet recorded a contingent liability of $250,000 against such loans. To date, MainStreet has not been required to repurchase any of the loans. Also as part of the transaction, Smith River Bank agreed to outsource certain administrative and related activities to MainStreet for a period of three years following the closing for an annual fee of $505,000. Immediately following the sale of Smith River Bank, MainStreet downstreamed $4,000,000 to Franklin Bank. MainStreet and Franklin Bank were well-capitalized at December 31, 2005.

MainStreet filed a Form 8-K on March 8, 2006 reporting that it will restate its quarterly Form 10-QSB reports for the periods ending March 31, 2005, June 30, 2005, and September 30, 2005 to reflect the effect of recent guidance from its independent accountants concerning the tax expense incurred on the sale of a subsidiary on March 23, 2005. At the time of the sale, MainStreet recorded income tax expense of $562,466 related to the gain on the sale. In turn, MainStreet reflected this tax expense on each of the quarterly Form 10-QSB reports now being restated. This expense was also taken into consideration in MainStreet's earnings release on February 2, 2006 which disclosed quarterly and year-to-date earnings and basic per share data along with total assets. Upon a very recent review of MainStreet's income tax return, MainStreet's independent accounting firm determined that MainStreet had no taxable gain on the sale of the subsidiary and accordingly owed no tax expense. MainStreet was notified by the accounting firm of this determination on March 3, 2006 in a called meeting of its audit committee. The restated quarterly reports will reflect that MainStreet has incurred no tax expense in connection with the subsidiary's sale in accordance with the updated guidance. The consolidated financial statements for 2005 reflect no tax expense in connection with the transaction. MainStreet has reviewed the matter in respect to its disclosure controls and believes that the restatement does not implicate its controls.

Critical Accounting Policies

MainStreet’s financial statements are prepared in accordance with accounting principles generally accepted in the United States (GAAP). The financial information contained within our statements is, to a significant extent, based on measures of the financial effects of transactions and events that have already occurred. A variety of factors could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset or relieving a liability. We use historical loss factors, peer comparisons, regulatory factors and the trend in the economy as factors in determining the inherent loss that may be present in our loan portfolio. Actual losses could differ significantly from the historical factors that we use in estimating risk.

The allowance for loan losses is an estimate of the losses that may be sustained in our loan portfolio. The allowance is based on two basic principles of accounting: (i) SFAS No. 5, “Accounting for Contingencies,” which requires that losses be accrued when they are probable of occurring and estimable and (ii) SFAS No. 114, “Accounting by Creditors for Impairment of a Loan,” which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance. The allowance for loan losses is maintained at a level, which, in management’s judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management’s evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, economic conditions, and other risks inherent in the portfolio. Management reviews the past due reports and risk ratings and discusses individually the loans on these reports with the responsible loan officers. Management uses these tools and provides a quarterly analysis of the allowance based on peer analysis, regulatory reserve analysis and an analysis based on the experience in each category of commercial, real estate or consumer loans. The regulatory analysis is generally utilized to allocate the reserve to each of the different loan categories. With this information management then again utilizes the tools and analyzes the risk-rated loans, past dues, concentrations of credit, unsecured loans, and the economic trend to further add to the allowance. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. This allowance, then, is designated as a specific reserve. Although management uses available information to recognize losses on loans, because of uncertainties associated with local economic conditions, collateral values, and future cash flows on impaired loans, it is reasonably possible that a material change could occur in the allowance for loan losses in the near term. However, the amount of the change that is reasonably possible cannot be estimated. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses. Past due status is determined based on contractual terms.

Overview

Total assets at December 31, 2005 were $153,343,670 compared to $158,342,609 at December 31, 2004, a decline of $4,998,939. This decline resulted from the divestiture of Smith River Bank during the first quarter of 2005, whose assets were $59,482,118 at December 31, 2004. Assets from continuing operations offset this decline by increasing $54,483,179, or 55.11% from year-end 2004. The largest components of total assets at December 31, 2005 were net loans in the amount of $142,539,337, cash and due from banks in the amount of $4,310,255 and securities available for sale in the amount of $2,553,783. Total deposits were $124,155,761 at December 31, 2005, an increase of $33,717,311 or 37.28% over December 31, 2004. Total shareholders’ equity at December 31, 2005 and 2004 was $15,983,181 and $12,283,579, respectively.

MainStreet’s net income for the twelve months ending December 31, 2005 and 2004 was $3,370,546 and $775,198, respectively. Basic earnings per share was $1.95 and $.50 for 2005 and 2004, respectively. Diluted earnings per share for 2005 and 2004 were $1.92 and $.50, respectively. Return on average assets in 2005 and 2004 was 2.32% and .57%, respectively while return on average shareholders’ equity was 23.67% and 7.38% for 2005 and 2004, respectively. Net income for the year ended 2005 includes the gain on the sale of Smith River Bank in the amount of $1,406,165 (net of $212,527 cash expenses and $200,000 indemnity loan accrual), income from the discontinued operations of Smith River Bank in the amount of $239,483, and income from continuing operations in the amount of $1,724,898 (net of tax). Included in net income from continuing operations is a $50,000 additional indemnity loan expense accrual recorded in the third quarter of 2005. Net income from continuing operations for the year ended 2004 was $579,063 and included an additional $230,000 loan loss provision to cover a commercial loan charge-off in the amount of $334,500 and a reversal of the valuation reserve of the deferred tax asset which added $477,359 to net income as an income tax benefit. Income from the discontinued operations of Smith River Bank was $196,135 for the year ended December 31, 2004.

Franklin Bank opened on September 16, 2002 and ended December 31, 2005 with $152,486,195 in total assets. Franklin Bank operates in a vibrant market which has a strong economy that provides a distinct advantage to MainStreet. Franklin Bank showed net income for calendar years 2005 and 2004 in the amounts of $1,756,497 (net of tax) and $531,959, respectively. Income in calendar year 2004 included a change in the valuation reserve of the deferred tax asset which added $428,994 to net income as an income tax benefit. In June 2004 Franklin experienced a commercial loan charge-off in the amount of $334,500, which was a participation loan from Smith River Bank. As a result, an additional $230,000 loan loss provision was recorded in the second quarter of 2004. Franklin’s net interest margin was 4.47% and 3.61% for the twelve-month periods ended December 31, 2005 and 2004, respectively. The increase in net interest margin is due to a substantial increase in interest income, contributed by both increases in volumes and rates and loan fee income, combined with controlled interest rates on deposit accounts along with increases in the short-term federal funds rate. Franklin’s assets repriced faster than their deposits. The Federal Reserve raised short-term interest rates eight times in 2005 and five times during 2004. The year ended with a prime rate of 7.25%. The prime rate, which is the basis for pricing many commercial and consumer loans, follows the short-term interest rate established by the Federal Reserve.

The financial services industry is highly competitive. Competition continues to be strong in the Franklin market and young financial institutions such as Franklin Bank must price new loans competitively. Also the ability for nonfinancial entities to provide financial services also increases competition. Franklin Bank’s growth is also quite dependent on consumer and real estate based lending and there is concern over the sustainability of the substantial growth that has been occurring in real estate markets generally. Franklin Bank’s growth in the future may be negatively affected by interest rate increases and deterioration in the real estate market, if it occurs.

Results of Operation

Net interest income is the difference between total interest income and total interest expense. The amount of net interest income is determined by the volume of interest-earning assets, the level of interest rates earned on those assets and the cost of supporting funds. The difference between rates earned on interest-earning assets and the cost of supporting funds is measured as the net interest margin. MainStreet’s principal source of income is from the net interest margin. The distribution of assets, liabilities, and equity along with the related interest income and interest expense is presented in the section referenced as Industry Guide 3 Statistical Information. The change in interest income and interest expense attributable to rate and/or volume can also be found in the same section.

For 2005, net interest income totaled $5,758,386 compared to $2,674,592 for 2004. The total average interest-earning assets were $128,260,831 and $74,459,365 for the years ending December 31, 2005 and 2004, respectively, an increase of $53,801,466, or 72.26%. The total average interest-bearing liabilities were $105,060,615 and $62,306,568 for the years ending December 31, 2005 and 2004, respectively, an increase of $42,754,047 or 68.62%. Volumes of earning assets have continued to increase from year to year, especially loans, net of unearned deferred fees and costs. Average loans, net of unearned deferred fees and costs increased $54,641,594 in 2005 over 2004, or 83.10%. Average time deposits increased $27,079,351 from 2004 to 2005. Average short and long-term borrowings increased $7,315,068 from 2004 to 2005. The net interest margin for MainStreet at December 31, 2005 and 2004 was 4.49% and 3.59%, respectively, an increase of 90 basis points. The increase in net interest margin is due to a substantial increase in interest income, contributed by both increases in volumes and rates and loan fee income, combined with controlled interest rates on deposit accounts along with increases in the short-term federal funds rate.

The Federal Reserve raised short-term interest rates eight times in 2005 and five times during 2004. The year ended with a prime rate of 7.25%. The prime rate, which is the basis for pricing many commercial and consumer loans, follows the short-term interest rate established by the Federal Reserve.

Provision for Loan Losses

A provision for loan losses is charged to earnings for the purpose of establishing an allowance for loan losses that is maintained at a level, which, in management’s judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management’s evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, economic conditions, and other risks inherent in the portfolio. Management reviews past due reports and risk ratings and discusses individually the loans on these reports with the responsible loan officers. Management uses these tools and provides a quarterly analysis of the allowance based on peer analysis, regulatory reserve analysis and an analysis based on the experience in each category of commercial, real estate or consumer loans. As the allowance is maintained losses are, in turn, charged to this allowance rather than being reported as a direct expense.

For the year-to-date periods ending December 31, 2005 and 2004, the provision for loan losses was $690,400 and $956,900, respectively. During the second quarter of 2004 MainStreet recorded a total of $230,000 in loan provisions to cover $334,500 in commercial loan charge-offs, almost all of which was a participation loan at Franklin Bank from Smith River Bank. Strong period over period loan growth at Franklin Bank also contributed to the loan provision during 2005. The allowance for loan losses, or the reserve, was $1,777,345 and $1,123,214 at December 31, 2005 and 2004, respectively. This allowance equated to 1.23% and 1.25% of loans, net of unearned income at December 31, 2005 and 2004, respectively. Net charge-offs were $36,269 and $374,287 for 2005 and 2004, respectively, or .03% and .57%, respectively, of average loans, net of unearned deferred fees and costs. The amount of charge-offs can fluctuate substantially based on the financial condition of the borrowers, business conditions in the borrowers’ markets, collateral values and other factors which are not capable of precise projection at any point in time. No assurance can be given that unforeseen adverse economic conditions or other circumstances will not result in increased provisions in the future. A summary of the loan loss experience and an allocation of the allowance can be found below in the section referenced as Industry Guide 3 Statistical Information.

Noninterest Income

Noninterest income for the years ending December 31, 2005 and December 31, 2004 was $1,103,526 and $1,003,963, respectively, an increase of $99,563, or 9.92%. Service charges on deposit accounts were $169,601 and $122,416 for the above-referenced time periods, respectively, an increase of $47,185 or 38.54%. NSF charges, net of waives and charge-offs primarily contributed to this increase in service charges on deposit accounts, increasing by $37,296 or 40.52%. The number of checking accounts are increasing and thereby increasing net NSF income. The addition of Franklin’s second branch, Westlake Branch, on April 9, 2004 also contributed to the increase. Mortgage brokerage income has provided a good base of noninterest income, although dependent on the health of the real estate market. Mortgage brokerage income increased $120,404 or 50.29% for 2005 as compared to 2004. Franklin Bank has partnered with several different organizations in which the banks originate mortgage loans, which for the most part, then close in the companies’ names. Franklin Bank receives fee income from the transactions. Servicing fees collected from Smith River Bank, per the agreement (see “General”), were $389,610 for the year ended December 31, 2005. In addition, affiliate fees paid by Smith River Bank prior to the sale on March 23, 2005 were $127,488, and were included in the servicing fee category. Affiliate fees charged to Smith River Bank during the year ended 2004 were $603,769, which also were included in the servicing fee category the 2004 period. MainStreet continues to provide various services to Smith River Bank, per the Servicing Agreement, but reduced compared to services performed prior to the sale.

Noninterest Expense

Total noninterest expense for the years ending December 31, 2005 and December 31, 2004 was $3,561,508 and $2,619,951, respectively, an increase of $941,557, or 35.94%. The 2005 results contain twelve months of operations of the new Westlake branch of Franklin Bank, which opened on April 9, 2004. The following chart shows the noninterest expense by category for the years ending December 31, 2005 and 2004, the dollar change and the percentage change.

Expense	12-31-05	12-31-04	Dollar Change	Percentage Change
Salaries and employee benefits	$1,805,964	$1,291,072	$514,892	39.88%
Occupancy and equipment	522,209	451,310	70,899	15.71
Professional fees	265,091	202,592	62,499	30.85
Advertising and promotion	83,848	67,810	16,038	23.65
Outside processing	275,045	194,303	80,742	41.55
Franchise tax	136,000	61,005	74,995	122.93
Other expenses	473,351	351,859	121,492	34.53

As can be seen by the chart, the largest component of noninterest expense is salaries and employee benefits, followed by occupancy and equipment costs, and other expenses. MainStreet employees are its most valuable resource and asset. Occupancy and equipment costs include rent, utilities, janitorial service, repairs and maintenance, real estate taxes, service maintenance contracts and depreciation expense. Professional fees include fees for audit, legal, and other. Outside processing primarily includes data processing, payroll processing, check clearings, and insurance. Other expenses include OCC assessments, FDIC assessments, supplies, shareholder communications, telephone, postage, director fees, travel expense, meals and entertainment, subscriptions and dues, seminars and education, and contributions. Included in other expenses is an additional $50,000 accrual recorded in September 2005 as a reserve for MainStreet’s indemnity obligations to Smith River Bank under the Indemnity Agreement. All categories of noninterest expense as of December 31, 2005 include expense associated with the Westlake branch of Franklin Bank which opened on April 9, 2004 and direct growth and expansion. The opening of the Westlake branch increased salaries and employee benefits expense, which is already our largest expense. It also increased occupancy expenses as detailed above. The franchise tax expense is based on the total amount of capital; therefore, with the downstream of capital to Franklin Bank from the holding company, the capital level increased thus causing an increase in the franchise tax.

Income Taxes

MainStreet is subject to both federal and state income taxes. Franklin Bank is not subject to state income taxes. A bank in Virginia is required to pay a franchise tax that is based on the capital of the entity. MainStreet recorded income tax expense (benefit) on income from continuing operations in the amounts of $885,106 and $(477,359) for the years ended December 31, 2005 and 2004, respectively. Due to the profitability of MainStreet in 2004, the valuation allowance against the deferred tax asset was reversed which added $477,359 to net income as an income tax benefit. All operating loss carryforwards have been utilized as of December 31, 2005.

BALANCE SHEET

Investment Portfolio

MainStreet’s investment portfolio is used for several purposes as follows:

1)	To maintain sufficient liquidity to cover deposit fluctuations and loan demand.

2)	To fulfill pledging collateral requirements.

3)	To help balance the overall interest rate risk position of the balance sheet.

4)	To make a reasonable return on investments.

Funds not utilized for capital expenditures or lending are invested in overnight federal funds, securities of the U.S. Government and its agencies, mortgage-backed securities, municipal bonds, and certain other debt and equity securities. Currently, the Corporation has invested in U.S. Agencies, Federal Reserve Bank Stock, Federal Home Loan Bank Stock and corporate securities. MainStreet’s policy is not to invest in derivatives or other high-risk instruments at this time. The entire securities portfolio was categorized as available-for-sale at December 31, 2005 and December 31, 2004 and is carried at estimated fair value. Unrealized market valuation gains and losses, net of deferred taxes, on securities classified as available-for-sale are recorded as a separate component of shareholders’ equity. Please refer to Footnote #2 in this attached Form 10-KSB for a breakdown of the investment portfolio, repricing data, and pledge information.

Loan Portfolio

MainStreet has established a credit policy detailing the credit process and collateral in loan originations. Loans to purchase real estate and personal property are generally collateralized by the related property with loan amounts established based on certain percentage limitations of the property’s total stated or appraised value. Credit approval is primarily a function of the credit worthiness of the individual borrower or project based on pertinent financial information, the amount to be financed, and collateral. At December 31, 2005 and 2004 the breakdown of gross loans in the loan portfolio was as follows:

	2005		2004
Commercial	$81,138,129	56.28%	$45,157,571	50.30%
Residential real estate	27,982,694	19.41	20,598,689	22.95
Consumer	35,056,410	24.31	24,014,637	26.75

Total	$144,177,233	100.00%	$89,770,897	100.00%

As can be seen by the loan portfolio dollars, MainStreet experienced substantial loan growth in 2005 compared to 2004 with an increase of $54,406,336 or 60.61% due to continuing loan demand. Although some loan growth for Franklin Bank is anticipated, it is unlikely that the current level of loan growth will continue. There was no material change in the mix of loan types for the two periods. Commercial loans continue to be the primary source of lending. Residential real estate loans and consumer loans each decreased as a percentage of total loans from year end 2004 to year end 2005.

The commercial portfolio is diversified, but does have three areas classified as concentrations of credit at December 31, 2005. The areas of concentrations of credits are in loans for real estate with an outstanding balance of $21,295,282; loans for construction of heavy and civil engineering buildings with an outstanding balance of $13,097,467; and loans for construction of buildings with an outstanding balance of $20,834,734. At December 31, 2004, there were three areas classified as concentrations of credit. The areas of concentrations of credits were in loans for real estate with an outstanding balance of $11,009,692; loans for construction of heavy and civil engineering buildings with an outstanding balance of $4,850,326; and loans for construction of buildings with an outstanding balance of $10,507,422.

Nonaccrual loans and loans past due 90 days or more are considered by MainStreet to be nonperforming loans. MainStreet’s policy is to discontinue the accrual of interest on loans once they become 90 days past due and are not well-collateralized, or earlier when it becomes doubtful that the full principal and interest will be collected. Once a loan is placed on nonaccrual status, any interest that is collected will generally be recorded on a cash basis until the loan is satisfied in full or circumstances have changed to such an extent that the collection of both principal and interest is probable. Nonaccrual loans were $10,975 and $0 at December 31, 2005 and December 31, 2004, respectively. There were no loans past due more than 90 days at December 31, 2005 or 2004.

Deposits

Deposits are the largest source of funds used to support asset growth of MainStreet. The ratio of loans, net of unearned to deposits was 116.24% and 99.46% as of December 31, 2005 and 2004, respectively. The ratio of total time deposits to total deposits was 61.04% and 48.53% at December 31, 2005 and 2004, respectively. Total deposits at December 31, 2005 and 2004 were $124,155,761 and $90,438,450, respectively. The deposit mix was as follows:

	2005		2004
Demand deposits	$13,053,658	10.51%	$8,983,120	9.93%
Interest checking deposits	6,776,003	5.46	4,544,443	5.02
Money market deposits	9,342,298	7.53	12,023,169	13.30
Savings deposits	19,197,943	15.46	21,002,367	23.22
Time deposits $100,000 and over	30,005,051	24.17	15,533,446	17.18
Other time deposits	45,780,808	36.87	28,351,905	31.35

Total	$124,155,761	100.00%	$90,438,450	100.00%

Total deposits increased $33,717,311, or 37.28% at year-end 2005 compared to year-end 2004. The chart reflects that the largest increases as a percentage of total deposits were in time deposits $100,000 and over and other time deposits. Demand deposits and interest checking deposits, as a percentage of total deposits, increased in 2005 in comparison to 2004 but at a slower rate than time deposits. Money market deposits and savings deposits, as a percentage of total deposits, decreased in 2005 in comparison to the prior year. The levels and mix of deposits are influenced by such factors as customer service, interest rates paid, service charges, and the convenience of banking locations. Competition is fierce from other depository institutions in our market. Management attempts to identify and implement the pricing and marketing strategies that will help control the overall cost of deposits and to maintain a stable deposit mix. The overall yield on interest bearing deposits was 2.85% and 2.30% for 2005 and 2004, respectively. This increase of 55 basis points is reflective of the competition in the overall market and the commitment to control funding costs during 2005 even with the short-term interest rate increases. Rate increases in 2005 on savings, interest checking and money market deposit rates were minimal due to the higher rates paid on 2004 for these deposits.

Shareholders’ Equity

Total shareholders’ equity was $15,983,181 and $12,283,579 at December 31, 2005 and 2004, respectively. The initial stock offering was completed during the third quarter of 2000 with gross proceeds of $6,893,680. Offering expenses of $185,518 were netted against equity. The secondary stock offering was completed December 31, 2002 with gross proceeds of $7,135,821. Offering expenses of $260,880 were netted against equity. The private placement offering terminated January 31, 2005 having sold 220,859 shares (restated for the one for ten share dividend to shareholders of record November 30, 2006 payable December 15, 2006) with total proceeds of $1,807,101. Offering expenses of $79,603 were netted against equity.

The maintenance of appropriate levels of capital is a priority and is continually monitored. MainStreet and Franklin Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Quantitative measures established by regulations to ensure capital adequacy require MainStreet and Franklin Bank to maintain minimum capital ratios. Failure to meet minimum capital ratios can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a material effect on the consolidated financial statements. Also, declining capital can impact the ability of the bank to grow other assets. MainStreet and Franklin Bank were well-capitalized at December 31, 2005. See Note No. 14 to the financial statements for capital ratios.

Asset Liability Management

Asset liability management functions to maximize profitability within established guidelines for liquidity, capital adequacy, and interest rate risk. It also helps to ensure that there is adequate liquidity to meet loan demand or deposit outflows and interest rate fluctuations. Liquidity is the ability to meet maturing obligations and commitments, withstand deposit fluctuations, fund operations, and provide for loan requests. MainStreet’s material off balance sheet obligations are loan commitments which were $42,625,299 at December 31, 2005. MainStreet has a liquidity contingency plan that gives guidance on the maintenance of appropriate liquidity and what action is required under various liquidity scenarios. MainStreet’s liquidity is provided by cash and due from banks, interest-bearing deposits, federal funds sold, securities available-for-sale, and loan repayments. MainStreet also has overnight borrowing lines available with their correspondent bank, the ability to borrow from the Federal Reserve Bank’s discount window, and the ability to borrow long-term and short-term from the Federal Home Loan Bank (“FHLB”). MainStreet’s ratio of liquid assets to total liabilities (exclusive of assets and liabilities held for sale) at December 31, 2005 and December 31, 2004 was 1.94% and 6.78%, respectively. As can be seen from the ratios, liquidity is a concern for management. Deposits provide the basic core for liquidity; however; deposits have not kept up with the pace of loan demand and thus MainStreet has relied on alternative funding. MainStreet has borrowings of $10,000,000 outstanding from FHLB at year end along with $2,025,000 in overnight borrowings from our correspondent bank. MainStreet may be required to increase interest rates to obtain additional core funding. If core funding cannot be increased, additional alternative funding may be increased or loan growth restricted. MainStreet has policies in effect to monitor alternative funding and to limit it according to asset size.

Interest rate sensitivity is measured by the difference, or gap, between interest sensitive earning assets and interest sensitive interest bearing liabilities and the resultant change in net interest income due to market rate fluctuations, and the effect of interest rate movements on the market. Management utilizes these techniques for management of interest rate risk in order to minimize change in net interest income with interest rate changes. The following table shows the sensitivity of MainStreet’s balance sheet at December 31, 2005, but is not necessarily indicative of the position on other dates.

	Three Months or Less	Greater than Three To Twelve Months	Cumulative One Year	Greater than Twelve Months	Total
Rate Sensitive Assets:
Time Balances	$106,313	$—	$106,313	$—	$106,313
Federal Funds Sold	—	—	—	—	—
Investments	300,627	—	300,627	2,253,156	2,553,783
Restricted Equity Securities	—	—	—	1,011,600	1,011,600
Gross Loans
Commercial – Secured by Real Estate	27,516,277	3,854,408	31,370,685	29,860,993	61,231,678
Retail – Secured by Real Estate	49,148,631	4,544,287	53,692,918	15,481,244	69,174,162
Commercial – Other	5,762,193	131,776	5,893,969	4,815,104	10,709,073
Other Retail Loans	1,514,186	277,109	1,791,295	1,271,025	3,062,320

Total Rate Sensitive Assets	$84,348,227	$8,807,580	$93,155,807	$54,693,122	$147,848,929

Rate Sensitive Liabilities:
Interest Checking	$6,776,003	$—	$6,776,003	$—	6,776,003
Money Markets	9,342,298	—	9,342,298	—	9,342,298
Savings	19,197,943	—	19,197,943	—	19,197,943
Time Deposits $100,000 and over	7,595,789	14,350,495	21,946,284	8,058,767	30,005,051
Other Time Deposits	11,559,545	24,182,582	35,742,127	10,038,681	45,780,808
Federal funds purchased	2,025,000	—	2,025,000	—	2,025,000
Long-term borrowings	10,000,000	—	10,000,000	—	10,000,000

Total Rate Sensitive Liabilities	$66,496,578	$38,533,077	$105,029,655	$18,097,448	$123,127,103
Interest Rate Sensitivity Gap	$17,851,649	$(29,725,497)	$(11,873,848)	$36,595,674	$24,721,826

Cumulative interest sensitivity gap	$17,851,649	$(11,873,848)	$—	$24,721,826	—
Ratio of sensitivity gap to rate sensitive assets	12.07%	(20.10)%	(8.03)%	24.75%	16.72%
Cumulative ratio of sensitivity gap to rate sensitive assets	12.07%	(8.03)%	—	16.72%	—

Contractual Obligations, Commitments, Contingent Liabilities, Off-Balance Sheet Arrangements, and Related Party Transactions

MainStreet provides certain services for its subsidiary bank. These services include accounting, investments, treasury management, compliance, audit, deposit and loan operations, and data processing. In exchange for these services, the bank pays an affiliate fee to the holding company. Per the servicing agreement signed upon the sale of Smith River Bank, MainStreet will continue to provide certain services to Smith River Bank for an annual fee of $505,000 for a three-year period. MainStreet does not own any real property and has a modest amount of fixed assets. The affiliate fee paid by Franklin Bank and the servicing fee paid by Smith River Bank also provides for MainStreet’s cash requirements since most of the expenses are directly related to the banks. Dividends from the Bank would also be a source of cash for MainStreet. However, Franklin Bank, in light of its projected growth and capital needs, is unlikely to be able to provide dividends to MainStreet in the foreseeable future. Under the applicable federal laws, the Comptroller of the Currency restricts the total dividend payments of any calendar year, without prior approval, to the net profits of that year as defined, combined with retained net profits for the two preceding years. MainStreet, therefore, will not pay dividends until it is deemed appropriate by management. No dividends to date have been paid by MainStreet.

A summary of MainStreet’s significant contractual obligations and commitments is presented in the following table, with a reference to the footnote disclosure in the consolidated financial statements detailing the dollar amount by maturity.

Footnote Disclosure in Notes to Consolidated Financial Statements

Contractual Cash Obligations Operating Leases	Note #12

Other Commitments Commitments to extend credit	Note #16

Related Party Transactions Related Party Transactions	Note #4

Long-term Borrowings	Note #7

Impact of Inflation

Most of the MainStreet’s assets are monetary in nature and therefore are sensitive to interest rate fluctuations. MainStreet does not have significant fixed assets or inventories. Fluctuations in interest rates and actions of the Board of Governors of the Federal Reserve System (“FRB”) have a great effect on MainStreet’s profitability. Management continually strives to manage the relationship between interest-sensitive assets and liabilities.

Recent Accounting Developments

Revision to FASB Statement No. 123, “Accounting for Stock-Based Compensation” will be effective for MainStreet for reporting periods after December 15, 2005 and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. It will require a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award.

AUDITED FINANCIAL STATEMENTS AND RELATED FOOTNOTES

Our audited financial statements and related footnotes are included in this prospectus below starting on page F-1, following the section entitled, “Where You Can Find More Information.”

UNAUDITED QUARTERLY FINANCIAL STATEMENTS AND RELATED FOOTNOTES

Our quarterly unaudited financial statements and related footnotes are included in this prospectus below following the audited financial statements and related footnotes.

INDUSTRY GUIDE 3 STATISTICAL INFORMATION

Selected Statistical Information of MainStreet BankShares, Inc.

The following statistical information is based on daily average balances.

Distribution of Assets, Liabilities, and Shareholders’ Equity: Interest Rates and Interest Differentials

	2005			2004
	Average Balance	Interest	Yield/Rate	Average Balance	Interest	Yield/Rate
Loans, net of unearned	$120,396,058	$8,496,725	7.06%	$65,754,464	$3,915,011	5.95%
Securities available-for-sale	2,686,752	96,218	3.58	2,891,174	95,996	3.32
Restricted equity securities	804,398	38,696	4.81	258,947	12,800	4.94
Interest-bearing deposits in banks	217,555	5,129	2.36	206,613	2,699	1.31
Federal funds sold	4,156,068	139,144	3.35	5,348,167	75,983	1.42

Total Interest Earning Assets	128,260,831	8,775,912	6.84%	74,459,365	4,102,489	5.51%
Cash and due from banks	2,633,035			1,742,032
Other assets	1,940,916			1,008,555
Allowance for loan losses	(1,475,410)			(788,128)
Assets held for sale	13,731,636			58,839,936

Total Assets	$145,091,008			$135,261,760

Interest checking deposits	$6,832,565	$105,248	1.54%	$3,522,204	$54,857	1.56%
Money market deposits	10,489,281	198,387	1.89	10,964,014	207,025	1.89
Savings deposits	20,018,301	395,035	1.97	14,520,815	287,211	1.98
Time deposits $100,000 and over	22,677,554	809,269	3.57	11,577,522	309,707	2.68
Other time deposits	37,442,668	1,267,906	3.39	21,463,349	565,907	2.64
Federal funds purchased	285,178	9,715	3.41	258,664	3,190	1.23
Short-term borrowings	1,095,890	33,081	3.02	—	—	—
Long-term borrowings	6,219,178	198,885	3.20	—	—	—

Total interest-bearing liabilities	105,060,615	3,017,526	2.87%	62,306,568	1,427,897	2.29%
Demand deposits	12,161,430			7,678,001
Other liabilities	927,823			317,750
Liabilities held for sale	12,698,731			54,453,763

Total Liabilities	130,848,599			124,756,082
Shareholders’ Equity	14,242,409			10,505,678

Total Liabilities and Shareholders’ Equity	$145,091,008			$135,261,760

Net Interest Earnings		$5,758,386	3.97%		$2,674,592	3.22%

Net Yield on Interest Earning Assets			4.49%			3.59%

Loan fees, net of costs, are included in total interest income. Gross loan fee income totaled $635,837 and $450,499 as of December 31, 2005 and 2004, respectively. The average balance of nonaccrual assets is included in the calculation of asset yields.

The following table sets forth for the period indicated a summary of the change in interest income and interest expense resulting from changes in volume and rates. The change in interest attributable to both rate and volume changes has been allocated to rate and volume changes in proportion to the relationship of the absolute dollar amounts of the change in each.

	2005 Compared to 2004 Increase (Decrease) Due to Change In			2004 Compared to 2003 Increase (Decrease) Due to Change In
	Average Volume	Average Rate	Total Increase (Decrease)	Average Volume	Average Rate	Total Increase (Decrease)
Interest Income :
Loans, net of unearned	$3,746,302	$835,412	$4,581,714	$2,461,598	$130,052	$2,591,650
Securities available-for-sale	(7,040)	7,262	222	61,123	7,368	68,491
Restricted equity securities	26,248	(352)	25,896	4,293	(1,763)	2,530
Interest-bearing deposits in banks	150	2,280	2,430	(12,716)	(1,496)	(14,212)
Federal funds sold	(20,179)	83,340	63,161	14,928	18,041	32,969

Total Interest Income	$3,745,481	$927,942	$4,673,423	$2,529,226	$152,202	$2,681,428

Interest Expense:
Interest checking deposits	$50,999	$(608)	$50,391	$23,318	$(4,917)	$18,401
Money market deposits	(8,978)	340	(8,638)	76,936	(8,058)	68,878
Savings deposits	108,487	(663)	107,824	234,323	1,886	236,209
Time deposits $100,000 and over	370,489	129,073	499,562	213,092	6,944	220,036
Other time deposits	507,997	194,002	701,999	379,395	3,019	382,414
Federal funds purchased	359	6,166	6,525	3,188	(2)	3,186
Short-term borrowings	33,081	—	33,081	—	—	—
Long-term borrowings	198,885	—	198,885	—	—	—

Total Interest Expense	$1,261,319	$328,310	$1,589,629	$930,252	$(1,128)	$929,124

Net Interest Income	$2,484,162	$599,632	$3,083,794	$1,598,974	$153,330	$1,752,304

INVESTMENT PORTFOLIO

All securities at December 31, 2005 and December 31, 2004 were classified as available-for-sale. The amortized cost and approximate market values and gross unrealized gains and losses of securities available for sale appear in in Note 2 of the consolidated financial statements.

Proceeds from the sale of these securities are included in the cash flow statement. Gross gains and losses along with pledged information appear in Note 2 of the consolidated financial statements.

The following table shows the maturities of securities available-for-sale as of December 31, 2005 and the weighted average yields of such securities. The weighted average yields are calculated on the basis of the cost and effective yields weighted for the scheduled maturity of each security.

	Due in One Year or Less		Due After 1 – 5 Years		Due After 5 - 10 Years		Due After 10 Years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Total
U. S. government agencies	$—	—%	$2,253,156	3.49%	$—	—%	$—	—%	$2,253,156
Corporate securities	300,627	6.50	—	—	—	—	—	—	300,627

Total	$300,627		$2,253,156		$—		$—		$2,553,783

LOAN PORTFOLIO

The amounts of loans outstanding at the indicated dates are shown in the following table according to loan type:

	December 2005	December 2004	December 2003
Commercial, financial and agricultural	$81,138,129	$45,157,571	$24,593,797
Real estate-mortgage	27,982,694	20,598,689	6,800,214
Consumer	35,056,410	24,014,637	10,112,506

Gross Loans	144,177,233	89,770,897	41,506,517
Unearned income and deferred fees	139,449	180,898	77,850

Loans, net of unearned income and deferred fees	144,316,682	89,951,795	41,584,367
Less: Allowance for loan losses	(1,777,345)	(1,123,214)	(540,601)

Loans, net	$142,539,337	$88,828,581	$41,043,766

Virtually all of MainStreet’s business activity is with customers located in its primary market area. Accordingly, operating results are closely correlated with the economic trends within the region and influenced by the significant industries in the region including furniture, pre-built housing, real estate development, agriculture, and resort and leisure services. In addition, the ultimate collectibility of the loan portfolio is susceptible to changes in the market condition of the region. The commercial portfolio is diversified, but does have three areas classified as concentrations of credit at December 31, 2005. The areas of concentrations of credits are in loans for real estate with an outstanding balance of $21,295,282; loans for construction of buildings with an outstanding balance of $20,834,734; and loans for construction of heavy and civil engineering buildings with an outstanding balance of $13,097,467. At December 31, 2004 there were three areas classified as concentrations of credit which were loans for real estate with an outstanding balance of $11,009,692; loans for construction of buildings with an outstanding balance of $10,507,422; and loans for construction of heavy and civil engineering buildings with an outstanding balance of $4,850,326. At December 31, 2003 there were two areas classified as concentrations of credit which were loans for real estate with an outstanding balance of $7,836,471 and loans for construction of buildings with an outstanding balance of $3,517,369.

MainStreet has established policies related to the credit process and for collateral in loan originations. Loans to purchase real and personal property are generally collateralized by the related property with loan amounts established based on certain percentage limitations of the property’s total stated or appraised value. Credit approval is primarily a function of cash flow, collateral, and the evaluation of the creditworthiness of the individual borrower or project based on pertinent financial information and the amount to be financed, and the borrower’s repayment ability based on their cash flow stream.

The following table shows the amount of commercial, financial, and agricultural loans outstanding at December 31, 2005 and their maturity distribution.

	Within One Year	After One But Within Five Years	After Five Years	Total
Commercial, financial and agricultural	$36,503,111	$38,445,203	$6,189,815	$81,138,129
Interest rates are floating or adjustable	31,133,310	13,134,138	2,995,862	47,263,310
Interest rates are fixed or predetermined	5,369,801	25,311,065	3,193,953	33,874,819

It is MainStreet’s policy to discontinue the accrual of interest on loans once they become 90 days past due and are not well-collateralized, or earlier when it becomes doubtful that the full principal and interest will be collected. Once a loan is placed on nonaccrual status, any interest that is collected will generally be recorded on a cash basis until the loan is satisfied in full or circumstances have changed to such an extent that the collection of both principal and interest is probable. Net charge-offs of $36,269, $374,287 and $0 for 2005, 2004 and 2003, respectively, equated to .03%, .57% and 0%, respectively, of average loans outstanding, net of unearned deferred fees and costs. There were no loans past due more than 90 days at December 31, 2005, December 31, 2004 and December 31, 2003. Nonaccrual loans were $10,975, $0 and $0 at December 31, 2005, December 31, 2004 and December 31, 2003, respectively. These loans are also considered impaired loans. Lost interest related to impaired loans as of December 31, 2005, December 31, 2004 and December 31, 2003 was $739, $0 and $0, respectively.

At December 31, 2005, 2004 and 2003 MainStreet had $20,000, $0 and $0, respectively, in other real estate, which is property acquired through foreclosure. Other real estate is carried at its fair market value.

Summary of Loan Loss Experience

The following table shows MainStreet’s average loan balance for each period, changes in the allowance for loan losses by loan category, and additions to the allowance which have been charged to operating expense.

	December 31, 2005	December 31, 2004	December 31, 2003
Average amount of loans, net of unearned, outstanding during the year	$120,396,058	$65,754,464	$24,237,869
Balance of allowance for loan losses at beginning of year	1,123,214	540,601	130,700
Loans charged off:
Commercial, financial and agricultural	(31,219)	(361,093)	—
Real estate-mortgage	(22,000)	—	—
Consumer	(16,264)	(13,194)	—

Total loans charged off:	(69,483)	(374,287)	—

Recoveries of loans previously charged off:
Commercial, financial and agricultural	33,214	—	—
Real estate- mortgage	—	—	—
Consumer	—	—	—

Total recoveries:	33,214	—	—

Net loans charged off:	(36,269)	(374,287)	—
Additions to the allowance for loan losses	690,400	956,900	409,901

Balance of allowance for loan losses at end of year	$1,777,345	$1,123,214	$540,601

Ratio of net charge offs during the period to average loans outstanding during period	.03%	.57%	.00%

In analyzing the adequacy of the allowance for loan losses, management reviewed risk ratings of loans, past due reports and nonaccrual loans. Management has also reviewed the allowance in comparison to experience-to-date along with regulatory and peer comparisons. MainStreet has also taken into consideration concentrations of credit along with the economy of the area. The amount of the loan loss reserve by category and the percentage of each category to total loans is as follows:

	December 2005		December 2004		December 2003
Commercial, financial and agricultural	$1,144,900	56.28%	$504,241	50.30%	$219,562	59.25%
Real estate – mortgage	255,924	19.41	143,799	22.95	49,994	16.38
Consumer	376,521	24.31	160,803	26.75	74,144	24.37
Specific reserve	—	—	—	—	—	—
Unallocated	—	—	314,371	—	196,901	—

Total	$1,777,345	100.00%	$1,123,214	100.00%	$540,601	100.00%

DEPOSITS

Total deposits at December 31, 2005 and 2004 were $124,155,761 and $90,438,450, respectively. See Management’s Discussion and Analysis for the major classifications of deposits along with their percentage to total deposits. The average amount and rate of these deposits can be found in the Distribution of Assets, Liabilities, and Shareholders Equity: Interest Rate and Interest Differentials table found earlier in this Guide 3 Statistical Information section. The maturities of time deposits $100,000 and over and other time deposits are presented in Note 6 to the consolidated financial statements.

RETURN ON EQUITY AND ASSETS

Certain ratios for equity and assets as of December 31, 2005 and December 31, 2004 are presented as follows:

	December 31, 2005	December 31, 2004
Return on average shareholders’ equity from continuing operations	12.11%	5.51%
Return on average shareholders’ equity	23.67	7.38
Return on average assets from continuing operations	1.19	.43
Return on average assets	2.32	.57
Dividend payout ratio	—	—
Average shareholders’ equity to average assets	9.82	7.77

SHORT-TERM BORROWINGS
The following table presents information on each category of MainStreet’s short-term borrowings.
Short-term Federal Home Loan Bank advances
Amount outstanding at period end	$—	$—
Weighted average interest rate of period end	—	—
Maximum amount outstanding at any month-end during the period	$4,000,000	—
Average amount outstanding during the period	$1,095,890	—
Weighted average interest rate during period	3.02%	—

Federal funds purchased
Amount outstanding at period end	$2,025,000	$—
Weighted average interest rate of period end	4.20%	—
Maximum amount outstanding at any month-end during the period	$2,025,000	$2,550,000
Average amount outstanding during the period	$285,178	$258,664
Weighted average interest rate during period	3.41%	1.23%

MANAGEMENT

EXECUTIVE OFFICERS

Cecil R. McCullar, 69 – President, Chief Executive Officer and Director.

Cecil R. McCullar has worked for several banks. Prior to joining BankShares, he was the President and Chief Executive Officer of First American FSB, a $450 million thrift that was a wholly owned subsidiary of First American Corporation, from 1995 to 1998. He was President and Chief Executive Officer of Charter Federal Savings Bank, which was a $750 million thrift with 28 branches throughout southwest Virginia and Knoxville, Tennessee, from 1993 to 1995. Mr. McCullar retired as President and CEO effective April 30, 2006. Subsequent to his planned retirement as President and CEO, Mr. McCullar retired from MainStreet’s Board effective May 4, 2006.

Larry A. Heaton, 48 – President, CEO and director, as well as President, CEO and director of Franklin Community Bank, N.A.

Larry A. Heaton has worked in banking his whole career. Prior to joining MainStreet, he was Senior Vice President/Regional Retail Banking Manager with BB&T from July 1999 through April 2000. Prior to that position, he served as President and CEO and Director of the Bank of Ferrum from June 1991 to July 1999. Prior to that, he served in various capacities with Piedmont Trust Bank (affiliate bank to Bank of Ferrum). Mr. Heaton succeeded Mr. McCullar as President and CEO of MainStreet on May 1, 2006.

Brenda H. Smith, 46 – Executive Vice President, Chief Financial Officer and Corporate Secretary.

Brenda H. Smith joined MainStreet in August 1999. From 1995 to 1999, she was Vice President, Corporate Controller and Assistant Secretary of MainStreet Financial Corporation, a $2 billion multi-bank holding company headquartered in Martinsville, Virginia. From 1988 to 1995, she was an Accounting Officer for Piedmont Trust Bank, a subsidiary of MainStreet Financial Corporation.

SECURITY OWNERSHIP OF PRINCIPAL SHAREHOLDERS AND MANAGEMENT

Principal Shareholders

The following table sets forth as of October 31, 2006 certain information regarding those persons (including any "group" as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934) who MainStreet knows were the beneficial owners of 5% or more of the outstanding shares of MainStreet’ Common Stock including vested warrants and options:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common Stock	TCF Financial Corporation, Inc. 200 East Lake Street, Wayzata, MN 55391	149,539	7.5

Common Stock	Joel R. Shepherd 2320 Maiden Lane, Roanoke, VA 24015	107,531	5.4

Management

The following table sets forth as of October 31, 2006 the beneficial ownership of MainStreet’ Common Stock by all (1) directors, (2) named executive officers and (3) directors and named executive officers as a group. Unless otherwise indicated, based on information furnished by such shareholders, management believes that each person has sole voting and investment power with respect to all shares beneficially owned by each person.

	Amount and Nature of Beneficial Owner
Name and Address of Beneficial Owner	Sole Voting & Investment Power		Other (1)		Aggregate Total	Percent of Class
Joseph F. Clark Stuart, Virginia	6,160		—		6,160.3

Charles L. Dalton Stuart, Virginia	5,097		1,100	(3)	6,197.3

John M. Deekens Stuart, Virginia	5,500		—		5,500.3

Larry A. Heaton Collinsville, Virginia	27,500		49,403	(4)	76,903	3.9

Morton W. Lester Martinsville, Virginia	67,100	(2)	—		67,100	3.4

C. R. McCullar (9) Roanoke, Virginia	44,000	(2)			44,000	2.2

Danny M. Perdue Rocky Mount, Virginia	40,689		6,160	(5)	46,849	2.4

	Amount and Nature of Beneficial Owner
Name and Address of Beneficial Owner	Sole Voting & Investment Power		Other (1)		Aggregate Total	Percent of Class
Joel R. Shepherd Roanoke, Virginia	107,531		—		107,531	5.4
Michael A. Turner Penhook, Virginia	23,223		11,000	(6)	34,223	1.7
Milford A. Weaver Collinsville, Virginia	9,411	(7)	630	(8)	10,041.5
Directors and Officers as a Group (10 persons)	336,211		68,293		404,504	20.4
Directors and Officers as a Group (9 persons) (excluding Director retirees)	292,211		68,293		360,504	18.1

1)	Includes shares owned by relatives and in certain trust relationships, which shares may be deemed to be beneficially owned under rules and regulations of the Securities and Exchange Commission. The inclusion of these shares does not constitute an admission of beneficial ownership. All shares have been restated to reflect the one for ten share dividend.
2)	Includes 11,000 shares that may be acquired pursuant to warrants granted under MainStreet Warrant Plan for organizing directors.
3)	Includes 1,100 shares owned by Dalton Insurance agency, an insurance agency of which the director is a partial owner.
4)	Includes 49,403 shares that may be acquired through the 2004 Key Employee Stock Option Plan upon exercise of 49,403 stock Options.
5)	Includes 6,160 shares owned by his spouse.
6)	Includes 11,000 shares owned by his spouse.
7)	Includes 4,400 shares that may be acquired pursuant to warrants granted under MainStreet Warrant Plan for organizing directors.
8)	Includes 630 shares owned by Virginia Blower Co., a heating/air conditioning company of which the director is a partial owner.
9)	Mr. McCullar recently resigned from MainStreet’s Board subsequent to his planned retirement as President and CEO.

Mr. McCullar, our original President, CEO and director, who resigned recently, exercised his options to purchase 33,000 shares of MainStreet common stock at $9.09 per share on May 3, 2006. His ownership based on total shares outstanding plus outstanding options and warrants is 2.2%.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires that MainStreet’ directors and executive officers, and persons who own more than 10% of a registered class of MainStreet’ equity securities, file with the Securities and Exchange Commission initial reports of ownership and reports of change in ownership of Common Stock and other equity securities of MainStreet. The same persons are also required by Securities and Exchange Commission regulation to furnish MainStreet with copies of all Section 16(a) forms that they file. To our knowledge, based solely on our review of the copies of such reports furnished to it or written representations from certain reporting persons that they have complied with the relevant filing requirements, during the year ended December 31, 2005, all Section 16(a) filing requirements applicable to our officers, directors and more than 10% shareholders were complied with.

MEETINGS AND COMMITTEES

The Board of Directors held 9 meetings during 2005. In 2005, the Audit/Compliance Committee of the Board met 5 times, the Executive Committee met 2 times, the Human Resources Committee met 3 times, and the Investment/Asset Liability Committee did not meet. During 2005, each director attended more than 75% of the aggregate of (i) the total number of meetings of the Board held during the period for which the director was on the Board and (ii) the total number of meetings held by all committees of the Board, with the exception of Jesse D. Cahill, Sr. To date in 2006, the Board of Directors has held 9 meetings. In 2006 to date, the Audit/Compliance Committee of the Board has met 7 times, the Executive Committee has met 1 time, the Human Resources Committee has met 3 times, and the Investment/Asset Liability Committee has not met. During 2006 to date, each director attended more than 75% of the aggregate of (i) the total number of meetings of the Board held during the period for which the director was on the Board and (ii) the total number of meetings held by all committees of the Board, with the exception of Jesse D. Cahill, Sr., C. Laine Dalton, and Morton W. Lester.

Committees of the Board

The Board of Directors has a standing Audit/Compliance Committee, Executive Committee, Human Resources Committee, and Investment/Asset Liability Committee.

MainStreet does not have a standing Nominating Committee. Director selection and review is conducted by the entire Board of Directors. MainStreet has no formal process for identifying director nominees. The Board does this on an as needed basis. We believe that this is adequate for a small community financial institution. MainStreet is a relatively young corporation and the directors are among the original organizers of the Corporation and its subsidiary bank, Franklin Community Bank, N.A. Other than the organizers no new directors have been added. We believe the original directors acting as a group are capable of evaluating the performance of the current Board, the qualifications of proposed director nominees and of determining the need for additional directors. As we grow, however, we may reconsider this and establish a nominating committee. MainStreet is not listed on a national securities exchange; therefore, directors participating in director nominations are not required to remain independent. With the current process explained above, not all directors are independent. The Board of Directors will consider Director nominees recommended by shareholders. Generally, candidates should be highly qualified by business, professional or comparable experience, affirmatively desirous of serving on the Board, and able to represent the short-term and long-term interests of the Corporation and all shareholders and not merely those of any special interest group. Candidates should also possess high integrity and exceptional ability and judgment. Shareholders wishing to suggest candidate(s) for consideration at the 2007 Annual Meeting of Shareholders should submit their proposals in accordance with the timeframe and procedures set forth in the paragraph entitled “SUBMISSION OF SHAREHOLDER PROPOSALS” in this Proxy Statement. Shareholder proposals for director nominees should also include the following for the proposed director: name, age, and principal occupation for the past five years, any current directorships held on public companies, number of shares of MainStreet stock owned, and a statement from the prospective nominee agreeing to the nomination. All nominees, whether proposed by a shareholder or other, will be evaluated based on the same criteria.

Audit/Compliance Committee

The Audit/Compliance Committee assists the Board of Directors in fulfilling its fiduciary responsibilities relating to MainStreet’s corporate accounting and reporting practices and legal compliance. The Audit/Compliance Committee is responsible for the appointment of the firm to be employed as its registered independent accountants to audit MainStreet’s consolidated financial statements. The Audit/Compliance Committee reviews and approves the fees, scope, purpose and type of audit services to be performed by the internal and external auditors; reviews the activities and findings of the internal and external auditors to determine the effectiveness of the audit function; reviews procedures for ensuring compliance with MainStreet’s policies on conflict of interest; and renders regular reports to the Board of Directors on its activities and findings. The Audit/Compliance Committee is responsible for ensuring that standards of ethical behavior and proper compliance programs are established and maintained throughout MainStreet. The Audit/Compliance Committee also has the responsibility for establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submissions by employees or contractors of concerns regarding questionable accounting or accounting matters.

The Audit/Compliance Committee consisted of six members at December 31, 2005. The Board of Directors has determined that each of the six members is independent as defined in Rule 4200(a)(15) of the National Association of Securities Dealers, Inc. listing standards.

The Audit/Compliance Committee consists of Jesse D. Cahill, Sr., C. Laine Dalton, John M. Deekens, Danny M. Perdue, Joe C. Philpott and Joel R. Shepherd (Chairman). The Audit/Compliance Committee met 5 times in 2005. The Audit Compliance Committee has met 7 times in 2006.

Due to mandatory age director retirements, there has been a director reallocation of all committees. There are currently five members on the committee. The current Audit/Compliance Committee consists of Michael A. Turner, C. Laine Dalton, John M. Deekens, Danny M. Perdue and Joel R. Shepherd (Chairman).

The Board has adopted for the Audit/Compliance Committee a written charter, which was amended in July 2005 and included as Appendix A to this 2006 Proxy Statement.

The Committee will perform such other functions as are authorized for this Committee by the Board of Directors.

Executive Committee

The Executive Committee has all powers of the full Board not prohibited to it under the Virginia Stock Corporation Act and will be called to meet in the event of emergencies or when action of the Board of Directors is necessary between meetings and it is not possible or practicable to call a special meeting.

The Executive Committee consists of Jesse D. Cahill, Sr., Joseph F. Clark, Roxann B. Dillon, Larry A. Heaton, Morton W. Lester, Danny M. Perdue and Joe C. Philpott. The Executive Committee met 2 times during 2005.

After committee reallocation, the current committee consists of Joel R. Shepherd, Danny M. Perdue, Joseph F. Clark, Morton W. Lesster, and Larry A. Heaton (Chairman). The Executive Committee has met one time during 2006.

Human Resources Committee

The Human Resources Committee is responsible for overseeing the compensation structure of MainStreet. The Committee reviews the performance and establishes the compensation of the CEO and reviews and approves the performance review and compensation of MainStreet’s executive officers upon recommendation of the CEO. The Committee also administers the MainStreet BankShares, Inc. 2004 Key Employee Stock Option Plan.

The Human Resources Committee consists of C. Laine Dalton (Chairman), Roxann B. Dillon, Joe C. Philpott, Milford A. Weaver and Michael A. Turner. The Human Resources Committee met 3 times in 2005.

After committee reallocation, the current committee consists of Milford A. Weaver, Michael A. Turner, John M. Deekens, and C. Laine Dalton (Chairman). The Human Resources Committee has met 3 times during 2006.

COMPENSATION AND OTHER MATTERS

Compensation of Directors

In 2005 and 2006, Directors of MainStreet received $100 for each board meeting and committee meeting that they attended. They received no other compensation for their services as such or reimbursement of any expenses for attending MainStreet’s meetings.

Executive Compensation

The following table presents information relating to the compensation of the Chief Executive Officer and Named Executive Officers for the fiscal years ended December 31, 2005, 2004 and 2003.

SUMMARY COMPENSATION TABLE

	Annual Compensation		Long Term Compensation	All Other Compensation ($) (3)
Name and Principal Position	Year	Salary ($) (1)	Securities Underlying Options (#)(4)
C. R. McCullar	2005	$148,049.58	—	$2,244.06
Previous President, Chief Executive Officer and Director of MainStreet	2004	138,115.74	—	—
	2003	124,476.26	—	—
Larry A. Heaton (2)
President, Chief Executive Officer and Director of Mainstreet; President, CEO and Chairman of Franklin Community Bank, N.A. and Director of MainStreet	2005	$173,892.40	49,403	$1,325.35
	2004	146,997.52	—	—
	2003	127,971.46	—	—

(1)	Includes taxable insurance premiums paid as compensation.
(2)	Mr. Larry A. Heaton was appointed by the Board of Directors to succeed Mr. C. R. McCullar as President and Chief Executive Officer of MainStreet effective May 1, 2006.
(3)	All other compensation consists of 401-K matching contributions from the Company to the named executive officer.
(4)	Stock options have been restated to reflect the one for ten share dividend to shareholders of record on November 30, 2006 payable on December 15, 2006.

Mr. C. R. McCullar was granted 33,000 stock options (restated for the one for ten share dividend to shareholders of record November 30, 2006 payable December 15, 2006) as part of his employment agreement. The options were fully vested on July 24, 2003. Mr. McCullar exercised all of those options on May 3, 2006. Mr. McCullar retired as President and CEO effective April 30, 2006. Subsequent to his planned retirement as President and CEO, Mr. McCullar retired from MainStreet’s Board effective May 4, 2006. Mr. Larry A. Heaton was granted 49,403 stock options (restated for the one for ten share dividend to shareholders of record on November 30, 2006 payable December 15, 2006) during 2005 under the 2004 Key Employee Stock Option Plan all of which were vested immediately.

Option Grants in Last Fiscal Year (1)

Individual Grants
Name	Number of Securities Underlying Options Granted (#) (2)	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date
Larry A. Heaton (1)	41,170	38.0%	$12.09	12/01/2015
Larry A. Heaton (1)	8,233	7.6	12.09	12/19/2015

(1)	Grants to Mr. Heaton in 2005 include qualified and non-qualified stock options. The exercise price is equal to the market value of the common stock on the date of grant. All options vested immediately.
(2)	The options granted have been restated to reflect the one for ten share dividend to shareholders of record November 30, 2006 payable December 15, 2006.

Year-End Stock Option Values

Name	No. of Securities Underlying Unexercised Options at At 12/31/05		Value of Unexercised In-the-Money Options At 12/31/05
C. R. McCullar Prior President, Chief Executive Officer and Director of MainStreet	33,000	(1)(2)	$99,000.00

Larry A. Heaton President, Chief Executive Officer and Director of Mainstreet; President, CEO and Chairman of Franklin Community Bank, N.A.	49,403	(2)	$0.00

(1)	As previously mentioned, Mr. McCullar exercised his stock options on May 3, 2006 after his retirement as President/CEO on April 30, 2006.
(2)	Stock options have been restated to reflect the one for ten share dividend to shareholders of record on November 30, 2006 payable December 15, 2006.

Employment Agreements

MainStreet had an employment agreement with C. R. McCullar that provided for his employment as President and Chief Executive Officer of MainStreet. The Agreement had a rolling three-year term which has been ended by Mr. McCullar. The Agreement provided Mr. McCullar with a base salary and certain standard medical and health insurance benefits while he was employed. If Mr. McCullar’s employment was terminated “without cause” while the agreement was in effect, he was entitled to be paid in a lump sum his base salary through the remaining term of the agreement. If Mr. McCullar’s employment was terminated with cause or if Mr. McCullar terminated his employment, he was entitled to receive his base salary through the date of termination. Also, after McCullar's retirement, which occurred on April 30, 2006, MainStreet will retain McCullar in the capacity of consultant until July 13, 2007 and continue to provide medical and health benefits.

McCullar was granted 33,000 stock options (restated to reflect the one for ten share dividend to shareholders of record on November 30, 2006 payable December 15, 2006) upon the opening of Smith River Community Bank, N.A. All such options were fully vested as of July 24, 2003. Mr. McCullar exercised all of these options on May 3, 2006. Mr. McCullar retired as President and CEO effective April 30, 2006. Subsequent to his planned retirement as President and CEO, Mr. McCullar retired from MainStreet’s Board effective May 4, 2006.

MainStreet and Franklin Community Bank, N.A. entered into an employment agreement with Larry A. Heaton on December 30, 2005 effective January 1, 2006 that provides for his employment as President and Chief Executive Officer of Franklin Community Bank, N.A. The agreement has a rolling one year term that unless terminated at least 90 days prior to each anniversary date, is extended automatically for an additional one year. If Mr. Heaton’s employment is terminated without cause Franklin Bank is obligated to pay Mr. Heaton a lump sum payment equal to: (a) the present value of the total base salary in effect at the time of termination through the remaining term of employment and (b) the present value of Franklin Bank’s cost of all welfare and pension benefits then being provided to Mr. Heaton calculated as if he continued in employment through the remaining term of employment and (c) any incentive benefits accrued as of the date of termination. If Mr. Heaton’s employment is terminated for cause or he voluntarily terminates employment, Mr. Heaton will receive his full base salary through the date of termination. Upon a change of control, Mr. Heaton may choose either of the following: (a) to enter into a replacement employment agreement mutually satisfactory to him and the company acquiring control which shall replace in full the subject employment agreement or (b) to resign his employment, terminate the employment agreement and, subject to certain limitations, receive as severance benefits the continuation for the 36 months immediately following such written notice his salary and benefits excluding any non-accrued incentives. The agreement provides for a non competition obligation within a 25 mile radius of the main office of Franklin Bank for one year after termination of employment or during any longer period in which he is receiving severance benefits after a change of control.

Mr. Heaton was granted 49,403 stock options (restated to reflect the one for ten share dividend to shareholders of record on November 30, 2006 payable December 15, 2006) during 2005 which vested immediately. All stock options expire on the tenth anniversary of the date of grant if not exercised before that time.

COMMITTEE REPORTS

Report of the Human Resources Committee

The following is a report from the Human Resources Committee describing the policies pursuant to which compensation was paid to executive officers of MainStreet during 2005.

The Human Resources Committee is composed of five non-employee directors and has responsibility for reviewing the performance and establishing the compensation of the CEO, and reviewing and approving the performance review and compensation of the remaining MainStreet executive officers upon recommendation of the CEO.

The Human Resources Committee of the Board of Directors fixed and approved the 2005 compensation paid to then-President and CEO Cecil R. McCullar. The Human Resources Committee of the Board of Directors approved the 2005 performance reviews and compensation paid to executive officers Larry Heaton and Brenda H. Smith upon the advice and recommendation of then President and CEO Cecil R. McCullar.

Compensation Program Components: Our compensation programs have been established with the primary objectives of maintaining and providing pay levels and incentive opportunities that are competitive and reflect the performance of MainStreet and the subsidiary bank. The primary component of year 2005 executive officer compensation was base salary. Effective in the second quarter of 2005, MainStreet began a match on the 401-K plan for its employees.

Salary: The base salary parameters were established through comparisons with organizations of similar size and complexity to MainStreet. Compensation levels were set with the objective of ensuring that executive officer base salaries, when considered as a part of total compensation, were adequate and competitive with the peer group of MainStreet and its subsidiary bank, based on asset size.

Stock Options: As a long term incentive to our previous CEO, Mr. McCullar was granted 33,000 stock options (restated to reflect the one for ten share dividend to shareholders of record on November 30, 2006 payable December 15, 2006) upon the opening of Smith River Community Bank, N.A. All options were fully vested on July 24, 2003. Mr. McCullar has exercised these options. Mr. Heaton was granted 49,403 stock options (restated to reflect the one for ten share dividend to shareholders of record November 30, 2006 payable December 15, 2006) in 2005 which vested immediately with a ten-year expiration. Mr. Heaton’s options were granted under the 2004 Key Employee Stock Option Plan.

Submitted by the members of the Human Resources Committee:

Charles L. Dalton (Chairman), Roxann B. Dillon, Joe C. Philpott, Michael A. Turner and Milford A. Weaver.

Report of the Audit/Compliance Committee

The Audit/Compliance Committee's Report to the shareholders, which follows, was approved and adopted by the Committee and by the Board of Directors on March 3, 2006 and March 7, 2006, respectively.

The Audit/Compliance Committee has reviewed and discussed with management the audited financial statements. The Audit/Compliance Committee has discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standard No. 61 (Communication with Audit Committee). In addition, the Audit/Compliance Committee had received from the independent auditors the written disclosures required by Independent Standards Board Standard No. 1 (Independent Discussions with Audit Committee) and discussed with them their independence from MainStreet and its management.

Based on the reviews and discussions described above, the Audit/Compliance Committee recommended to the Board of Directors that the audited financial statements be included in our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005, for filing with the Securities and Exchange Commission. By recommending to the Board of Directors that the audited financial statements be included, the Audit/Compliance Committee is not opining on the accuracy, completeness or presentation of the information contained in the audited financial statements. The auditing firm for MainStreet for the years ended December 31, 2005 and 2004 was Brown, Edwards & Company, L.L.P. located in Bluefield, West Virginia. A representative from Brown, Edwards & Company, L.L.P. is expected to be present at the Annual Meeting, will have an opportunity to make a statement if he or she desires to do so and will be available to respond to questions posed by the shareholders.

Under the terms of its charter, the Audit Committee must preapprove all auditing services and permitted non-audit services (including the fees and terms of such services) to be performed for MainStreet by its independent auditor, subject to a de minimis exception for non-audit services which are approved by the Audit Committee prior to the completion of the audit and otherwise in accordance with the terms of applicable SEC rules. To qualify for the de minimis exception, the aggregate amount of all such non-audit services provided to the Corporation must constitute not more than 5% of the total amount of revenues billed to MainStreet from its independent auditors during the fiscal year in which the services are provided; such services were not recognized by the Corporation at the time of the engagement to be non-audit services; and the non-audit services are promptly brought to the attention of the Audit Committee and approved prior to the completion of the audit by the Audit Committee or by one or more members of the committee to whom authority to grant such approval has been delegated by the Audit Committee. The following are fees for professional services provided to MainStreet by Brown, Edwards & Company, L.L.P. for the fiscal years ended December 31, 2005 and 2004, respectively:

	2005	2004
Audit fees	$34,620	$33,350
Audit-related fees	—	16,238
Tax fees	6,100	9,975
All other fees	—	—

Total fees	$40,720	$59,563

The Audit Fees were billed for the audit of MainStreet’ financial statements and for the required quarterly reviews of those statements. There were no Audit Related Fees billed for the year ended December 31, 2005. During the year ended December 31, 2004, the Audit Related Fees were billed for services provided in assistance with accounting rules and regulations. Tax Fees for the year ended December 31, 2005 include fees associated with the preparation of the annual tax return. Tax Fees for the year ended December 31, 2004 include fees associated with the preparation of the annual tax return and tax issues dealing with the sale of a subsidiary. The Audit/Compliance Committee gave prior approval for all Audit Related Fees and Tax Fees and believes that the independent auditor's provision of the Audit Related and Tax services to MainStreet is compatible with the maintenance of the auditor's independence. Brown, Edwards & Company, L.L.P. has been selected by the Audit/Compliance Committee to be the external audit firm for 2006. The Audit Committee of MainStreet voted on November 15, 2006 to change its independent registered public accounting firm from Brown, Edwards & Company, L.L.P. to Yount, Hyde, & Barbour, P.C. (“Yount, Hyde & Barbour”). MainStreet’s three year contract with Brown, Edwards & Company, L.L.P. will end with the audit of the December 31, 2006 financials. Yount, Hyde & Barbour will begin audit of MainStreet’s financials, including review of Form 10-QSB, with the year ending December 31, 2007. The new firm was chosen after review of solicited bids from various independent registered public accounting firms. The audited financial statements of MainStreet for the last two years received an unqualified audit opinion issued by Brown Edwards. There were no disagreements with Brown Edwards with regards to accounting principles and practices, financial statement disclosure, or auditing scope of procedure.

We are a relatively small and young corporation located outside of a major metropolitan area. We have not been able to attract a director who qualifies as a “financial expert” (as defined by the Sarbanes-Oxley Act) on the Audit/Compliance Committee.

Submitted by the members of the Audit/Compliance Committee:

Joel R. Shepherd (Chairman), Jesse D. Cahill, Sr., Charles L. Dalton, John M. Deekens, Danny M. Perdue and Joe C. Philpott.

BOARD MEMBER ATTENDANCE AT ANNUAL MEETINGS

The Board of Directors recognizes that attendance by directors at annual meetings of the Company’s shareholders benefits MainStreet by giving directors an opportunity to meet, talk with and hear the suggestions or concerns of shareholders who attend those meetings, and by giving those shareholders access to our directors that they may not have at any other time during the year. The

Board of Directors recognizes that directors have their own business interests and are not full-time employees of the Company, and that the Company cannot compel attendance by directors at annual meetings. However, it is the policy of the Board of Directors that directors be strongly encouraged to attend each Annual Meeting of Shareholders. At the 2006 Annual Meeting of Shareholders, nine of the ten directors were in attendance.

COMMUNICATIONS WITH DIRECTORS

The Board of Directors has adopted a policy for shareholders to communicate with directors. Shareholders of MainStreet are encouraged to communicate with the full board, or with individual directors, regarding their suggestions, concerns, complaints and other matters pertinent to our business. Shareholders should send their communication in writing to the Corporate Secretary, indicating whether it is intended for the Board as a whole, for the Chairman of a committee of the Board, or for one or more individual members of the Board. The Corporate Secretary will review all written communications (unless marked conspicuously “CONFIDENTIAL”) and forward them to the director or directors for whom they appear to be intended. Confidential communications, so marked, will not be opened but will be submitted to the named addressee unopened.

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

Our Officers and Directors, and other corporations, business organizations, and persons with which some of our Officers and Directors are associated, customarily have banking transactions with the Bank. All such transactions were made in the ordinary course of business on substantially the same terms, including interest rates and security for loans, as those prevailing at the time in comparable transactions with others and did not involve more than the normal risk of collectibility or present other unfavorable features. None of such loans are classified as nonaccrual, past due, restructured or potential problem. All outstanding loans to Executive Officers and Directors and their associates are current as to principal and interest. As of December 31, 2005, loans to Directors, Executive Officers and their related interests totaled approximately $5,086,732 and unfunded commitments totaled approximately $3,905,572. As of September 30, 2006, loans to Directors, Executive Officers and their related interests totaled approximately $6,674,431 and unfunded commitments totaled approximately $2,759,424.

At the Annual Shareholder Meeting in 2004, shareholders approved our 2004 Key Employee Stock Option Plan for Key Officers and Employees of MainStreet. The Human Resources Committee has full authority to grant stock options under the Plan to officers and employees. The purpose of the Plan is to promote the success of MainStreet by providing incentives to Key Employees that will promote the identification of their personal interest with the long-term financial success of MainStreet and with growth in shareholder value. The Plan is designed to provide flexibility to MainStreet in its ability to motivate, attract and retain the services of Key Employees. The successful conduct of MainStreet and its operation is largely dependent on the judgment, interest and special effort of these Key Employees.

MainStreet has a defined contribution 401-K plan that allows for deferred contributions from its employees. In the second quarter of 2005, MainStreet began a matching contribution under this plan. The 2005 matching expense was $24,417. Please see the Summary Compensation Table for amounts contributed to the 401(k) plan for the named executive officers, C. R. McCullar and Larry A. Heaton.

In the Compensation and Other Matters section of this proxy, former Chief Executive Officer C. R. McCullar’s and current Chief Executive Officer Larry A. Heaton’s employment contracts and stock options are discussed. MainStreet has also entered into an employment contract with its Executive Vice President and Chief Financial Officer, Brenda H. Smith. This agreement has a three-year term and is automatically extended by one year if not terminated at least 90 days prior to each anniversary.

CODE OF ETHICS

MainStreet has adopted a Code of Ethics for all of its employees including its Chief Executive Officer and its Chief Accounting Officer. A copy of the Code of Ethics may be obtained by writing to Brenda H. Smith, Executive Vice President, 730 East Church Street, Suite #30, Martinsville, Virginia 24112.

SUPERVISION AND REGULATION

We provide the following as a summary of statutes and regulations affecting bank holding companies and banks. This summary is qualified in its entirety by reference to these statutes and regulations.

Both MainStreet and the Bank are subject to extensive state and federal banking regulations that impose restrictions on and provide for general regulatory oversight of their operations. These laws generally are intended to protect depositors and not shareholders. The following discussion describes the material elements of the regulatory framework that applies to us.

MainStreet BankShares

Since we own all of the capital stock of the Bank, we are a bank holding company under the federal Bank Holding Company Act of 1956 (the “BHC Act”). As a result, we are primarily subject to the supervision, examination, and reporting requirements of the BHC Act and the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve”). As a bank holding company owning a national bank, the Office of the Comptroller of the Currency (the “OCC”) also regulates and monitors all significant aspects of our operations.

Acquisitions of Banks. The BHC Act requires every bank holding company to obtain the Federal Reserve’s prior approval before:

•	acquiring direct or indirect ownership or control of any voting shares of any bank if, after the acquisition, the bank holding company will directly or indirectly own or control more than 5% of the bank’s voting shares;

•	acquiring all or substantially all of the assets of any bank; or

•	merging or consolidating with any other bank holding company.

The BHC Act provides that the Federal Reserve may not approve any of these transactions if it would result in or tend to create a monopoly or, substantially lessen competition or otherwise function as a restraint of trade, unless the anti-competitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. The Federal Reserve’s consideration of financial resources generally focuses on capital adequacy, which is discussed below.

Under the BHC Act, if adequately capitalized and adequately managed, we or any other bank holding company located in Virginia may purchase a bank located outside of Virginia. Conversely, an adequately capitalized and adequately managed bank holding company located outside of Virginia may purchase a bank located inside Virginia. In each case, however, restrictions may be placed on the acquisition of a bank that has only been in existence for a limited amount of time or will result in specified concentrations of deposits.

Change in Bank Control. Subject to various exceptions, the BHC Act and the Change in Bank Control Act, together with related regulations, require Federal Reserve approval prior to any person or company acquiring “control” of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the bank holding company. Control is refutably presumed to exist if a person or company acquires 10% or more, but less than 25%, of any class of voting securities and either:

•	the bank holding company has registered securities under Section 12 of the Exchange Act; or

•	no other person owns a greater percentage of that class of voting securities immediately after the transaction.

Our common stock is registered under Section 12 of the Exchange Act. The regulations also provide a procedure for challenging the rebuttable presumption of control.

Permitted Activities. A bank holding company is generally permitted under the BHC Act to engage in or acquire direct or indirect control of more than 5% of the voting shares of any company engaged in the following activities:

•	banking or managing or controlling banks; and

•	any activity that the Federal Reserve determines to be so closely related to banking as to be a proper incident to the business of banking.

Activities that the Federal Reserve has found to be so closely related to banking as to be a proper incident to the business of banking include:

•	factoring accounts receivable;

•	making, acquiring, brokering or servicing loans and usual related activities;

•	leasing personal or real property;

•	operating a non-bank depository institution, such as a savings association;

•	trust company functions;

•	financial and investment advisory activities;

•	conducting discount securities brokerage activities;

•	underwriting and dealing in government obligations and money market instruments;

•	providing specified management consulting and counseling activities;

•	performing selected data processing services and support services;

•	acting as agent or broker in selling credit life insurance and other types of insurance in connection with credit transactions; and

•	performing selected insurance underwriting activities.

Despite prior approval, the Federal Reserve may order a bank holding company or its subsidiaries to terminate any of these activities or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that the bank holding company’s continued ownership, activity or control constitutes a serious risk to the financial safety, soundness, or stability of it or any of its bank subsidiaries.

In addition to the permissible bank holding company activities listed above, a bank holding company may qualify and elect to become a financial holding company, permitting the bank holding company to engage in activities that are financial in nature or incidental or complementary to financial activity. The BHC Act expressly lists the following activities as financial in nature:

•	lending, trust and other banking activities;

•	insuring, guaranteeing, or indemnifying against loss or harm, or providing and issuing annuities, and acting as principal, agent, or broker for these purposes, in any state;

•	providing financial, investment, or advisory services;

•	issuing or selling instruments representing interests in pools of assets permissible for a bank to hold directly;

•	underwriting, dealing in or making a market in securities;

•	other activities that the Federal Reserve may determine to be so closely related to banking or managing or controlling banks as to be a proper incident to managing or controlling banks;

•	foreign activities permitted outside of the United States if the Federal Reserve has determined them to be usual in connection with banking operations abroad;

•	merchant banking through securities or insurance affiliates; and

•	insurance company portfolio investments.

To qualify to become a financial holding company, the Bank and any other depository institution subsidiary of MainStreet must be well capitalized and well managed and must have a Community Reinvestment Act rating of at least “satisfactory.” In addition, we must file an election with the Federal Reserve to become a financial holding company and must provide the Federal Reserve with 30 days’ written notice prior to engaging in a permitted financial activity. While we meet the qualification standards applicable to financial holding companies, we have not elected to become a financial holding company at this time.

Support of Subsidiary Institutions. Under Federal Reserve policy, we are expected to act as a source of financial strength for the Bank and to commit resources to support the Bank. This support may be required at times when, without this Federal Reserve policy, we might not be inclined to provide it. In addition, any capital loans we make to the Bank will be repaid only after the Bank’s deposits and various other obligations are repaid in full. In the unlikely event of our bankruptcy, any commitment by us to a federal bank regulatory agency to maintain the capital of the Bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

Franklin Bank

The Bank is subject to extensive state and federal banking regulations that impose restrictions on and provide for general regulatory oversight of our operations. These laws are generally intended to protect depositors and not shareholders. The following discussion describes the material elements of the regulatory framework that applies to us.

Since the Bank is a nationally-chartered commercial bank chartered, it is primarily subject to the supervision, examination and reporting requirements of the OCC. The OCC regularly examines the Bank’s operations and has the authority to approve or disapprove mergers, the establishment of branches and similar corporate actions. Both regulatory agencies have the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law. In addition, the Bank’s deposits are insured by the FDIC to the maximum extent provided by law. The Bank is also subject to numerous state and federal statutes and regulations that affect its business, activities and operations.

Branching. Under current federal law, the Bank may open branch offices throughout Virginia or in other states with the prior approval of the OCC. In addition, with prior regulatory approval, the Bank may acquire branches of existing banks. The Bank and any other national or state-chartered bank also may branch across state lines by merging with banks in other states if allowed by the laws of the applicable state (the foreign state). Federal law, with limited exceptions, currently permits branching across state lines through interstate mergers. The National Bank Act permits interstate branching and interstate mergers.

Under the Federal Deposit Insurance Act, states may “opt-in” and allow out-of-state banks to branch into their state by establishing a new start-up branch in the state. Currently, Virginia has opted-in to this provision. Therefore, state-chartered banks located outside Virginia may branch into Virginia or engage in an interstate merger in Virginia. Many states that have elected to opt-in, like Virginia, have done so on a reciprocal basis, meaning that an out-of-state bank may establish a new start-up branch only if their home state has also elected to opt-in.

Prompt Corrective Action. The FDIC Improvement Act of 1991 establishes a system of prompt corrective action to resolve the problems of undercapitalized financial institutions. Under this system, the federal banking regulators have established five capital categories (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized) in which all institutions are placed. The federal banking agencies have also specified by regulation the relevant capital levels for each of the other categories. At September 30, 2006 and December 31, 2005, the Bank qualified for the well-capitalized category.

Federal banking regulators are required to take various mandatory supervisory actions and are authorized to take other discretionary actions with respect to institutions in the three undercapitalized categories. The severity of the action depends upon the capital category in which the institution is placed. Generally, subject to a narrow exception, the banking regulator must appoint a receiver or conservator for an institution that is critically undercapitalized.

An institution that is categorized as undercapitalized, significantly undercapitalized, or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. A bank holding company must guarantee that a subsidiary depository institution meets its capital restoration plan, subject to various limitations. The controlling holding company’s obligation to fund a capital restoration plan is limited to the lesser of 5% of an undercapitalized subsidiary’s assets at the time it became undercapitalized or the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches or engaging in any new line of business, except under an accepted capital restoration plan or with FDIC approval. The regulations also establish procedures for downgrading an institution to a lower capital category based on supervisory factors other than capital.

FDIC Insurance Assessments. The FDIC has adopted a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The system assigns an institution to one of three capital categories: (1) well capitalized; (2) adequately capitalized; and (3) undercapitalized. These three categories are substantially similar to the prompt corrective action categories described above, with the “undercapitalized” category including institutions that are undercapitalized, significantly undercapitalized, and critically undercapitalized for prompt corrective action purposes. The FDIC also assigns an institution to one of three supervisory subgroups based on a supervisory evaluation that the institution’s primary federal regulator provides to the FDIC and information that the FDIC determines to be relevant to the institution’s financial condition and the risk posed to the deposit insurance funds. Assessments range from 0 to 27 cents per $100 of deposits, depending on the institution’s capital group and supervisory subgroup. In addition, the FDIC imposes assessments to help pay off the annual interest payments on the $8 billion bonds issued in the late 1980s as part of the government rescue of the thrift industry. This assessment rate is adjusted quarterly.

The FDIC may terminate its insurance of deposits if it finds that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

Community Reinvestment Act. The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their respective jurisdictions, the Federal Reserve or the FDIC shall evaluate the record of each financial institution in meeting the credit needs of its local community, including low and moderate-income neighborhoods. These facts are also considered in evaluating mergers, acquisitions, and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on the Bank. Since our aggregate assets are not more than $250 million, we are generally subject to a Community Reinvestment Act examination only once every 60 months if we receive an “outstanding” rating, once every 48 months if we receive a “satisfactory” rating and as needed if our rating is “less than satisfactory.” Additionally, we must disclose publicly the terms of various Community Reinvestment Act-related agreements.

Other Regulations. Interest and other charges collected or contracted for by the Bank are subject to state usury laws and federal laws concerning interest rates. For example, under the Soldiers’ and Sailors’ Civil Relief Act of 1940, a lender is generally prohibited from charging an annual interest rate in excess of 6% on any obligation for which the borrower is a person on active duty with the United States military.

The Bank’s loan operations are also subject to federal laws applicable to credit transactions, such as the:

•	Federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

•	Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

•	Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

•	Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies;

•	Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies;

•	Soldiers’ and Sailors’ Civil Relief Act of 1940, governing the repayment terms of, and property rights underlying, secured obligations of persons in military service; and

•	rules and regulations of the various federal agencies charged with the responsibility of implementing these federal laws.

In addition to the federal and state laws noted above, the Virginia Mortgage Lender and Broker Act (“Mortgage Act”) imposes restrictions and procedural requirements on most mortgage loans made in Virginia, including home equity loans and lines of credit. Banks, however, including ours, are exempt from the provisions of this act.

The deposit operations of the Bank are subject to:

•	the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; and

•	the Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve to implement that act, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services.

Capital Adequacy

Both MainStreet and the Bank are required to comply with the capital adequacy standards established by the Federal Reserve (in the case of MainStreet) and the FDIC and OCC (in the case of the Bank). The Federal Reserve has established a risk-based and a leverage measure of capital adequacy for bank holding companies. Since our consolidated total assets are less than $500 million, under the Federal Reserve’s capital guidelines, our capital adequacy is measured on a bank-only basis, as opposed to a consolidated basis. The Bank is also subject to risk-based and leverage capital requirements adopted by the FDIC, which are substantially similar to those adopted by the Federal Reserve for bank holding companies.

The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance-sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance-sheet items, such as letters of credit and unfunded loan commitments, are assigned to broad risk categories, each with appropriate risk weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items.

The capital adequacy guidelines for the ratio of total capital to risk-weighted assets is 8%. Total capital consists of two components, Tier 1 Capital and Tier 2 Capital. Tier 1 Capital generally consists of common stock, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock, and a limited amount of qualifying cumulative perpetual preferred stock, less goodwill and other specified intangible assets. Tier 1 Capital must equal at least 4% of risk-weighted assets. Tier 2 Capital generally consists of subordinated debt, other preferred stock, and a limited amount of loan loss reserves. The total amount of Tier 2 Capital is limited to 100% of Tier 1 Capital. At September 30, 2006 and December 31, 2005 the Bank’s ratio of total capital to risk-weighted assets was 11.64% and 11.00%, respectively, and the Bank’s ratio of Tier 1 Capital to risk-weighted assets was 10.42% and 9.75%, respectively.

In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies to be adequately capitalized. These guidelines provide for a minimum ratio of Tier 1 Capital to average assets, less goodwill and other specified intangible assets, of 4% for bank holding companies that meet specified criteria, including having the highest regulatory rating and implementing the Federal Reserve’s risk-based capital measure for market risk. All other bank holding companies generally are required to maintain a leverage ratio of at least 4%. At September 30, 2006 and December 31, 2005, our leverage ratio was 10.65% and 10.48%, respectively. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without reliance on intangible assets. The Federal Reserve considers the leverage ratio and other indicators of capital strength in evaluating proposals for expansion or new activities.

Failure to meet capital guidelines could subject a bank or bank holding company to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on accepting brokered deposits, and certain other restrictions on its business. As described above, significant additional restrictions can be imposed on FDIC-insured depository institutions that fail to meet applicable capital requirements.

Payment of Dividends

MainStreet is a legal entity separate and distinct from the Bank. The principal sources of our cash flow, including cash flow possibly available to pay dividends to shareholders, are dividends that the Bank pays to us as its sole shareholder. Statutory and regulatory limitations apply to the Bank’s payment of dividends. If, in the opinion of the federal banking regulator, the Bank were engaged in or about to engage in an unsafe or unsound practice, the federal banking regulator could require, after notice and a hearing, that it stop or refrain from engaging in the questioned practice. The federal banking agencies have indicated that paying dividends that deplete a depository institution’s capital base to an inadequate level would be an unsafe and unsound banking practice. Under the FDIC Improvement Act of 1991, a depository institution may not pay any dividends if payment would cause it to become undercapitalized or if it already is undercapitalized. Moreover, the federal agencies have issued policy statements that provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings. As we have indicated above, we currently are using dividends to support our growth. Accordingly, BankShares will not be paying cash dividends until it is deemed appropriate. However, MainStreet’s board of directors approved a one for ten share dividend to shareholders of record on November 30, 2006 payable on December 15, 2006. All earnings per share data has been restated to reflect this share dividend.

Under the applicable federal laws, the Comptroller of the Currency restricts the total dividend payments of any calendar year, without prior approval, to the net profits of that year as defined, combined with retained net profits for the two preceding years.

Restrictions on Transactions with Affiliates

MainStreet and the Bank are subject to the provisions of Section 23A of the Federal Reserve Act. Section 23A places limits on the amount of:

•	a bank’s loans or extensions of credit to affiliates;

•	a bank’s investment in affiliates;

•	assets a bank may purchase from affiliates, except for real and personal property exempted by the Federal Reserve;

•	loans or extensions of credit made by a bank to third parties collateralized by the securities or obligations of affiliates; and

•	a bank’s guarantee, acceptance or letter of credit issued on behalf of an affiliate.

The total amount of the above transactions is limited in amount, as to any one affiliate, to 10% of a bank’s capital and surplus and, as to all affiliates combined, to 20% of a bank’s capital and surplus. In addition to the limitation on the amount of these transactions, each of the above transactions must also meet specified collateral requirements. The Bank must also comply with other provisions designed to avoid the taking of low-quality assets.

MainStreet and the Bank are also subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibit an institution from engaging in the above transactions with affiliates unless the transactions are on terms substantially the same, or at least as favorable to the institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

The Bank is also subject to restrictions on extensions of credit to its executive officers, directors, principal shareholders and their related interests. These extensions of credit (1) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and (2) must not involve more than the normal risk of repayment or present other unfavorable features.

Privacy

Financial institutions are required to disclose their policies for collecting and protecting confidential information. Customers generally may prevent financial institutions from sharing nonpublic personal financial information with nonaffiliated third parties except under narrow circumstances, such as the processing of transactions requested by the consumer or when the financial institution is jointly sponsoring a product or service with a nonaffiliated third party. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing to consumers.

Consumer Credit Reporting

On December 4, 2003, President Bush signed the Fair and Accurate Credit Transactions Act (the “FAIR Act”), amending the federal Fair Credit Reporting Act (the “FCRA”). These amendments to the FCRA (the “FCRA Amendments”) became effective in 2004.

The FCRA Amendments include, among other things:

•	requirements for financial institutions to develop policies and procedures to identify potential identity theft and, upon the request of a consumer, place a fraud alert in the consumer’s credit file stating that the consumer may be the victim of identity theft or other fraud;

•	for entities that furnish information to consumer reporting agencies (which would include the Bank), requirements to implement procedures and policies regarding the accuracy and integrity of the furnished information and regarding the correction of previously furnished information that is later determined to be inaccurate; and

•	a requirement for mortgage lenders to disclose credit scores to consumers.

The FCRA Amendments also prohibit a business that receives consumer information from an affiliate from using that information for marketing purposes unless the consumer is first provided a notice and an opportunity to direct the business not to use the information for such marketing purposes (the “opt-out”), subject to certain exceptions. We do not share consumer information among our affiliated companies for marketing purposes, except as allowed under exceptions to the notice and opt-out requirements. Because no affiliate of ours is currently sharing consumer information with any of our other affiliates for marketing purposes, the limitations on sharing of information for marketing purposes do not have a significant impact on us.

Anti-Terrorism and Money Laundering Legislation

The Bank is subject to the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (the “USA PATRIOT Act”), the Bank Secrecy Act, and rules and regulations of the Office of Foreign Assets Control (the “OFAC”). These statutes and related rules and regulations impose requirements and limitations on specified financial transactions and account relationships, intended to guard against money laundering and terrorism financing. The Bank has established a customer identification program pursuant to Section 326 of the USA PATRIOT Act and the Bank Secrecy Act, and otherwise has implemented policies and procedures to comply with the foregoing rules.

Proposed Legislation and Regulatory Action

New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations and competitive relationships of financial institutions operating or doing business in the United States. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.

Effect of Governmental Monetary Policies

Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve’s monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve affect the levels of bank loans, investments and deposits through its control over the issuance of United States government securities, its regulation of the discount rate applicable to member banks and its influence over reserve requirements to which member banks are subject. We cannot predict the nature or impact of future changes in monetary and fiscal policies.

DESCRIPTION OF CAPITAL STOCK

Common Stock

MainStreet is authorized by our Articles of Incorporation to issue 10,000,000 shares of common stock, no par value. It presently has 1,763,925 shares outstanding and 1,748 shareholders of record.

Holders of common stock are entitled to one vote per share on all matters to be voted on by shareholders. They are not entitled to cumulate votes in the election of directors, which means that the holders of a majority of the common shares voting for the election of directors can elect all of the directors then standing for election should they choose to do so. Common shareholders are entitled to receive dividends, if any, declared from time to time by the Board of Directors from funds legally available. Common shareholders are entitled to share pro rata in any distribution to the holders of common stock in the event of any liquidation, dissolution or winding-up of MainStreet.

Common shareholders have no preemptive or other subscription or conversion rights. The shares have no redemption or sinking fund provisions.

Transfer Agent and Registrar

Registrar and Transfer Company acts as transfer agent and registrar for MainStreet’s common stock.

Reports to Shareholders

We furnish the common shareholders with annual reports containing audited financial statements and quarterly reports containing unaudited financial information. We will furnish the same information to you.

Preferred Stock

There are no shares of preferred stock issued and outstanding; however, there are 10,000,000 shares authorized. The authorized preferred stock is available for issuance from time to time at the discretion of the board of directors without stockholder approval. The board of directors has the authority to prescribe for each series of preferred stock it establishes the number of shares in that series, the number of votes (if any) to which the shares in that series are entitled, the consideration for the shares in that series, and the designations, powers, preferences and other rights, qualifications, limitations or restrictions of the shares in that series. Depending upon the rights prescribed for a series of preferred stock, the issuance of preferred stock could have an adverse effect on the voting power of the holders of common stock and could adversely affect holders of common stock by delaying or preventing a change in control, making removal of our present management more difficult or imposing restrictions upon the payment of dividends and other distributions to the holders of common stock.

Authorized But Unissued Shares

Virginia law does not require stockholder approval for any issuance of authorized shares. Authorized but unissued shares may be used for a variety of corporate purposes, including future public or private offerings to raise additional capital or to facilitate corporate acquisitions. One of the effects of the existence of authorized but unissued shares may be to enable the board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Securities Eligible for Future Sale

MainStreet has up to 83,416 warrants, 141,207 options, and 1,763,925 shares of common stock currently outstanding. The warrants and options are generally not transferable except by operation of law. However, the warrants may be detached from the shares to which they are joined. All of these shares (including shares detached from warrants) will be freely tradable without restriction or registration under the Securities Act of 1933, except for shares of persons who, because they are directors, officers or 10% or more shareholders, are “affiliates” of MainStreet, as that term is defined under Rule 144. All shares owned by these “affiliates” will carry with them restrictions on resale under the Securities Act as so-called "controlled securities." Note that the shares issuable upon the exercise of stock options or warrants will be “restricted securities.” Both “controlled securities” and “restricted securities” are eligible for sale in the open market only under Rule 144.

In general, under Rule 144, a person who has beneficially owned restricted securities for at least one year would be entitled to sell, within any three month period, in transactions executed by a broker or dealer on an exchange or in the over-the-counter market, the number of securities that does not exceed the greater of 1% of the securities then outstanding or the average weekly trading volume of the securities in the market during the four calendar weeks preceding the sale. Non-affiliates who have held their restricted securities for at least two years would be entitled to sell those securities under Rule 144 without regard to the volume limitation.

Limitation on Directors' Liability and Indemnification

MainStreet’s Articles of Incorporation contain a provision which, in accordance with Virginia law, eliminates the personal liability of directors or officers to MainStreet and its shareholders for monetary damages for any breach of their duty as directors. This provision provides that a director will not be personally liable for monetary damages for a breach of his or her duty as a director, except for liabilities for

•	willful misconduct

•	knowing violation of criminal law

•	knowing violation of federal or state securities law

Liability for monetary damages remains unaffected by that provision if liability is based on any of these grounds. The provision does not eliminate a director's fiduciary duty, nor does it preclude a shareholder from pursuing injunctive or other equitable remedies. The provision was prompted in part by adverse changes in the cost and availability of director and officer liability insurance and by a concern over difficulties in attracting and retaining qualified directors. We believe this provision is essential to maintain and improve our ability to attract and retain competent directors.

We are advised that indemnification of directors, officers and controlling persons for liabilities arising under the Securities Act of 1933 is against public policy and is, therefore, unenforceable.

Our Articles of Incorporation also provide for indemnification of directors and officers as permitted by Virginia law. If a director or officer is sued, even by MainStreet, as a director or officer of the company (or is sued because he or she was serving as a director, officer or employee of another entity, such as Franklin Bank, at the request of the company), MainStreet must indemnify him or her for liabilities and expenses except for cases involving:

•	willful misconduct

•	knowing violation of criminal law

Generally, we must also cover expenses prior to a final decision if the director or officer agrees to pay the amount back if it is ultimately decided he or she wasn’t entitled to the advance.

Defensive Anti-Takeover Provisions

General

The provisions of MainStreet’s Articles of Incorporation and Bylaws described below have an "anti-takeover" effect. We believe that the provisions described below are prudent and reduce our vulnerability to takeover attempts and certain other transactions that may not be negotiated with and approved by the Board of Directors. We believe that it is in the best interest of MainStreet and our shareholders to encourage potential acquirers to negotiate directly with the Board and that these provisions will encourage negotiations and discourage hostile takeover attempts. It is also our view that these "anti-takeover" provisions should not discourage persons from proposing an acquisition or other transaction at prices reflective of the true value of MainStreet that is in the best interest of all shareholders. To be sure, the Board of Directors has a fiduciary obligation to act in the best interest of the corporation in determining corporate action without regard to these provisions.

Directorships

Our Board of Directors is divided into three classes that must be as close to equal in size as possible. The members of each class serve three-year terms with each class being elected in successive years. Our Bylaws provide that the size of the Board, within the five to twenty-five member range specified in the Articles of Incorporation, is fifteen. We currently have nine directors. This number may be changed only by amending the Bylaws which the directors are permitted to do by a majority of a quorum but which the shareholders may only do by at least an 80% vote of each class of voting stock. The Articles of Incorporation also provide that any vacancies on the Board of Directors, including a vacancy created by increasing the number of directors, shall be filled by majority vote of directors in office. It would require at least an 80% vote of each class of voting stock to change this provision.

Removal of Directors

MainStreet’s Articles of Incorporation provide that no director may be removed except for cause and then only by the vote of holders of at least two-thirds of the outstanding voting stock entitled to vote.

Special Meetings of Shareholders

MainStreet’s Bylaws provide that a special meeting of shareholders may be called by the Chairman of the Board, the President or by a majority vote of the directors. It would require the vote of at least 80% of each class of voting stock to change this Bylaw.

Approval of Certain Business Transactions

MainStreet’s Articles of Incorporation provide that the vote of holders of at least 80% of each class of the outstanding voting stock is required to approve certain mergers and other business combinations involving MainStreet and an entity owning 5% or more of the company’s voting stock. However, if the proposed transaction is approved by the vote of at least two-thirds of the directors then in office and the vote of a majority of the members of the Board who are not affiliated with the large shareholder and who were directors before the large shareholder acquired his or her 5% interest, it will require only the minimum affirmative vote of shareholders required by law. The same is true if certain conditions regarding what MainStreet’s shareholders will receive in the transaction are satisfied, even if the majority of Board members fail to approve it.

Amendment of the Articles of Incorporation

MainStreet’s Articles of Incorporation authorize the alteration, amendment or repeal of certain Articles by the affirmative vote of holders of at least 80% of the outstanding voting stock. The alteration, amendment or repeal of other Articles requires approval by the holders of only a majority of a quorum of each group entitled to vote on the amendment.

Amendment of the Bylaws

MainStreet’s Articles of Incorporation provide that the Bylaws may be altered, amended or repealed, or new Bylaws adopted, by the Board of Directors or the shareholders at a duly constituted meeting. This action by the Board of Directors requires the vote of a majority of a quorum. This action by the shareholders requires the affirmative vote of holders of at least 80% of each class of the outstanding voting stock.

LEGAL MATTERS

The legality of the shares is being passed upon for MainStreet BankShares, Inc. by LeClair Ryan, a Professional Corporation, 1800 Wachovia Tower, Drawer 1200, Roanoke, Virginia 24011.

EXPERTS

The audited consolidated financial statements of MainStreet BankShares, Inc. as of December 31, 2005 and 2004 and for each of the years in the two year period ended December 31, 2005 have been included herein in reliance upon the report of Brown, Edwards & Company, LLP, independent registered public accountants, included elsewhere in this prospectus, and upon the authority of that firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

At your request we will provide you, without charge, a copy of any exhibits to our registration statement incorporated by referenced int his prospectus. If you want more information, write or call us at:

MainStreet BankShares, Inc.

730 East Church Street

Suite #30

Martinsville, VA 24112

(276) 632-8054

We are subject to the informational requirements of the Securities Exchange Act of 1934 and as required by the Exchange Act we file reports, proxy statements and other information with the SEC. Reports, proxy statements and other information filed by us may be inspected and copied at the Public Reference Room, maintained by the SEC, at 100 F Street, N.E., Room 1580, Washington, DC 20549. You may obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website (http://www.sec.gov.) that contains reports, proxy statements and other information about us.

FINANCIAL STATEMENTS AND RELATED FOOTNOTES

MainStreet BankShares, Inc. Board of Directors approved a one for ten share dividend to shareholders of record on November 30, 2006 payable December 15, 2006. All earnings per share data has been restated to reflect this share dividend.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

MainStreet BankShares, Inc.

Martinsville, VA

We have audited the accompanying consolidated balance sheets of MainStreet BankShares, Inc. as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MainStreet BankShares, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.

CERTIFIED PUBLIC ACCOUNTANTS

BROWN EDWARDS & COMPANY, L.L.P.

Bluefield, WV

March 3, 2006

MAINSTREET BANKSHARES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	December 31, 2005	December 31, 2004
ASSETS
Cash and due from banks	$4,310,255	$1,862,473
Interest-bearing deposits in other banks	106,313	265,215
Federal funds sold	—	2,292,000
Securities available-for-sale	2,553,783	3,615,619
Restricted equity securities	1,011,600	251,800

Loans:
Commercial loans	81,138,129	45,157,571
Residential real estate loans	27,982,694	20,598,689
Consumer loans	35,056,410	24,014,637

Total Gross Loans	144,177,233	89,770,897
Unearned deferred fees and costs, net	139,449	180,898

Loans, net of unearned deferred fees and costs	144,316,682	89,951,795
Less: Allowance for loan losses	(1,777,345)	(1,123,214)

Net Loans	142,539,337	88,828,581
Furniture, fixtures and equipment, net	815,760	706,305
Accrued interest receivable	635,358	320,690
Other assets	1,371,264	717,808
Assets held for sale	—	59,482,118

Total Assets	$153,343,670	$158,342,609

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Non-interest bearing demand deposits	$13,053,658	$8,983,120
Interest checking deposits	6,776,003	4,544,443
Money market deposits	9,342,298	12,023,169
Savings deposits	19,197,943	21,002,367
Time deposits $100,000 and over	30,005,051	15,533,446
Other time deposits	45,780,808	28,351,905

Total Deposits	124,155,761	90,438,450

Federal funds purchased	2,025,000	—
Long-term borrowings	10,000,000	—
Accrued interest payable and other liabilities	1,179,728	615,965
Liabilities held for sale	—	55,004,615

Total Liabilities	137,360,489	146,059,030

Shareholders’ Equity :
Preferred stock, no par value, authorized 10,000,000 shares; none issued	—	—
Common stock, no par value, authorized 10,000,000 shares; issued and outstanding 1,573,569 and 1,528,818 in 2005 and in 2004, respectively	15,350,606	14,949,509
Accumulated retained earnings (deficit)	663,531	(2,707,015)
Accumulated other comprehensive income (loss)	(30,956)	41,085

Total Shareholders’ Equity	15,983,181	12,283,579

Total Liabilities and Shareholders’ Equity	$153,343,670	$158,342,609

See accompanying notes to consolidated financial statements.

MAINSTREET BANKSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Income

	Year Ended December 31, 2005	Year Ended December 31, 2004
Interest Income:
Interest and fees on loans	$8,496,725	$3,915,011
Interest on interest-bearing deposits	5,129	2,699
Interest on federal funds sold	139,144	75,983
Interest on securities available-for-sale	96,218	95,996
Dividends on restricted equity securities	38,696	12,800

Total Interest Income	8,775,912	4,102,489

Interest Expense:
Interest on time deposits $100,000 and over	809,269	309,707
Interest on other deposits	1,966,576	1,115,000
Interest on federal funds purchased	9,715	3,190
Interest on short-term borrowings	33,081	—
Interest on long-term borrowings	198,885	—

Total Interest Expense	3,017,526	1,427,897

Net Interest Income	5,758,386	2,674,592
Provision for loan losses	690,400	956,900

Net Interest Income After Provision for Loan Losses	5,067,986	1,717,692

Noninterest Income:
Service charges on deposit accounts	169,601	122,416
Mortgage brokerage income	359,844	239,440
Servicing fee income	517,098	603,769
Other fee income and miscellaneous income	56,983	38,338

Total Noninterest Income	1,103,526	1,003,963

Noninterest Expense:
Salaries and employee benefits	1,805,964	1,291,072
Occupancy and equipment expense	522,209	451,310
Professional fees	265,091	202,592
Advertising and promotion	83,848	67,810
Outside processing	275,045	194,303
Franchise tax	136,000	61,005
Other expenses	473,351	351,859

Total Noninterest Expense	3,561,508	2,619,951

Net Income From Continuing Operations Before Tax	$2,610,004	$101,704
Income Tax Expense (Benefit)	885,106	(477,359)

Net Income From Continuing Operations	1,724,898	579,063
Discontinued Operations:
Gain on sale of subsidiary, net of $0 tax	1,406,165	—
Income from discontinued operations, net of $0 tax	239,483	196,135

Net Income From Discontinued Operations	$1,645,648	$196,135

Net Income	$3,370,546	$775,198

Basic Net Income Per Share From Continuing Operations	$1.00	$.37

Basic Net Income Per Share	$1.95	$.50

Diluted Net Income Per Share From Continuing Operations	$.98	$.37

Diluted Net Income Per Share	$1.92	$.50

See accompanying notes to consolidated financial statements.

MAINSTREET BANKSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders’ Equity

	Number of Common Shares	Common Stock	Accumulated Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity
Balance at December 31, 2003	1,368,970	$13,583,103	$(3,482,213)	$119,573	$10,220,463
Comprehensive Income:
Net income	—	—	775,198	—	775,198
Net unrealized holding losses during the period	—	—	—	(75,703)	(75,703)
Deferred income tax expense	—	—	—	(2,785)	(2,785)

Total Comprehensive Income	—	—	775,198	(78,488)	696,710
Issuance of common stock	159,848	1,444,347	—	—	1,444,347
Stock issuance costs	—	(77,941)	—	—	(77,941)

Balance at December 31, 2004	1,528,818	$14,949,509	$(2,707,015)	$41,085	$12,283,579
Comprehensive Income:
Net Income	—	—	3,370,546	—	3,370,546
Accumulated other comprehensive income of subsidiary sold	—	—	—	(35,679)	(35,679)
Net unrealized holding losses during the period	—	—	—	(55,094)	(55,094)
Deferred income tax benefit	—	—	—	18,732	18,732

Total Comprehensive Income	—	—	3,370,546	(72,041)	3,298,505

Issuance of common stock	44,751	402,759	—	—	402,759
Stock issuance costs	—	(1,662)	—	—	(1,662)

Balance at December 31, 2005	1,573,569	$15,350,606	$663,531	$(30,956)	$15,983,181

See accompanying notes to consolidated financial statements.

MAINSTREET BANKSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Year Ended December 31, 2005	Year Ended December 31, 2004
Cash Flows From Operating Activities:
Net income from continuing operations	$1,724,898	$579,063
Net income from discontinued operations	1,645,648	196,135
Provision for loan losses	690,400	956,900
Gain on sale of subsidiary	(1,606,165)	—
Depreciation and amortization	154,153	114,478
Amortization of discounts and premiums, net	3,512	3,084
Increase in accrued interest receivable	(314,668)	(181,552)
Increase in other assets	(634,724)	(632,935)
Increase in accrued interest payable and other liabilities	563,763	467,678

Net cash provided by operating activities	2,226,817	1,502,851

Cash Flows From Investing Activities:

Decrease in interest-bearing deposits in other banks	158,902	883,083
(Increase) decrease in federal funds sold	2,292,000	(858,000)
Purchases of furniture, fixtures, and equipment	(263,608)	(319,646)
Purchases of securities available-for-sale	(8,496,771)	(13,296,157)
Purchases of restricted equity securities	(759,800)	(101,900)
Calls/maturities of securities available-for-sale	9,500,000	14,300,000
Sales of restricted equity securities	—	33,000
Loan originations and principal collections, net	(54,401,156)	(48,741,715)
Proceeds from sale of subsidiary	6,500,000	—
Costs of subsidiary sale	(212,527)	—
Increase in assets held for sale	(1,661,809)	(4,609,499)
Increase in liabilities held for sale	1,422,326	4,373,359

Net cash used in investing activities	(45,922,443)	(48,337,475)

Cash Flows From Financing Activities:
Increase in time deposits $100,000 and over	14,471,605	10,057,900
Increase in other time deposits	17,428,903	16,527,535
Increase in other deposits	1,816,803	19,272,986
Increase in federal funds purchased	2,025,000	—
Proceeds from short-term borrowings	4,000,000	—
Repayment of short-term borrowings	(4,000,000)	—
Proceeds from long-term borrowings	10,000,000	—
Proceeds from issuance of common stock	402,759	1,444,347
Costs of stock issuance	(1,662)	(77,941)

Net cash provided by financing activities	46,143,408	47,224,827

Net increase in cash and cash equivalents	2,447,782	390,203
Cash and cash equivalents at beginning of year	$1,862,473	$1,472,270

Cash and cash equivalents at end of year	$4,310,255	$1,862,473

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$2,782,450	$1,036,146

Cash paid during the period for taxes	$1,512,320	$—

Supplemental disclosure of noncash transactions:
Assets of subsidiary sold	$61,108,248	$—

Liabilities of subsidiary sold	$56,426,941	$—

Transfer of loans to foreclosed property	$20,000	$—

See accompanying notes to consolidated financial statements.

MAINSTREET BANKSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

Note 1 – Summary of Accounting Policies

(a) General

MainStreet BankShares, Inc. (the “Corporation”, “MainStreet”, or “BankShares”), incorporated as a Virginia corporation effective January 14, 1999, was a development stage enterprise until July 24, 2000. MainStreet has had two registered stock offerings since its inception raising a total of $14,029,501. The Corporation was primarily organized to serve as a bank holding company. Currently, MainStreet has one wholly-owned subsidiary, Franklin Community Bank, National Association (“Franklin Bank”).

Franklin Bank was organized as a nationally chartered commercial bank and member of the Federal Reserve Bank of Richmond. Franklin Bank opened for business on September 16, 2002. Franklin Bank operates as a locally owned and operated commercial bank emphasizing personal customer service and other advantages incident to banking with a locally owned community bank. Franklin Bank’s primary service area is Franklin County, Town of Rocky Mount and surrounding areas.

On September 20, 2004, MainStreet BankShares, Inc. commenced a private placement offering of its common stock to accredited and up to 35 non-accredited investors under Rule 506 of the Securities Exchange Act of 1933. The offering was for a target issuance of 183,334 shares of common stock. The offering was set to terminate on October 31, 2004, but the Board of Directors of BankShares extended the offering until January 31, 2005. There were no brokerage or underwriting commissions payable in the private placement. The offering terminated January 31, 2005 having sold 200,789 shares with total proceeds of $1,807,101. The additional capital raised by this offering was used principally to aid in maintaining all regulatory capital ratios at the adequately capitalized level.

On January 13, 2005, MainStreet, Smith River Bank Community Bank, N.A. (“Smith River”) and Argentum Capital Management, LLC (“Smith River”) entered into an Agreement pursuant to which MainStreet agreed to sell, and Argentum or its assigns agreed to purchase, all of the outstanding shares of the common stock of Smith River Bank for $6,500,000. As part of the transaction, MainSteet agreed to acquire specified loans from Smith River Bank under certain conditions after the closing. In the event Smith River Bank determines it must charge off one of the specified loans, (after pursuing normal collection efforts), MainStreet will acquire all of Bank’s right, title and interest in the charged off loan. MainStreet’s obligation to purchase such loans will not exceed the principal amount of the loans at the time of purchase plus Smith River Bank’s out of pocket collection expenses. The outstanding principal balance of such loans at December 31, 2005 was $641,087 and MainStreet recorded a contingent liability of $250,000 against such loans. Also as part of the transaction, Smith River Bank agreed to outsource certain administrative and related activities to MainStreet for a period of 3 years following the closing for an annual fee of $505,000. MainStreet downstreamed $4,000,000 to Franklin Bank immediately following the sale of Smith River Bank. MainStreet and Franklin Bank were well-capitalized at December 31, 2005.

The Corporation reports its activities as a single business segment. In determining the appropriateness of segment definition, the Corporation considered components of the business about which financial information is available and will evaluate it regularly relative to resource allocation and performance assessment.

MAINSTREET BANKSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

Due to the sale of Smith River Bank on March 23, 2005, the assets and liabilities of Smith River Bank are shown as assets and liabilities held for sale on the consolidated balance sheet at December 31, 2004 and are shown below. The assets and liabilities as of the sale date March 23, 2005 are also shown below.

Smith River Community Bank, N.A.

Condensed Balance Sheets

	March 23, 2005	December 31, 2004
Assets
Cash and due from banks	$1,422,050	$1,337,869
Interest-bearing deposits in other banks	77,807	76,148
Federal funds sold	3,011,000	1,239,000
Securities available-for-sale and restricted securities	4,594,077	6,236,419
Gross loans	51,743,570	50,283,233
Unearned deferred fees and costs, net	169,184	163,312

Loans, net of unearned deferred fees and costs	51,912,754	50,446,545
Allowance for loan losses	(667,695)	(645,115)

Net loans	51,245,059	49,801,430
Other Assets	768,011	791,252

Total Assets	$61,118,004	$59,482,118

Liabilities and Shareholders’ Equity

Deposits	$56,184,856	$54,834,754
Accrued interest payable and other liabilities	242,085	169,861

Total Liabilities	56,426,941	55,004,615

Shareholders’ Equity

Common shareholders’ equity	4,691,063	4,477,503

Total Liabilities and Shareholders’ Equity	$61,118,004	$59,482,118

Due to the sale of Smith River Bank on March 23, 2005, the affiliate fee income and the servicing fee income received monthly since the sale are both shown in servicing fee income. The net income of the bank is shown as income from discontinued operations on the consolidated income statement. Following is a condensed breakdown of the specific categories.

MAINSTREET BANKSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

Smith River Community Bank, N. A.

Condensed Income Statements

	Year Ended December 31, 2005	Year Ended December 31, 2004
Interest Income	$823,586	$3,152,753
Interest Expense	268,853	1,059,290

Net Interest Income	554,733	2,093,463
Provision for Loan Losses	—	522,300

Net Interest Income After Provision for Loan Losses	554,733	1,571,163
Noninterest Income	143,362	483,949
Noninterest Expense	458,612	1,858,977

Net Income	$239,483	$196,135

(b) Principles of Consolidation

The consolidated financial statements include the accounts of MainStreet and its wholly-owned subsidiary, Franklin Bank. The net income of Smith River Bank is shown as income from discontinued operations. All significant intercompany accounts and transactions associated with Franklin Bank have been eliminated. The intercompany accounts with Smith River Bank have not been eliminated in order to provide realistic financial information for continuing and discontinued operations. The affiliate fee paid to MainStreet from Smith River Bank for 2005 and 2004 in the amount of $127,488 and $603,769, respectively, has not been eliminated. Due from accounts in the amount of $53,228 and $105,772 for 2005 and 2004, respectively have not been eliminated. Interest-bearing deposit accounts in the amount of $0 and $223,652 for 2005 and 2004, respectively, have not been eliminated.

(c) Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks.

(d) Securities

BankShares classifies and accounts for its investments in accordance with Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” Securities are classified at purchase date under the specific identification method. Amortization and accretion of premiums and discounts are included in income over the contractual life of the securities. The cost of securities sold is determined on the specific identification method.

(e) Loans

Loans are stated at the unpaid principal balances. Interest on loans is computed by methods which generally result in level rates of return on principal amounts outstanding. It is the Corporation’s policy to discontinue the accrual of interest on loans once they become 90 days past due and are not well-collateralized or earlier when it becomes doubtful that the full principal and interest will be collected. Once a loan is placed on nonaccrual status, any interest that is collected will be recorded on a cash basis. Interest on impaired loans is recognized in the same manner as loans that are not considered impaired; that is, interest is generally recognized on the cash basis once the collection of principal and interest is 90 days or more past due.

BankShares collectively reviews for impairment all consumer loans and smaller homogeneous loans. BankShares considers a loan to be impaired when, based upon current information and events, it believes it is probable that BankShares will be unable to collect all

MAINSTREET BANKSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

amounts due according to the contractual terms of the loan agreement. BankShares’ impaired loans include nonaccrual loans, troubled debt restructurings, and certain other nonperforming loans. For collateral dependent loans, BankShares bases the measurement of these impaired loans on the fair value of the loan’s collateral properties. For all other loans, BankShares uses the measurement of these impaired loans on the more readily determinable of the present value of expected future cash flows discounted at the loan’s effective interest rate or the observable market price. Impairment losses are recognized through an increase in the allowance for loan losses and a corresponding charge to the provision for loan losses. Adjustments to impairment losses due to changes in the fair value of impaired loans’ collateral properties are included in the provision for loan losses.

(f) Loan Fees and Costs

BankShares adopted Statement of Financial Accounting Standards No. 91, “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases”. Using a method that approximates the interest method, loan origination and commitment fees and certain costs are deferred over the contractual life of the related loan as an adjustment to the net interest margin. A regular review is conducted on the pricing levels of fees and costs as experience with our lending processes increases.

(g) Allowance for Loan Losses

The allowance for loan losses is an estimate of the losses that may be sustained in our loan portfolio. The allowance is based on two basic principles of accounting: (i) SFAS No. 5, “Accounting for Contingencies,” which requires that losses be accrued when they are probable of occurring and are capable of estimation and (ii) SFAS No. 114, “Accounting by Creditors for Impairment of a Loan,” which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance. The allowance for loan losses is maintained at a level, which, in management’s judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management’s evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, economic conditions, and other risks inherent in the portfolio. Management reviews the past due reports and risk ratings and discusses individually the loans on these reports with the responsible loan officers. Management provides a quarterly analysis of the allowance based on peer analysis, regulatory reserve analysis and an analysis based on the experience in each category of commercial, real estate or consumer loans. With this information, management then again utilizes the tools and analyzes the risk-rated loans, past dues, concentrations of credit, unsecured loans, and the economic trend to further add to the allowance. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. This allowance, then, is designated as a specific reserve. Although management uses available information to recognize losses on loans, because of uncertainties associated with local economic conditions, collateral values, and future cash flows on impaired loans, it is reasonably possible that a material change could occur in the allowance for loan losses in the near term. However, the amount of the change that is reasonably possible cannot be estimated. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses. Past due status is determined based on contractual terms.

(h) Other Real Estate

Other real estate is comprised of properties acquired through foreclosure proceedings or acceptance of a deed in lieu of foreclosure. The properties are carried at the fair market value less selling costs, based on appraised value. Loan losses arising from the acquisition of such properties are charged against the allowance for loan losses. Any subsequent write-downs are charged to expense. While management uses available information to recognize losses on other real estate, additional write-downs may be necessary based on changes in economic conditions.

MAINSTREET BANKSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

(i) Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are charged to expense on a straight-line basis over the estimated useful lives. Maintenance, repairs and minor improvements are charged to expense as incurred. Significant improvements are capitalized.

(j) Organizational Costs

The American Institute of CPA’s has issued Statement of Position 98-5, “Reporting on the Costs of Start-Up Activities.” In general, the SOP requires that organizational and similar start-up costs be expensed. Examples of such costs that have been incurred by the Corporation are legal fees, consulting fees, and regulatory application fees. The Corporation adopted the requirements of the SOP from its inception and has accordingly expensed all organizational costs.

(k) Stock Options and Warrants

As permitted by Statement of Financial Standards (SFAS) No. 123, “Accounting for Stock-Based Compensation”, the Corporation accounts for its stock options and warrants using the intrinsic value method prescribed in Accounting Principles Board Opinion (APB) No. 25, “Accounting for Stock Issued to Employees”. APB No. 25 requires compensation expense to be recorded on the date of grant only if the current market value price of the underlying stock exceeds the exercise price. Proforma information is presented as if net income had been determined under the fair value based method as prescribed by SFAS No. 123.

In December 2002, the FASB issued FASB Statement No. 148, “Accounting for Stock-Based Compensation.” This new standard provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based compensation. In addition, the statement amends the disclosure requirements of FASB Statement No. 123 to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based compensation and the underlying effect of the method used on reported results until exercised. The following table illustrates the effect on the net income and net income per share if the corporation had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to its stock options and warrants:

	Year Ended 2005	Year Ended 2004
Net income as reported	$3,370,546	$775,198
Deduct total stock-based employee compensation expense determined under fair value based method for all awards	(470,192)	—

Proforma net income	$2,900,354	$775,198

Net income per share:
Basic-as reported	$1.95	$.50
Basic-proforma	$1.68	$.50
Diluted-as reported	$1.92	$.50
Diluted-proforma	$1.66	$.50

(l)	Advertising Costs

Advertising costs are expensed as incurred.

MAINSTREET BANKSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

(m) Income Taxes

The Corporation is subject to federal and state income taxes. The liability (or balance sheet) approach is used in financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed quarterly for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

(n) Net Income Per Share

Statement of Financial Accounting Standards No. 128, “Accounting for Earnings Per Share” requires dual presentation of basic and diluted earnings per share on the face of the statements of income and requires a reconciliation of the numerators and denominators of the basic and diluted earnings per share calculation. Basic income per share is calculated based on the weighted average number of shares of common stock outstanding during each period. Diluted income per share is computed using the weighted average number of shares of common stock outstanding during each period adjusted to reflect the dilutive effect of all potential common shares that were outstanding during the period. For the year ending December 31, 2005 basic income per share and average shares outstanding were $1.95 and 1,728,202. Diluted income per share and average shares outstanding were $1.92 and 1,751,203. For the year ending December 31, 2004 basic income per share and average shares outstanding were $.50 and 1,541,433. Diluted income per share and average shares outstanding were $.50 and 1,542,156.

At December 31, 2005 and December 31, 2004, there were 83,416 warrants outstanding and exercisable. At December 31, 2005 and 2004, there were 174,207 and 66,000 options, respectively, that were outstanding and exercisable.

(o) Use of Estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. In connection with the determination of the estimated losses on loans, management obtains independent appraisals for significant collateral.

The Corporation’s loans are generally secured by specific items of collateral including real property, consumer assets, and business assets. Although the Corporation has a diversified loan portfolio, a substantial portion of its debtors’ ability to honor their contracts is dependent on local economic conditions.

While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Corporation to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

Note 2 – Securities

The carrying values, unrealized gains and losses and approximate market values of investment securities at December 31, 2005 and 2004 are shown in the following tables. The entire investment portfolio is classified as available-for-sale to preserve maximum liquidity for funding needs.

MAINSTREET BANKSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

	2005
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Market Value
U. S. government agencies	$2,300,000	$—	$(46,844)	$2,253,156
Corporate bonds	300,686	—	(59)	300,627

Total securities available-for-sale	$2,600,686	$—	$(46,903)	$2,553,783

	2004
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Market Value
U.S. government agencies	$3,299,880	$8,871	$(3,938)	$3,304,813
Corporate bonds	307,548	3,258	—	310,806

Total securities available-for-sale	$3,607,428	$12,129	$(3,938)	$3,615,619

The amortized costs and market values of securities available-for-sale at December 31, 2005, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Approximate Market Value
Due in one year or less	$300,686	$300,627
Due after one year but within five years	2,300,000	2,253,156
Due after five years but within ten years	—	—
Due after ten years	—	—

	$2,600,686	$2,553,783

There were no gains or losses realized on sales and calls of securities available-for-sale in 2005 and 2004, respectively. Securities available-for-sale with carrying values approximating $2,300,000 at December 31, 2005 and December 31, 2004, respectively, were pledged to secure public deposits and for other purposes as required or permitted by law. There were no securities at December 31, 2005 or December 31, 2004 that have been in an impaired position for greater than twelve months; however, there were four securities with an unrealized loss at December 31, 2005 and one security with an unrealized loss at December 31, 2004.

Federal reserve bank stock is included in restricted equity securities and totaled $366,100 at December 31, 2005 and $153,100 at December 31, 2004, respectively.

Note 3 – Allowance for Loan Losses

Changes in the allowance for loan losses for the years ended December 31, 2005 and 2004 are as follows:

	2005	2004
Balance at beginning of year	$1,123,214	$540,601
Provision for loan losses	690,400	956,900
Losses charged to allowance	(69,483)	(374,287)
Recoveries credited to allowance	33,214	—

Balance at end of year	$1,777,345	$1,123,214

MAINSTREET BANKSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

Net charge-offs of $36,269 and $374,287 for 2005 and 2004 equated to .03% and .57% respectively, of average loans outstanding, net of unearned deferred fees and costs. The loan loss reserve at December 31, 2005 and 2004 was $1,777,345 and $1,123,214, respectively, or 1.23% and 1.25%, respectively, of loans, net of unearned deferred fees and costs. There were no loans past due more than 90 days at December 31, 2005 and December 31, 2004. Nonaccrual loans were $10,975 and $0 at December 31, 2005 and December 31, 2004, respectively. These loans are also considered impaired loans. Lost interest related to impaired loans as of December 31, 2005 and December 31, 2004 was $739 and $0, respectively. The average balance during 2005 and 2004 for impaired loans was approximately $15,955 and $178,841, respectively. Interest income reflected in the 2005 and 2004 income statements related to impaired loans was $1,579 and $0, respectively.

Overdrafts reclassified to loans at December 31, 2005 and 2004 were $38,250 and $16,091, respectively.

At December 31, 2005 and 2004 the balance of other real estate was $20,000 and $0, respectively.

Note 4 – Related Party Loans

Directors, executive officers and related interests provide the corporation with business and many are among its significant depositors and borrowers. Total amounts outstanding at December 31, 2005 and 2004 for all such loans are summarized below:

	2005	2004
Balance at beginning of year	$3,935,617	$3,373,031
Additions	7,334,165	6,666,710
Payments	(6,183,050)	(6,104,124)

Balance at end of year	$5,086,732	$3,935,617

These loans, in the opinion of management, were made in the ordinary course of business on substantially the same terms, including interest rates and security for loans, as those prevailing at the time in comparable transactions with others and did not involve more than the normal risk of collectibility or present other unfavorable features. Total unfunded commitments were $3,905,572 and $729,115 at December 31, 2005 and 2004, respectively.

Note 5 – Furniture, Fixtures and Equipment

Furniture, fixtures and equipment at December 31, 2005 and 2004 are as follows:

	2005	2004
Furniture and equipment	$735,655	$648,357
Computer software	90,635	60,310
Leasehold improvements	307,476	161,491

	1,133,766	870,158
Accumulated depreciation and amortization	(318,006)	(163,853)

Furniture, fixtures and equipment, net	$815,760	$706,305

MAINSTREET BANKSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

Note 6 – Deposits

The maturities of time deposits $100,000 and over and other time deposits at December 31, 2005 and 2004 are as follows:

	2005
	Time Deposits $100,000 and Over	Other Time Deposits
Three months or less	$7,595,789	$11,559,545
Over 3 through 6 months	2,353,962	4,046,775
Over 6 through 12 months	11,996,533	20,135,807
Over 12 months	8,058,767	10,038,681

Total	$30,005,051	$45,780,808

	2004
	Time Deposits $100,000 and Over	Other Time Deposits
Three months or less	$7,950,585	$12,950,390
Over 3 through 6 months	5,305,003	7,110,508
Over 6 through 12 months	1,244,594	4,528,012
Over 12 months	1,033,264	3,762,995

Total	$15,533,446	$28,351,905

Total deposit dollars from executive officers, directors, and their related interests at December 31, 2005 and 2004 were $3,214,968 and $3,743,130, respectively.

Note 7 – Long-term and short-term borrowings

Long-term borrowings as of December 31, 2005 consist of a Federal Home Loan Bank of Atlanta (“FHLB”) advance in the amount of $10,000,000. Interest is paid monthly on the convertible advance. The advance floats at one month LIBOR minus 50 bps for the first year. The rate reprices monthly on the interest payment due date. The rate at December 31, 2005 was 3.87%. The maturity date is May 19, 2010. The advance is callable once on May 19, 2006. FHLB may convert the advance, with at least two business days prior notice, into a one month LIBOR-based floating rate advance (ARC) at the then ARC spread for a similar advance. If the advance is not converted on May 19, 2006, the advance will flip to a fixed rate of 3.83% until the final maturity date. As collateral for the long-term borrowing, FHLB holds a blanket lien on loans secured by commercial real estate and loans secured by 1-4 family first liens, second liens, and equity lines.

Short-term borrowings in the amount of $2,025,000 consist of federal funds purchased at December 31, 2005.

Note 8 – Income Taxes

The liability (or balance sheet) approach is used in financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

MAINSTREET BANKSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

Allocation of federal and state income taxes between current and deferred portions is as follows:

	2005	2004
Current	$960,013	$—
Deferred tax provision (benefit)	(74,907)	35,651
Adjustment to valuation allowance	—	(513,010)

Income Tax Expense (Benefit)	$885,106	$(477,359)

The reasons for the differences between the statutory federal income tax rate and the effective tax rate are summarized as follows:

	2005	2004
Computed at the expected statutory rate	$887,401	$34,579
Nondeductible meals & entertainment	852	1,502
Other	(3,147)	(430)
Adjustment to valuation allowance	—	(513,010)

Income Tax Expense (Benefit)	$885,106	$(477,359)

The components of deferred tax assets and liabilities are as follows:

	2005	2004
Allowance for loan losses	$521,563	$315,422
Net operating loss carry forward	—	160,086
Unrealized loss on securities available for sale	15,947	—
Indemnity loan accrual	100,000	—
Other	258	65
Organizational costs	46,491	74,113

Deferred tax assets	684,259	549,686

Prepaid service contracts and insurance	37,249	25,421
Depreciation and amortization	78,797	46,824
Unrealized gain on securities available-for-sale	—	2,785
Other	—	82

Deferred tax liabilities	116,046	75,112

Net deferred tax assets	$568,213	$474,574

There are no available net operating loss carry forwards at December 31, 2005.

MAINSTREET BANKSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

Note 9 – Net Income Per Share

	Year Ended December 31, 2005
	Income Numerator	Shares Denominator	Per Share Amount
Basic EPS
Net income from continuing operations, net of tax	$1,724,898	1,728,202	$1.00
Net income from discontinued operations, net of tax	$1,645,648	1,728,202	$.95
Net income available to common shareholders	$3,370,546	1,728,093	$1.95
Diluted EPS
Net income from continuing operations, net of tax	$1,724,898	1,751,203	$.98
Net income from discontinued operations, net of tax	$1,645,648	1,751,203	$.94
Net income available to common shareholders	$3,370,546	1,751,203	$1.92

	Year Ended December 31, 2004
	Income Numerator	Shares Denominator	Per Share Amount
Basic EPS
Net income from continuing operations, net of tax	$579,063	1,541,433	$.37
Net income from discontinued operations, net of tax	$196,135	1,541,433	$.13
Net income available to common shareholders	$775,198	1,541,433	$.50
Diluted EPS
Net income from continuing operations, net of tax	$579,063	1,542,156	$.37
Net income from discontinued operations, net of tax	$196,135	1,542,156	$.13
Net income available to common shareholders	$775,198	1,542,156	$.50

Note 10 – Comprehensive Income

BankShares adopted Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income” upon the opening of the Bank. This statement established standards for reporting and presentation of comprehensive income and its components. The following table discloses the reclassifications related to securities available-for-sale that are included in accumulated other comprehensive income (loss) on the balance sheet as of December 31, 2005 and 2004.

MAINSTREET BANKSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

	Year Ended December 31, 2005	Year Ended December 31, 2004
Net unrealized holding losses during the year	$(55,094)	$(75,703)
Accumulated other comprehensive income of subsidiary sold	(35,679)
Less reclassification adjustments for gains included in net income	—	—
Income tax benefit (expense)	18,732	(2,785)

Change in Accumulated Other Comprehensive Income (Loss)	$(72,041)	$(78,488)

Note 11 - Employee Benefit Plans

MainStreet funds certain costs for medical benefits in amounts determined at the discretion of management. There are no postretirement benefits at this time. BankShares has a 401-K plan which provides for contributions by employees. BankShares began a matching contribution in the second quarter of 2005. Total 401-K match expense was $24,417 for the year ended December 31, 2005.

Note 12 - Leases and Commitments

At December 31, 2005 the Corporation had one lease agreement for its facility in Martinsville, Virginia. MainStreet’s executive office lease, which commenced on August 1, 2002, was for 2,000 square feet of space located in the Patrick Henry Shopping Mall at Suite 12, 730 East Church Street in Martinsville, Virginia. On January 28, 2004, MainStreet signed a new lease for the executive offices and operations area for 3,000 square feet of area located in the Patrick Henry Shopping Mall, Suite 30. This new lease, which commenced May 1, 2004, will expire April 30, 2009 and replaces the existing lease.

Franklin Bank’s main office is located at 400 Old Franklin Turnpike, Suite 100, Rocky Mount, Virginia, in a section of town known as the Rocky Mount Marketplace. The bank leases a two-story facility with approximately 8,200 square feet of which the Bank provides permanent financing to the owners. The lease is for a 15-year period and the expiration date of the lease is June 30, 2018. One of the owners is also a director of Franklin Bank and both owners are shareholders of BankShares. A branch of Franklin Bank opened on April 9, 2004 at 12930 Booker T. Washington Highway, Hardy, Virginia. The bank also provides permanent financing to the owner of this facility, of which a director of the bank is a partner. The lease commenced on April 7, 2004 and will expire April 6, 2019. Management deems these leases to be made at comparable market values.

In addition to the leases for office space, the corporation also leases various pieces of office equipment under short and long-term leases.

Total rent expense approximated $208,000 and $187,000 for the years ended December 31, 2005 and 2004, respectively. Future rental payments under non-cancelable operating leases approximate $208,000, $208,000, $208,000, $189,000 and $181,000 for the years ended December 31, 2006, 2007, 2008, 2009 and 2010, respectively.

Franklin Bank owns a lot adjacent to their Rocky Mount Office with a purchase price of $100,000. No other real property is owned by MainStreet or the Bank.

The Corporation has an employment agreement with its President and Chief Executive Officer. The agreement has a three-year term rolling term which has been ended by the President. Under the terms of the agreement, Mr. McCullar will continue in a consulting capacity after retirement until July 13, 2007. Mr. McCullar has announced his retirement effective April 30, 2006.

MAINSTREET BANKSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

The Corporation also has an employment contract with its Executive Vice President and Chief Financial Officer. This agreement also has a three-year term and is automatically extended by one year if not terminated at least 90 days prior to each anniversary. The Corporation and Franklin Bank also have an employment agreement with Larry A. Heaton, President and Chief Executive

Officer of Franklin Bank. This agreement has a rolling one year term that unless terminated 90 days prior to each anniversary date, is extended automatically for an additional year.

Note 13 - Stock Options and Warrants

On the opening date of Smith River Bank, July 24, 2000, the President and CEO was granted 30,000 stock options at the then fair market value of $10.00. The stock options became exercisable if Mr. McCullar was employed as President and CEO of MainStreet and Smith River Bank on the first anniversary of the day the bank opened for business (the first 10,000 options) and on each of the next two anniversaries (for each of the next two 10,000 option grants). All such options are now vested and exercisable. Each of the options has a ten-year term from the date of grant and will expire 30 days after employment is terminated. None of these options have been exercised. Other options in the amount of 30,000, of which all are vested and exercisable, have been granted at the then fair market value of $10.50 to former employees.

Each organizer/director was granted one warrant for each share of stock that they purchased in the original offering. These warrants were granted on July 24, 2000 and totaled 87,500 warrants10.00 per share. The right to exercise the warrants vested for one-third (1/3) of the shares covered by the warrants on each of the first three anniversaries of the date Smith River Bank opened for business, so long as the organizer/director had served continuously as a director of MainStreet or Smith River Bank from its opening until the particular anniversary and had attended a minimum of 75% of the Board of Directors meetings during the period. The warrants are detachable and the shares with which they were originally issued as a unit may be separately transferred. The warrants are generally not transferable except by operation of law. BankShares has the right, upon notice from any regulatory authority, to require immediate exercise or forfeiture of the warrants if the exercise is reasonably necessary in order to inject additional capital into the Bank. Of these warrants, 75,833 are fully vested and 11,667 have been forfeited. None have been exercised.

The shareholders of MainStreet approved the 2004 Key Employee Stock Option Plan, (the “Plan”), at its Annual Meeting on April 15, 2004. The Plan permits the grant of Non-Qualified Stock Options and Incentive Stock Options to persons designated as “Key Employees” of BankShares or its subsidiaries. The Plan was effective by the Board of Directors as of January 21, 2004 and remains in effect, subject to the right of the Board of Directors to terminate the Plan, until January 21, 2009, at which time it terminates except with respect to awards made prior to and outstanding on that date which remain valid in accordance with their terms. The maximum number of shares that may be issued under the Plan may not exceed 137,000. As of December 31, 2005, there were 98,377 options granted under this Plan.

The Corporation has reserved 284,500 shares of authorized but unissued shares of common stock related to these option and warrant agreements.

The per share weighted average fair value of stock options granted during 2005 was $4.35 on the date of grant utilizing the Black-Scholes option-pricing model with the following assumptions:

2005 Grants
Risk-free interest rate	4.51%
Expected life of options and warrants	10 years
Expected volatility of stock price	31%
Expected dividend yield	0%

The Corporation applies APB Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for its stock options and warrants and, accordingly, no compensation cost has been recognized for its stock options or warrants in the consolidated financial

MAINSTREET BANKSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

statements. The stock options and warrants granted had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on the net income and net income per share if the corporation had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to its stock options and warrants:

	Year Ended 2005	Year Ended 2004
Net income as reported	$3,370,546	$775,198
Deduct total stock-based employee compensation expense determined under fair value based method for all awards	(470,192)	—

Proforma net income	$2,900,354	$775,198
Net income per share:
Basic-as reported	$1.95	$.50
Basic-proforma	$1.68	$.50

Diluted-as reported	$1.92	$.50
Diluted-proforma	$1.66	$.50

Following is a status and summary of changes of options and warrants during the years ended December 31, 2005 and 2004, respectively.

	Year Ended 2005	Year Ended 2004
Outstanding at beginning of year	135,833	135,833
Granted	98,377	—
Exercised	—	—
Forfeited	—	—

Outstanding at year-end	234,210	135,833

The exercise price of the outstanding stock options and warrants have a range of $10.00—$13.30 and $10.00—$10.50 at December 31, 2005 and 2004, respectively. At December 31, 2005 there were 158,377 options and 75,833 warrants exercisable at a weighted average price of $11.45. At December 31, 2004 there were 60,000 options and 75,833 warrants exercisable at a weighted average price of $10.11. The weighted average contractual maturity of the options and warrants was 7.2 and 6.6 years, respectively.

Note 14 – Regulatory Requirements and Restrictions

Under the applicable federal laws, the Comptroller of the Currency restricts the total dividend payments of any calendar year, without prior approval, to the net profits of that year as defined, combined with retained net profits for the two preceding years. BankShares will not be paying dividends until it is deemed appropriate by management.

Franklin Bank is a member of the Federal Reserve System; however, Franklin Bank processes daily through a correspondent bank, Community Bankers’ Bank. Franklin Bank must currently maintain a reserve balance of $250,000 with the correspondent bank.

BankShares and Franklin Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital ratios can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a material effect on the consolidated financial statements. Quantitative measures established

MAINSTREET BANKSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

by regulations to ensure capital adequacy require BankShares and Franklin Bank to maintain minimum capital ratios. MainStreet and Franklin Bank were well-capitalized at December 31, 2005. At December 31, 2004, BankShares’ Tier II risked based capital ratio had fallen below the minimum for a well-capitalized bank along with Franklin Bank’s Tier II risk-based capital ratios. In addition, Franklin Bank’s Tier I leverage ratio was below the well capitalized level for a denovo bank. (Franklin Bank was no longer in denovo status after September 16, 2005.) As a result, BankShares implemented a capital restoration plan. A private placement offering, which began on September 20, 2004 and terminated January 31, 2005, raised $1,807,101 in capital through the sale of 220,859 shares of common stock. In addition, BankShares and Smith River Bank entered into a purchase agreement with Argentum Capital Management, LLC pursuant to which MainStreet sold and Argentum and its assigns purchased all of the outstanding shares of common stock of Smith River Bank for $6,500,000. At December 31, 2004, BankShares and Franklin Bank were above capital adequacy requirements to which they are subject. Actual capital amounts and ratios for MainStreet are presented in the following table:

	Actual		For Capital Adequacy		To Be Well Capitalized
As of December 31, 2005	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk weighted assets)	$17,786,137	12.55%	$11,342,000	8.00%	$14,177,000	10.00%
Tier I capital (to risk weighted assets)	16,014,137	11.30	5,671,000	4.00	8,506,000	6.00
Tier I capital (to average assets)	16,014,137	10.48	6,114,000	4.00	7,643,000	5.00

	Actual		Adequacy For Capital		To Be Well Capitalized
As of December 31, 2004	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk weighted assets)	$13,365,708	8.96%	$11,929,000	8.00%	$14,912,000	10.00%
Tier I capital (to risk weighted assets)	12,242,494	8.21	5,965,000	4.00	8,947,000	6.00
Tier I capital (to average assets)	12,242,494	7.86	6,229,000	4.00	7,786,000	5.00

Actual capital amounts and ratios for Franklin Bank are presented in the following table:

	Actual		For Capital Adequacy		To Be Well Capitalized Under Prompt Corrective Action Provisions
As of December 31, 2005	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk weighted assets)	$15,507,736	11.00%	$11,276,000	8.00%	$14,096,000	10.00%
Tier I capital (to risk weighted assets)	13,745,736	9.75	5,638,000	4.00	8,457,000	6.00
Tier I capital (to average assets)	13,745,736	9.01	6,101,000	4.00	7,626,000	5.00

MAINSTREET BANKSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

				To Be Well Capitalized
	Actual		For Capital Adequacy		Under Prompt Corrective Action Provisions
As of December 31, 2004	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk weighted assets)	$8,406,239	9.41%	$7,147,000	8.00%	$8,934,000	10.00%
Tier I capital (to risk weighted assets)	7,289,239	8.16	3,573,000	4.00	5,360,000	6.00
Tier I capital (to average assets)	7,289,239	7.61	3,832,000	4.00	4,789,000	5.00

Note 15 – Parent Company Financial Information

CONDENSED BALANCE SHEETS

	December 31, 2005	December 31, 2004
Assets

Cash and due from banks	$198,372	$105,772
Interest-bearing deposits in other banks	1,596,672	223,652
Furniture, fixtures and equipment, net	110,332	96,782
Other assets	708,122	164,772
Investment in subsidiary bank	13,714,780	7,294,645
Investment in assets held for sale	—	4,477,503

Total Assets	$16,328,278	$12,363,126

Liabilities and Shareholders’ Equity

Accrued interest payable and other liabilities	$345,097	$79,547

Shareholders’ Equity

Common shareholders’ equity	15,983,181	12,283,579

Total Liabilities and Shareholders’ Equity	$16,328,278	$12,363,126

MAINSTREET BANKSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

CONDENSED STATEMENTS OF INCOME

	Year Ended December 31, 2005	Year Ended December 31, 2004
Income
Equity in undistributed income of subsidiary banks	$1,756,498	$531,959
Equity in undistributed income of assets sold	239,483	196,135
Gain on sale of subsidiary	1,606,165	—
Interest income	34,480	2,608
Other income	2,862	604,175
Servicing fee income	517,098	—
Affiliate fee income	815,917	491,806

Total Income	4,972,503	1,826,683
Expenses
Salaries and employee benefits	797,554	594,782
Occupancy and equipment expense	104,713	93,770
Professional fees	224,322	161,827
Outside processing	92,763	69,136
Indemnity loan accrual	250,000	—
Other expenses	153,590	180,335

Total Expenses	1,622,942	1,099,850

Net Income Before Tax	3,349,561	726,833
Income Tax Benefit	(20,985)	(48,365)

Net Income	$3,370,546	$775,198

MAINSTREET BANKSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

CONDENSED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2005	Year Ended December 31, 2004
Cash Flows From Operating Activities:
Net income from continuing operations	$1,724,898	$579,063
Net income from discontinued operations	1,645,648	196,135
Adjustments to reconcile net income to net cash from operations:
Gain on sale of subsidiary	(1,606,165)	—
Depreciation	23,753	12,687
Equity in undistributed income of subsidiary bank	(1,756,498)	(531,959)
Equity in assets sold	(239,483)	(196,135)
Increase in other assets	(543,350)	(110,553)
Increase in other liabilities	265,550	67,839

Net Cash Provided by (Used in) Operating Activities	(485,647)	17,077

Cash Flows From Investing Activities:
(Increase) decrease in interest-bearing deposits	(1,373,020)	918,993
Purchases of furniture and equipment	(37,303)	(98,097)
Proceeds from sale of subsidiary	6,500,000	—
Costs of subsidiary sale	(212,527)	—
Capital contributed to subsidiary banks	(4,700,000)	(2,175,005)

Net Cash Provided by (Used in) Investing Activities	177,150	(1,354,109)

Cash Flows from Financing Activities:
Proceeds from issuance of common stock	402,759	1,444,347
Costs of stock issuance	(1,662)	(77,941)

Net Cash Provided By Financing Activities	401,097	1,366,406

Net Increase in Cash	92,600	29,374
Cash at Beginning of Year	105,772	76,398

Cash at End of Year	$198,372	$105,772

Note 16 – Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business to meet the financing needs of its customers, BankShares is a party to financial instruments with off-balance-sheet risk. These financial instruments involve commitments to extend credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheet.

The Corporation’s exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit is represented by the contractual amount of those instruments. The same credit policy is used in making commitments as is used for on-balance-sheet risk. At December 31, 2005 and 2004 outstanding commitments to extend credit were $42,625,299, and $34,773,854 respectively. Primarily, these outstanding commitments to extend credit are variable rate.

Commitments to extend credit are agreements to lend to a customer as long as there is no breach of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments may expire without ever being drawn upon, therefore, the total commitment amounts do not necessarily represent future cash outlays for the Corporation.

MAINSTREET BANKSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

Note 17 – Concentrations of Credit Risk

Virtually all of MainStreet’s business activity is with customers located in our primary market area. Accordingly, operating results are closely correlated with the economic trends within the region and influenced by the significant industries within the region including furniture, pre-built housing, real estate development, agricultural, and resort and leisure services. In addition, the ultimate collectibility of the loan portfolio is susceptible to changes in the market condition of the region. The commercial portfolio is diversified, but does have three areas classified as concentrations of credit at December 31, 2005. The areas of concentrations of credits are in loans for real estate with an outstanding balance of $21,295,282; loans for construction of buildings with an outstanding balance of $20,834,734; and loans for construction of heavy and civil engineering buildings with an outstanding balance of $13,097,467. At December 31, 2004, there were also three areas classified as concentrations of credit which were loans for real estate with an outstanding balance of $11,009,692, loans for construction of buildings with an outstanding balance of $10,507,422; and loans for construction of heavy and civil engineering buildings with an outstanding balance of $4,850,326.

MainStreet has established policies related to the credit process and collateral in loan originations. Loans to purchase real and personal property are generally collateralized by the related property with loan amounts established based on certain percentage limitations of the property’s total stated or appraised value. Credit approval is primarily a function of cash flow, collateral and the evaluation of the creditworthiness of the individual borrower or project based on pertinent financial information and the amount to be financed.

Note 18 – Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

(a)	Short-Term Financial Instruments

The carrying values of short-term financial instruments including cash and cash equivalents, federal funds sold and interest-bearing deposits in domestic banks approximate the fair value of these instruments. These financial instruments generally expose the Corporation to limited credit risk and have no stated maturity or have an average maturity of 30-45 days and carry interest rates which approximate market value.

(b)	Securities Available-for-Sale

The fair value of investments is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers.

(c.)	Loans

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, real estate – commercial, real estate – construction, real estate – mortgage and other consumer.

Each loan category is further segmented into fixed and adjustable rate interest terms and by performing and nonperforming categories.

The fair value of performing loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan as well as estimates for operating expenses and prepayments. The estimate of maturity is based on management’s assumptions with repayment for each loan classification, modified, as required, by an estimate of the effect of current economic and lending conditions.

(d.)	Deposits

The fair value of demand, interest checking, savings and money market deposits is the amount payable on demand.

MAINSTREET BANKSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

The fair value of fixed maturity time deposits and certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities and repayment characteristics.

(e.)	Short-term Borrowings

The carrying amount is a reasonable estimate of fair value.

(f.)	Long-term Borrowings

The fair value of long-term borrowings is estimated using a discounted cash flow calculation that applies contracted interest rates being paid on the debt to the current market interest rate of similar debt.

(g.)	Commitments to Extend Credit and Standby Letters of Credit

The only amounts recorded for commitments to extend credit and standby letters of credit are the fees arising from these unrecognized financial instruments.

The estimated fair values of financial instruments at December 31, 2005 are as follows:

	Carrying Value	Fair Value
FINANCIAL ASSETS:

Cash and due from banks	$4,310,255	$4,310,255
Interest-bearing deposits in other banks	106,313	106,313
Federal funds sold	—	—
Securities available-for-sale	2,553,783	2,553,783
Restricted equity securities	1,011,600	1,011,600
Loans, net of unearned deferred fees and costs	144,316,682	142,395,327

Total Financial Assets	$152,298,633	$150,377,278

FINANCIAL LIABILITIES:

Deposits:
Non-interest bearing demand deposits	$13,053,658	$13,053,658
Interest checking deposits	6,776,003	6,776,003
Money market deposits	9,342,298	9,342,298
Savings deposits	19,197,943	19,197,943
Time deposits $100,000 and over	30,005,051	29,997,812
Other time deposits	45,780,808	45,807,103
Federal funds purchased	2,025,000	2,025,000
Long-term borrowings	10,000,000	10,022,379

Total Financial Liabilities	$136,180,761	$136,222,196

MAINSTREET BANKSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

The estimated fair values of financial instruments at December 31, 2004 are as follows:

	Carrying Value	Fair Value
FINANCIAL ASSETS:

Cash and due from banks	$1,862,473	$1,862,473
Interest-bearing deposits in other banks	265,215	265,215
Federal funds sold	2,292,000	2,292,002
Securities available-for-sale	3,615,619	3,615,619
Restricted equity securities	251,800	251,800
Loans, net of unearned deferred fees and costs	89,951,795	89,297,574

Total Financial Assets	$98,238,902	$97,584,683

FINANCIAL LIABILITIES:

Deposits:
Non-interest bearing demand deposits	$8,983,120	$8,983,120
Interest checking deposits	4,544,443	4,544,443
Money market deposits	12,023,169	12,023,169
Savings deposits	21,002,367	21,002,367
Time deposits $100,000 and over	15,533,446	15,538,781
Other time deposits	28,351,905	28,333,822

Total Financial Liabilities	$90,438,450	$90,425,702

Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Corporation’s entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Corporation’s financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Fair value estimates are based on existing on-and-off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments.

Note 19 – Contingencies and Other Matters

The Corporation currently is not involved in any litigation or similar adverse legal or regulatory matters.

MAINSTREET BANKSHARES, INC.

Form 10-QSB

Index

PART I FINANCIAL INFORMATION

		Page No.
Item 1	Financial Statements	29

Item 2	Management’s Discussion and Analysis	43

Item 3	Controls and Procedures	28

PART II OTHER INFORMATION

Item 6	Exhibits	28

	Signatures	29

	Index to Exhibits	30-31

MAINSTREET BANKSHARES, INC.

PART I. FINANCIAL INFORMATION

Item 1. Financial Statements

The financial statements filed as part of Item 1 of Part I are as follows:

1.	Consolidated Balance Sheet as of September 30, 2006 (unaudited).

2.	Consolidated Statements of Income for the quarters ended September 30, 2006 (unaudited) and September 30, 2005 (unaudited).

3.	Consolidated Statements of Income for the year-to-date periods ended September 30, 2006

(unaudited) and September 30, 2005 (unaudited).

4.	Consolidated Statements of Cash Flows for the year-to-date periods ended September 30, 2006 (unaudited) and September 30, 2005 (unaudited).

5.	Notes to Consolidated Financial Statements.

MAINSTREET BANKSHARES, INC.

Consolidated Balance Sheet

(Unaudited)

September 30, 2006

ASSETS
Cash and due from banks	$2,010,093
Interest bearing deposits in banks	253,573
Federal funds sold	9,657,000
Securities available for sale	8,737,030
Restricted equity securities	1,145,100
Loans:
Commercial loans	93,693,384
Residential real estate loans	24,635,504
Consumer loans	37,723,615

Total Gross Loans	156,052,503
Unearned deferred fees and costs, net	149,015

Loans, net of unearned deferred fees and costs	156,201,518
Less: Allowance for loan losses	(1,896,676)

Net Loans	154,304,842
Furniture, fixtures and equipment	738,223
Accrued interest receivable	817,401
Other assets	1,075,274

TOTAL ASSETS	$178,738,536

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Noninterest bearing demand deposits	$14,227,702
Interest checking deposits	9,884,454
Money market deposits	9,348,733
Savings deposits	13,743,952
Time deposits $100,000 and over	41,330,935
Other time deposits	60,609,856

Total Deposits	149,145,632
Short-term borrowings	10,000,000
Accrued interest payable and other liabilities	1,066,203

Total Liabilities	160,211,835
Shareholders’ Equity:
Preferred stock, no par value, authorized 10,000,000 shares; none issued
Common stock, no par value, authorized 10,000,000 shares; issued and outstanding 1,603,569 shares	15,650,606
Retained earnings	2,883,369
Accumulated other comprehensive loss	(7,274)

Total Shareholders’ Equity	18,526,701

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$178,738,536

See accompanying notes to consolidated financial statements.

MAINSTREET BANKSHARES, INC.

Consolidated Statements of Income

(Unaudited)

	Three Months Ended September 30, 2006	Three Months Ended September 30, 2005
Interest Income:
Interest and fees on loans	$3,248,472	$2,306,033
Interest on interest-bearing deposits	3,326	530
Interest on federal funds sold	102,882	61,999
Interest on securities available for sale	41,190	24,334
Dividends on restricted equity securities	18,400	10,679

Total Interest Income	3,414,270	2,403,575

Interest Expense:
Interest on time deposits $100,000 and over	478,138	230,530
Interest on other deposits	909,665	535,405
Interest on short-term borrowings	163,632	—
Interest on long-term borrowings	—	76,490

Total Interest Expense	1,551,435	842,425

Net Interest Income	1,862,835	1,561,150
Provision for loan losses	—	170,700

Net Interest Income After Provision for Loan Losses	1,862,835	1,390,450

Noninterest Income:
Service charges on deposit accounts	52,990	38,115
Mortgage brokerage income	107,164	104,107
Servicing fee income	161,036	126,250
Other fee income and miscellaneous income	23,295	16,291

Total Noninterest Income	344,485	284,763

Noninterest Expense:
Salaries and employee benefits	565,091	480,361
Occupancy and equipment expense	149,915	138,152
Professional fees	84,548	67,905
Advertising and promotion	30,050	23,803
Outside processing	75,436	66,792
Franchise tax	44,251	31,800
Other expenses	152,630	150,918

Total Noninterest Expense	1,101,921	959,731

Net Income Before Tax	$1,105,399	$715,482
Income Tax Expense	346,210	240,300

Net Income	$759,189	$475,182

Basic Net Income Per Share	$.43	$.27

Diluted Net Income Per Share	$.41	$.27

See accompanying notes to consolidated financial statements.

MAINSTREET BANKSHARES, INC.

Consolidated Statements of Income

(Unaudited)

	Nine Months Ended September 30, 2006	Nine Months Ended September 30, 2005
Interest Income:
Interest and fees on loans	$9,260,209	$5,833,800
Interest on interest-bearing deposits	9,928	4,564
Interest on federal funds sold	221,331	94,388
Interest on securities available for sale	85,702	72,257
Dividends on restricted equity securities	55,073	25,735

Total Interest Income	9,632,243	6,030,744
Interest Expense:
Interest on time deposits $100,000 and over	1,182,365	536,370
Interest on other deposits	2,368,893	1,368,004
Interest on federal funds purchased	2,466	—
Interest on short-term borrowings	347,526	40,862
Interest on long-term borrowings	158,772	107,946

Total Interest Expense	4,060,022	2,053,182

Net Interest Income	5,572,221	3,977,562
Provision for loan losses	117,044	555,300

Net Interest Income After Provision for Loan Losses	5,455,177	3,422,262
Noninterest Income:
Service charges on deposit accounts	158,912	127,585
Mortgage brokerage income	263,761	284,233
Servicing fee income	434,307	390,848
Other fee income and miscellaneous income	85,957	41,311

Total Noninterest Income	942,937	843,977

Noninterest Expense:
Salaries and employee benefits	1,655,515	1,317,439
Occupancy and equipment expense	427,009	388,239
Professional fees	236,897	173,365
Advertising and promotion	81,325	61,303
Outside Processing	234,259	206,063
Franchise tax	124,753	94,800
Other expenses	380,879	369,529

Total Noninterest Expense	3,140,637	2,610,738
Net Income From Continuing Operations Before Tax	$3,257,477	$1,655,501
Income Tax Expense	1,037,639	560,772

Net Income From Continuing Operations	2,219,838	1,094,729
Discontinued Operations:
Gain on sale of subsidiary, net of $0 tax	—	1,406,165
Income from discontinued operations, net of $0 tax	—	239,483

Net Income From Discontinued Operations	—	1,645,648
Net Income	$2,219,838	$2,740,377

Basic Net Income Per Share From Continuing Operations	$1.27	$.64

Basic Net Income Per Share	$1.27	$1.59

Diluted Net Income Per Share From Continuing Operations	$1.22	$.63

Diluted Net Income Per Share	$1.22	$1.57

See accompanying notes to consolidated financial statements.

MAINSTREET BANKSHARES, INC.

Consolidated Statements of Cash Flows

(Unaudited)

	Nine Months Ended September 30, 2006	Nine Months Ended September 30, 2005
Cash Flows From Operating Activities
Net income from continuing operations	$2,219,838	$1,094,729
Net income from discontinued operations	—	1,645,648
Provision for loan losses	117,044	555,300
Gain on sale of subsidiary	—	(1,606,165)
Depreciation and amortization	130,369	111,795
Amortization of discounts and premiums, net	(14,249)	2,541
Increase in accrued interest receivable	(182,043)	(241,339)
(Increase) decrease in other assets	283,792	(629,632)
Increase (decrease) in accrued interest payable and other liabilities	(113,525)	395,147

Net cash provided by operating activities	2,441,226	1,328,024

Cash Flows From Investing Activities
(Increase) decrease in interest-bearing deposits	(147,260)	201,764
Increase in federal funds sold	(9,657,000)	(136,000)
Purchases of furniture, fixtures, and equipment	(52,832)	(261,902)
Purchases of securities available for sale	(12,298,118)	(8,496,771)
Purchases of restricted equity securities	(358,500)	(756,450)
Proceeds from calls and maturities of securities available for sale	6,165,000	5,500,000
Proceeds from calls and maturities of restricted equity securities	225,000	—
Loan originations and principal collections, net	(11,882,549)	(46,265,164)
Proceeds from sale of subsidiary	—	6,500,000
Costs of subsidiary sale	—	(212,527)
Increase in assets held for sale	—	(1,661,809)
Increase in liabilities held for sale	—	1,422,326

Net cash used in investing activities	(28,006,259)	(44,166,533)

Cash Flows From Financing Activities
Increase in time deposits $100,000 and over	11,325,884	11,697,504
Increase in other time deposits	14,829,048	14,671,147
Increase (decrease) in other deposits	(1,165,061)	7,717,499
Decrease in federal funds purchased	(2,025,000)	—
Proceeds from short-term borrowings	15,000,000	4,000,000
Repayment of short-term borrowings	(5,000,000)	(4,000,000)
Proceeds from long-term borrowings	—	10,000,000
Repayment of long-term borrowings	(10,000,000)	—
Issuance of common stock	300,000	402,759
Costs of stock issuance	—	(1,662)

Net cash provided by financing activities	23,264,871	44,487,247

Net increase (decrease) in cash	$(2,300,162)	$1,648,738
Cash and due from banks at beginning of period	4,310,255	1,862,473

Cash and due from banks at end of period	$2,010,093	$3,511,211

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$4,155,676	$1,960,448

Cash paid during the period for taxes	$485,000	$1,191,816

Supplemental disclosure of noncash transactions:
Assets of subsidiary sold	$—	$61,108,248

Liabilities of subsidiary sold	$—	$56,426,941

See accompanying notes to consolidated financial statements.

MAINSTREET BANKSHARES, INC.

Notes to Consolidated Financial Statements

(Unaudited)

September 30, 2006

Note 1 – Summary of Accounting Policies

(a) General

The accompanying consolidated financial statements of MainStreet BankShares, Inc. are unaudited. However, in the opinion of management, all adjustments necessary for a fair presentation of the financial statements have been included. All adjustments were of a normal recurring nature, except as otherwise disclosed herein. The consolidated financial statements conform to generally accepted accounting principles and general banking industry practices. The information contained in the footnotes included in MainStreet BankShares Inc. 2005 Annual Report of Form 10-KSB should be referred to in connection with the reading of these unaudited interim consolidated financial statements. In certain instances, amounts reported in the 2005 financial statements have been reclassified to conform to the 2006 statement presentation.

MainStreet BankShares, Inc. (the “Corporation”, “MainStreet”, or “BankShares”) incorporated as a Virginia corporation effective January 14, 1999 was a development stage enterprise until July 24, 2000. MainStreet has had two registered stock offerings since its inception raising a total of $14,029,501. The Corporation was primarily organized to serve as a bank holding company. Currently, MainStreet has one wholly-owned subsidiary, Franklin Community Bank, National Association (“Franklin Bank”).

Franklin Bank operates as a locally owned and operated commercial bank emphasizing personal customer service and other advantages incident to banking with a locally owned community bank. Franklin Bank’s primary service area is Franklin County, Town of Rocky Mount and surrounding areas. Franklin Bank was organized as a nationally chartered commercial bank and member of the Federal Reserve Bank of Richmond. Franklin Bank opened for business on September 16, 2002.

On September 20, 2004, MainStreet BankShares, Inc. commenced a private placement offering of its common stock to accredited investors and up to 35 non-accredited investors under Rule 506 of the Securities Exchange Act of 1933. The offering was for a target issuance of 183,334 shares of common stock. The offering was set to terminate on October 31, 2004, but the Board of Directors of BankShares extended the offering until January 31, 2005. There were no brokerage or underwriting commissions payable in the private placement. The offering terminated January 31, 2005 having sold 200,789 shares with total proceeds of $1,807,101. The additional capital raised by this offering was used principally to aid in maintaining all regulatory capital ratios at the adequately capitalized level.

On January 13, 2005, MainStreet, Smith River Community Bank, National Association (“Smith River”), and Argentum Capital Management, LLC (“Argentum”) entered into an Agreement pursuant to which MainStreet agreed to sell, and Argentum or its assigns agreed to purchase, all of the outstanding shares of the common stock of Smith River Bank for $6,500,000. The transaction closed on March 23, 2005. As part of the transaction, MainStreet agreed to acquire specified loans from Smith River under certain conditions after the closing. In the event Smith River determines it must charge off one of the specified loans, (after pursuing normal collection efforts), MainStreet will acquire all of Bank’s right, title and interest in the charged off loan. MainStreet’s obligation to purchase such loans will not exceed the principal amount of the loans at the time of purchase plus Smith River’s out of pocket collection expenses. The outstanding principal balance of such loans at September 30, 2006 was $156,795. MainStreet recorded a contingent liability of $250,000 against such loans in 2005. MainStreet has paid Smith River $201,637 to indemnify them for two such loans. The reserve against such loans at September 30, 2006 was $48,363. Also as part of the transaction, Smith River has agreed to outsource certain administrative and related activities to MainStreet for a period of three years following the closing for an annual fee of $505,000 to be adjusted annually based upon the terms of the original agreement. MainStreet downstreamed $4,000,000 to Franklin Bank immediately following the sale of Smith River. MainStreet and Franklin Bank were well-capitalized at September 30, 2006.

MAINSTREET BANKSHARES, INC.

Notes to Consolidated Financial Statements

(Unaudited)

September 30, 2006

The Corporation reports its activities as a single business segment. In determining the appropriateness of segment definition, the Corporation considered components of the business about which financial information is available and will evaluate it regularly relative to resource allocation and performance assessment.

Due to the sale of Smith River on March 23, 2005, the affiliate fee income and the servicing fee income received monthly since the sale are both shown in servicing fee income. The net income of the bank is shown as income from discontinued operations on the consolidated income statement. Following is a condensed breakdown of the specific categories. There was no income received from Smith River for the three month period ending September 30, 2006 and September 30, 2005.

Smith River Community Bank, N.A.

Condensed Income Statement

	Nine Months Ended September 30, 2006	Nine Months Ended September 30, 2005
Interest Income	$—	$823,586
Interest Expense	—	268,853

Net Interest Income	—	554,733
Provision for loan losses	—	—

Net Interest Income after provision for loan losses	—	554,733
Noninterest Income	—	143,362
Noninterest Expense	—	458,612

Net Income	$—	$239,483

(b) Principles of Consolidation

The consolidated financial statements include the accounts of MainStreet and its wholly-owned subsidiary, Franklin Bank. The net income of Smith River Bank is shown as income from discontinued operations. All significant intercompany accounts and transactions associated with Franklin Bank have been eliminated. The intercompany accounts with Smith River Bank have not been eliminated in order to provide realistic financial information for continuing and discontinued operations. The affiliate fee paid to MainStreet from Smith River during the first quarter of 2005 in the amount of $127,488 has not been eliminated.

MAINSTREET BANKSHARES, INC.

Notes to Consolidated Financial Statements

(Unaudited)

September 30, 2006

(d) Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks.

(d) Securities

BankShares classifies and accounts for its investments in accordance with Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” Securities are classified at purchase date under the specific identification method. Amortization and accretion of premiums and discounts are included in income over the contractual life of the securities. The cost of securities sold is determined on the specific identification method.

(e) Loans

Loans are stated at the unpaid principal balances. Interest on loans is computed by methods which generally result in level rates of return on principal amounts outstanding. It is the BankShares’ policy to discontinue the accrual of interest on loans once they become 90 days past due and are not well-collateralized, or earlier when it becomes doubtful that the full principal and interest will be collected. Once a loan is placed on nonaccrual status, any interest that is collected will be recorded on a cash basis. Interest on impaired loans is recognized in the same manner as loans that are not considered impaired; that is interest is generally recognized on the cash basis once the collection of principal and interest is 90 days or more past due.

BankShares collectively reviews for impairment all consumer loans and smaller homogeneous loans. BankShares considers a loan to be impaired when, based upon current information and events, it believes it is probable that BankShares will be unable to collect all amounts due according to the contractual terms of the loan agreement. BankShares’ impaired loans include nonaccrual loans, troubled debt restructurings, and certain other nonperforming loans. For collateral dependent loans, BankShares bases the measurement of these impaired loans on the fair value of the loan’s collateral properties. For all other loans, BankShares uses the measurement of these impaired loans on the more readily determinable of the present value of expected future cash flows discounted at the loan’s effective interest rate or the observable market price. Impairment losses are recognized through an increase in the allowance for loan losses and a corresponding charge to the provision for loan losses. Adjustments to impairment losses due to changes in the fair value of impaired loans’ collateral properties are included in the provision for loan losses.

(f) Loan Fees and Costs

BankShares adopted Statement of Financial Accounting Standards No. 91, “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases”. Using a method that approximates the interest method, loan origination and commitment fees and certain costs are deferred over the contractual life of the related loan as an adjustment to the net interest margin. A regular review will be conducted on the pricing levels of fees and costs as experience with our lending process increases.

(g) Allowance for Loan Losses

The allowance for loan losses is an estimate of the losses that may be sustained in our loan portfolio. The allowance is based on two basic principles of accounting: (i) SFAS No. 5, “Accounting for Contingencies,” which requires that losses be accrued when they are probable of occurring and are capable of estimation and (ii) SFAS No. 114, “Accounting by Creditors for Impairment of a Loan,”

MAINSTREET BANKSHARES, INC.

Notes to Consolidated Financial Statements

(Unaudited)

September 30, 2006

which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance. The allowance for loan losses is maintained at a level, which, in management’s judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management’s evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, economic conditions, and other risks inherent in the portfolio. Management reviews the past due reports and risk ratings and discusses individually the loans on these reports with the responsible loan officers. Management provides a quarterly analysis of the allowance based on peer analysis, regulatory reserve analysis and an analysis based on the experience in each category of commercial, real estate or consumer loans. With this information, management then again utilizes the tools and analyzes the risk-rated loans, past dues, concentrations of credit, unsecured loans, and the economic trend to further add to the allowance. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. This allowance, then, is designated as a specific reserve. Although management uses available information to recognize losses on loans, because of uncertainties associated with local economic conditions, collateral values, and future cash flows on impaired loans, it is reasonably possible that a material change could occur in the allowance for loan losses in the near term. However, the amount of the change that is reasonably possible cannot be estimated. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses. Past due status is determined based on contractual terms.

(h) Other Real Estate

Other real estate is comprised of properties acquired through foreclosure proceedings or acceptance of a deed in lieu of foreclosure. The properties are carried at the fair market value less selling costs, based on appraised value. Loan losses arising from the acquisition of such properties are charged against the allowance for loan losses. Any subsequent write-downs are charged to expenses. While management uses available information to recognize losses on other real estate, additional write-downs may be necessary based on changes in economic conditions.

(i) Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are charged to expense on a straight-line basis over the estimated useful lives. Maintenance, repairs, and minor improvements are charged to expense as incurred. Significant improvements are capitalized.

(j) Organizational Costs

The American Institute of CPA’s has issued Statement of Position 98-5, “Reporting on the Costs of Start-Up Activities.” In general, the SOP requires that organizational and similar start-up costs be expensed.

Examples of such costs that have been incurred by the Corporation are legal fees, consulting fees, and regulatory application fees. The Corporation adopted the requirements of the SOP from its inception and has accordingly expensed all organizational costs.

(k) Stock Options and Warrants

Revision to FASB Statement No. 123, “Accounting for Stock-Based Compensation” was effective for MainStreet for the first interim reporting period beginning after December 15, 2005 and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. It requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. Prior to January 1, 2006, MainStreet accounted for its stock options using the intrinsic value method prescribed in Accounting Principles Board Opinion (APB) No. 25, “Accounting for Stock Issued to Employees”.

MAINSTREET BANKSHARES, INC.

Notes to Consolidated Financial Statements

(Unaudited)

September 30, 2006

Pro forma information is presented in prior years as if net income had been determined under the fair value based method as prescribed by SFAS No. 123.

	Quarter Ended September 30, 2006	Quarter Ended September 30, 2005
Net income as reported	$759,189	$475,182
Deduct total stock-based employee compensation expense determined under fair value based method for all awards	(—)	(—)

Proforma net income	$759,189	$475,182

Net income per share:
Basic-as reported	$.43	$.27
Basic-proforma	$.43	$.27

Diluted-as reported	$.41	$.27
Diluted-proforma	$.41	$.27

	Nine Months Ended September 30, 2006	Nine Months Ended September 30, 2005
Net income as reported	$2,219,838	$2,740,377
Deduct total stock-based employee compensation expense determined under fair value based method for all awards	(—)	(—)

Proforma net income	$2,219,838	$2,740,377

Net income per share:
Basic-as reported	$1.27	$1.59
Basic-proforma	$1.27	$1.59

Diluted-as reported	$1.22	$1.57
Diluted-proforma	$1.22	$1.57

(l) Advertising Costs

Advertising costs are expensed as incurred.

(m) Income Taxes

The Corporation is subject to federal and state income taxes. The liability (or balance sheet) approach is used in financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed quarterly for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. An income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

MAINSTREET BANKSHARES, INC.

Notes to Consolidated Financial Statements

(Unaudited)

September 30, 2006

(n) Net Income Per Share

Statement of Financial Accounting Standards No. 128, “Accounting for Earnings Per Share” requires dual presentation of basic and diluted earnings per share on the face of the statements of income and requires a reconciliation of the numerators and denominators of the basic and diluted earnings per share calculation. Basic income per share is calculated based on the weighted average number of shares of common stock outstanding during each period. For the quarter ending September 30, 2006 and September 30, 2005, basic income per share and average shares outstanding were $.43 and 1,763,925 and $.27 and 1,730,925, respectively. For the year-to-date period ending September 30, 2006 and 2005 basic income per share and average shares outstanding were $1.27 and 1,749,178 and $1.59 and 1,727,284, respectively. Diluted income per share is computed using the weighted average number of shares of common stock outstanding during each period adjusted to reflect the dilutive effect of all potential common shares that were outstanding during the period. At September 30, 2006 and September 30, 2005, there were 75,833 warrants outstanding and exercisable. At September 30, 2006 and September 30, 2005, there were 128,377 and 60,000 options, respectively, that were outstanding and exercisable.

(o) Use of Estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. In connection with the determination of the estimated losses on loans, management obtains independent appraisals for significant collateral.

The Corporation’s loans are generally secured by specific items of collateral including real property, consumer assets, and business assets. Although the Corporation has a diversified loan portfolio, a substantial portion of its debtors’ ability to honor their contracts is dependent on local economic conditions.

While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Corporation to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

Note 2 – Securities

The carrying values, unrealized gains and losses and approximate market values of investment securities at September 30, 2006 are shown in the tables below. The entire investment portfolio is classified as available-for-sale to preserve maximum liquidity for funding needs.

MAINSTREET BANKSHARES, INC.

Notes to Consolidated Financial Statements

(Unaudited)

September 30, 2006

	September 30, 2006
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Market Value
U.S. government agencies	$7,299,296	$—	$(40,140)	$7,259,156

Municipals	$1,448,757	$32,886	$(3,769)	$1,477,874

Total securities available for sale	$8,748,053	$32,886	$(43,909)	$8,737,030

Note 3 – Allowance for Loan Losses

Changes in the allowance for loan losses for the nine months ended September 30, 2006 and 2005 are as follows:

	2006	2005
Balance at beginning of year	$1,777,345	$1,123,214
Provision for loan losses	117,044	555,300
Recoveries	14,332	33,214
Charge-offs	(12,045)	(8,619)

Balance at period end	$1,896,676	$1,703,109

Net charge-offs (recoveries) of $(2,287) and $(24,595) for the first nine months of 2006 and 2005 equated to .00% and (.03)% respectively, of average loans outstanding net of unearned income and deferred fees. The loan loss reserve at September 30, 2006 was $1,896,676 or 1.21% of loans, net of unearned income and deferred fees. There were no loans past due more than 90 days at September 30, 2006 and December 31, 2005. Nonaccrual loans were $823,455 and $10,975 at September 30, 2006 and December 31, 2005, respectively. These loans are also considered impaired loans. Lost interest related to impaired loans as of September 30, 2006 and September 30, 2005 was $24,204 and $1,192, respectively.

Overdrafts reclassified to loans at September 30, 2006 and December 31, 2005 were $55,169 and $38,250, respectively.

Note 4 – Income Per Share

	Three Months Ended September 30, 2006
	Income Numerator	Shares Denominator	Per Share Amount
Basic EPS
Net income available to common shareholders	$759,189	1,763,925	$.43

Diluted EPS
Net income available to common shareholders	$759,189	1,843,006	$.41

MAINSTREET BANKSHARES, INC.

Notes to Consolidated Financial Statements

(Unaudited)

September 30, 2006

	Three Months Ended September 30, 2005
	Income Numerator	Shares Denominator	Per Share Amount
Basic EPS
Net income available to common shareholders	$475,182	1,730,925	$.27
Diluted EPS
Net income available to common shareholders	$475,182	1,768,441	$.27

	Nine Months Ended September 30, 2006
	Income Numerator	Shares Denominator	Per Share Amount
Basic EPS
Net income from continuing operations, net of tax	$2,219,838	1,749,178	$1.27
Net income from discontinued operations, net of tax	$—	—	$—
Net income available to common shareholders	$2,219,838	1,749,178	$1.27
Diluted EPS
Net income from continuing operations, net of tax	$2,219,838	1,819,985	$1.22
Net income from discontinued operations, net of tax	$—	—	$—
Net income available to common shareholders	$2,219,838	1,819,985	$1.22

	Nine Months Ended September 30, 2005
	Income Numerator	Shares Denominator	Per Share Amount
Basic EPS
Net income from continuing operations, net of tax	$1,094,729	1,727,284	$.64
Net income from discontinued operations, net of tax	$1,645,648	1,727,284	$.95
Net income available to common shareholders	$2,740,377	1,727,284	$1.59
Diluted EPS
Net income from continuing operations, net of tax	$1,094,729	1,745,339	$.63
Net income from discontinued operations, net of tax	$1,645,648	1,745,339	$.94
Net income available to common shareholders	$2,740,377	1,745,339	$1.57

MAINSTREET BANKSHARES, INC.

Notes to Consolidated Financial Statements

(Unaudited)

September 30, 2006

Note 5 – Comprehensive Income

BankShares adopted Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income”. This statement established standards for reporting and presentation of comprehensive income and its components. The following table discloses the reclassifications related to securities available-for-sale that are included in accumulated other comprehensive loss on the balance sheet as of September 30, 2006 and 2005.

	September 30, 2006	September 30, 2005
Net Income	$2,219,838	$2,740,377
Net unrealized holding gains (losses) during the period	35,881	(43,121)
Less reclassification adjustments for gains (losses) included in net income	—	—
Accumulated other comprehensive income of subsidiary sold	—	(35,679)
Income tax benefit (expense)	(12,199)	14,661

Change in accumulated other comprehensive loss	23,682	(64,139)

Total Comprehensive Income	$2,243,520	$2,676,238

Note 6 – Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business to meet the financing needs of its customers, BankShares is a party to financial instruments with off-balance-sheet risk. These financial instruments involve commitments to extend credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.

The Corporation’s exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit is represented by the contractual amount of those instruments. The same credit policy is used in making commitments as is used for on-balance-sheet risk. At September 30, 2006, outstanding commitments to extend credit were $36,112,365.

Commitments to extend credit are agreements to lend to a customer as long as there is no breach of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments may expire without ever being drawn upon; therefore, the total commitment amounts do not necessarily represent future cash outlays for the Corporation.

Note 7 – Short-term borrowings

Short-term borrowings as of September 30, 2006 consist of a Federal Home Loan Bank of Atlanta advance. The advance in the amount of $10,000,000 is a prime rate based advance. Interest is paid monthly at prime minus 2.81%. The interest rate at September 30, 2006 was 5.44%. Early repayment of the advance is subject to a .25% fee of the advance amount being repaid. The maturity date is May 18, 2007.

MAINSTREET BANKSHARES, INC.

Notes to Consolidated Financial Statements

(Unaudited)

September 30, 2006

Note 8 – Contingencies and Other Matters

The Corporation currently is not involved in any litigation or similar adverse legal or regulatory matters.

Item 2. Management’s Discussion and Analysis

Forward-Looking Statements

This report contains forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in such forward-looking statements, which are representative only on the date hereof. Readers of this report should not rely solely on the forward-looking statements and should consider all uncertainties and risks discussed throughout this report. The Corporation takes no obligation to update any forward-looking statements contained herein. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities: (1) competitive pressures among depository and other financial institutions may increase significantly; (2) changes in the interest rate environment may reduce margins; (3) general economic conditions, either nationally or regionally, may be less favorable than expected that could result in a deterioration of credit quality or a reduced demand for credit; and (4) legislative or regulatory changes including changes in accounting standards, may adversely affect the business.

General

MainStreet BankShares, Inc. (the “Corporation”, “MainStreet”, or “BankShares”), incorporated as a Virginia corporation effective January 14, 1999, was a development stage enterprise until July 24, 2000. MainStreet has had two registered stock offerings since its inception raising a total of $14,029,501. The Corporation was primarily organized to serve as a bank holding company. MainStreet has one wholly-owned subsidiary, Franklin Community Bank, National Association (“Franklin Bank.”).

Franklin Bank was organized as a nationally chartered commercial bank and member of the Federal Reserve Bank of Richmond. Franklin Bank opened for business on September 16, 2002. Franklin Bank operates as a locally owned and operated commercial bank emphasizing personal customer service and other advantages incident to banking with a locally owned community bank. Franklin Bank’s primary service area is Franklin County, Town of Rocky Mount and surrounding areas.

On September 20, 2004, BankShares commenced a private placement offering of its common stock to accredited investors and up to 35 non-accredited investors under Rule 506 of the Securities and Exchange Act of 1933. The offering was for a target issuance of 201,667 shares (restated for the one for ten share dividend to shareholders of record on November 30, 2006 payable December 15, 2006) of common stock. There were no brokerage or underwriting commissions payable in the private placement. The offering terminated January 31, 2005 having sold 220,859 shares (restated for the one for ten share dividend to shareholders of record on November 30, 2006 payable December 15, 2006) with total proceeds of $1,807,101. The additional capital raised by this offering was used principally to aid in maintaining all regulatory capital ratios at the adequately capitalized level.

On January 13, 2005, MainStreet, Smith River Community Bank, National Association (“Smith River”), and Argentum Capital Management, LLC (“Argentum”) entered into an Agreement pursuant to which MainStreet agreed to sell, and Argentum, or investors obtained by Argentum for this purpose, agreed to purchase, all of the outstanding shares of the common stock of Smith River for $6,500,000. The transaction closed on March 23, 2005. As part of the transaction, MainStreet has agreed to acquire specified loans from Smith River under certain conditions after the closing. In the event Smith River determines it must charge off one of the specified loans, (after pursuing normal collection efforts), MainStreet will acquire all of Bank’s right, title, and interest in the charged

MAINSTREET BANKSHARES, INC.

September 30, 2006

off loan. MainStreet’s obligation to purchase such loans will not exceed the principal amount of the loans at the time of purchase plus Smith River’s out of pocket collection expenses. The outstanding principal balance of such loans at September 30, 2006 was $156,795. MainStreet recorded a contingent liability of $250,000 against such loans in 2005. MainStreet has paid Smith River $201,637 to indemnify them for two such loans. The reserve against such loans at September 30, 2006 was $48,363. Also as part of the transaction, Smith River has agreed to outsource certain administrative and related activities to MainStreet for a period of three years following the closing for an annual fee of $505,000 to be adjusted annually based upon the terms of the original agreement. MainStreet downstreamed $4,000,000 to Franklin Bank immediately following the sale of Smith River. MainStreet and Franklin Bank were well-capitalized at September 30, 2006.

Critical Accounting Policies

MainStreet’s financial statements are prepared in accordance with accounting principles generally accepted in the United States (GAAP). The financial information contained within our statements is, to a significant extent, based on measures of the financial effects of transactions and events that have already occurred. A variety of factors could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset or relieving a liability. We use historical loss factors, peer comparisons, regulatory factors, concentrations of credit, past dues, and the trend in the economy as factors in determining the inherent loss that may be present in our loan portfolio. Actual losses could differ significantly from the historical factors that we use in estimating risk.

The allowance for loan losses is an estimate of the losses that may be sustained in our loan portfolio. The allowance is based on two basic principles of accounting: (i) SFAS No. 5, “Accounting for Contingencies,” which requires that losses be accrued when they are probable of occurring and are capable of estimation and (ii) SFAS No. 114, “Accounting by Creditors for Impairment of a Loan,” which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance. The allowance for loan losses is maintained at a level, which, in management’s judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management’s evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, economic conditions, and other risks inherent in the portfolio. Management reviews the past due reports and risk ratings and discusses individually the loans on these reports with the responsible loan officers. Management provides a quarterly analysis of the allowance based on peer analysis, regulatory reserve analysis and an analysis based on the experience in each category of commercial, real estate or consumer loans. With this information management then again utilizes the tools and analyzes the risk-rated loans, past dues, concentrations of credit, unsecured loans, and the economic trend to further add to the allowance. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. This allowance, then, is designated as a specific reserve. Although management uses available information to recognize losses on loans, because of uncertainties associated with local economic conditions, collateral values, and future cash flows on impaired loans, it is reasonably possible that a material change could occur in the allowance for loan losses in the near term. However, the amount of the change that is reasonably possible cannot be estimated. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses. Past due status is determined based on contractual terms.

Overview

Total assets at September 30, 2006 were $178,738,536 as compared to $153,343,670 at December 31, 2005, an increase of $25,394,866, or 16.56%. An increase in deposits has funded this increase in total assets. The largest components of total assets at September 30, 2006 were net loans in the amount of $154,304,842, federal funds sold in the amount of $9,657,000 and securities available for sale in the amount of $8,737,030. Total deposits were $149,145,632 at September 30, 2006, an increase of $24,989,871, or 20.13% over December 31, 2005 total deposits. Total shareholders’ equity at September 30, 2006 was $18,526,701. MainStreet and Franklin Bank were well capitalized at September 30, 2006. The book value of shareholders’ equity at September 30, 2006 was $11.55 per share.

Net income for the nine months ending September 30, 2006 and 2005 was $2,219,838 and $2,740,377. The net income for the first nine months of 2005 includes the gain on the sale of Smith River in the amount of $1,406,165 (net of $212,527 cash expenses and

MAINSTREET BANKSHARES, INC.

September 30, 2006

$200,000 indemnity loan accrual), income from the discontinued operations of Smith River in the amount of $239,483, and income from continuing operations in the amount of $1,094,729 (net of tax). Basic earnings per share for the nine months of 2006 and 2005 were $1.27 and $.64, respectively, on net income from continuing operations. Diluted earnings per share for the nine months of 2006 and 2005 were $1.22 and $.63, respectively, on net income from continuing operations. Annualized return on average assets at September 30, 2006 was 1.77% and annualized return on average shareholders’ equity was 17.16%.

Net income for the three months ending September 30, 2006 and 2005 was $759,189 and $475,182. Basic earnings per share for the third quarter of 2006 and 2005 were $.43 and $.27, respectively, on net income from continuing operations. Diluted earnings per share for the third quarter of 2006 and 2005 were $.41 and $.27, respectively, on net income from continuing operations. Return on average assets and average shareholders’ equity for the third quarter of 2006 was 1.73% and 16.50%, respectively.

MainStreet’s net interest margin was 4.55% and 4.40% for the nine month period ending September 30, 2006 and 2005, respectively. For the three month period ending September 30, 2006 and 2005, the net interest margin was 4.35% and 4.48%, respectively. The Federal Reserve raised short-term interest rates five times during 2004, eight times in 2005 and four times so far in 2006. These rate increases have certainly increased interest income which has added to the net interest margin. The quarter ended with a prime rate of 8.25%. As can be seen by the ratios, the net interest margin increased in the year-to-date period comparison by 15 basis points; however, the quarter-to-date ratio has declined from the previous year. The Corporation’s assets have repriced faster than their deposits, but deposit rates are clearly catching up. Also, the competitiveness in the market has increased interest expense. The economy in the market area of the Corporation has been vibrant providing the basis for the overall growth of the Corporation; however, competition continues to be strong in the Franklin market and young financial institutions such as Franklin Bank must price new loans competitively. Franklin Bank’s growth is also quite dependent on consumer and real estate based lending and there is concern over the sustainability of the substantial growth that has been occurring in real estate markets generally. Franklin Bank’s growth in the future may be negatively affected if deterioration in the real estate market occurs. Also, a little more than 50% of Franklin’s loans are variable. As the prime rate changes, these loans generally change immediately. In a rising interest rate environment, this has a positive impact on the net interest margin. In a decreasing interest rate environment, this has a negative impact on the net interest margin. As deposits have matured, they have renewed at higher interest rates. Overall deposit maturity is short because Franklin Bank was organized during a rising interest rate environment. Consumers have tended to invest their deposit dollars in short-ended time deposits and savings instruments. These factors could result in a further compression of MainStreet’s net interest margin.

Results of Operations

Net interest income is the difference between total interest income and total interest expense. The amount of net interest income is determined by the volume of interest-earning assets, the level of interest rates earned on those assets, and the cost of supporting funds. The difference between rates earned on interest-earning assets and the cost of supporting funds is measured by the net interest margin.

Net interest income was $5,572,221 for the nine months ending September 30, 2006, an increase of $1,594,659, or 40.09% over the $3,977,562 reported for the same period in 2005. Net interest income was $1,862,835 for the three months ending September 30, 2006, an increase of $301,685, or 19.32%. The year to date and quarterly increases in net interest income are primarily due to increased interest and fees on loans, contributed by both increased in volumes and rates, offset by smaller increases in the cost of funding the loan growth. The Corporation has a strong loan to deposit ratio leaving few dollars to be used for investment; therefore, the interest income is from higher yielding assets. Gross loan volume increased $11,875,270 from year-end 2005. As mentioned previously, the net interest margin was 4.55% and 4.40%, respectively, for the nine months ended September 30, 2006 and 2005. It was 4.35% and 4.48%, respectively, for the three months ended September 30, 2006 and September 30, 2005. The prime rate, which is the basis for pricing many commercial and consumer loans, follows the short-term interest rate established by the Federal Reserve. The prime rate has been increased four times this year ending the quarter at 8.25%. Deposit rates have been competitive, especially in the second and third quarters of this year. Also with shorter maturities on deposits, in the future, deposit rates could increase and could impact the net interest margin negatively.

MAINSTREET BANKSHARES, INC.

September 30, 2006

Provision for Loan Losses

A provision for loan losses is charged to earnings for the purpose of establishing an allowance for loan losses that is maintained at a level, which, in management’s judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management’s evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, economic conditions, and other risks inherent in the portfolio. Management reviews the past due reports and risk ratings and discusses individually the loans on these reports with the responsible loan officers. Management uses these tools and provides a quarterly analysis of the allowance based on peer analysis, regulatory reserve analysis and an analysis based on the experience in each category of commercial, real estate or consumer loans. As the allowance is maintained losses are, in turn, charged to this allowance rather than being reported as a direct expense.

A provision for loan losses was recorded in the amounts $117,044 and $555,300 for the nine month period ending September 30, 2006 and 2005, respectively. Both of these expense numbers are attributed to strong period over period loan growth at Franklin Bank with 2005 experiencing a greater increase in loan volume for the year. The allowance for loan losses was $1,896,676 at September 30, 2006 which equated to 1.21% of loans, net of unearned deferred fees and costs. Net charge-offs (recoveries) of ($2,287) and ($24,595) for the first nine months of 2006 and 2005 equated to (.00%) and (.03%) respectively, of average loans outstanding net of unearned income and deferred fees. The amount of charge-offs can fluctuate substantially based on the financial condition of the borrowers, business conditions in the borrower’s market, collateral values and other factors which are not capable of precise projection at any point in time. Nonaccrual loans at September 30, 2006 were $823,455 which represents .53% of loans, net of unearned income. The nonaccrual loans are made up of two credits, but one relationship and are secured by a deed of trust. No assurance can be given that unforeseen adverse economic conditions or other circumstances will not result in increased provisions in the future.

Provision expense for the third quarter of 2006 and 2005 was $0 and $170,700, respectively. No expense was required in the third quarter of 2006 because loan demand has softened and overall net loans have not increased since second quarter. The 2005 third quarter expense was related to loan growth during the period.

Noninterest Income

Total noninterest income was $942,937 and $843,977 for the nine months ending September 30, 2006 and 2005, respectively, an increase of $98,960 or 11.73%. Of total noninterest income service charges on deposit accounts were $158,912 and $127,585 for the above-referenced time periods, respectively, an increase of $31,327 or 24.55%. NSF charges, net of waives and charge-offs, primarily contributed to the increase in service charges. Mortgage brokerage income actually decreased $20,472, or 7.20% in 2006 compared to the 2005 income. This is primarily due to the interest rate increase and a little softening of the real estate market. Franklin Bank has partnered with several different organizations in which Franklin Bank originates mortgage loans, which for the most part, then close in the companies’ names. Franklin Bank receives fee income from the transactions. Servicing fee income increased $43,459 for the first nine months of 2006 compared to 2005 due to increased fees. These are fees paid to MainStreet for backroom servicing provided to Smith River Bank and their holding company River Bancorp, Inc. and its additional subsidiary, a mortgage corporation. Other miscellaneous income increased $44,646, or 108.07% over 2005 income of which $18.3 thousand was due to a gain on sale of other real estate. The remainder was primarily due to an increase in debit card income and income received from the check book program.

Noninterest income for the three months ending September 30, 2006 and September 30, 2005 was $344,485 and $284,763, respectively, an increase of $59,722, or 20.97%. The largest increases were in servicing fee income of $34,786 and service charges on deposit accounts of $14,875. The servicing fee increase was due to services provided to Smith River Bank for assistance on certain projects.

MAINSTREET BANKSHARES, INC.

September 30, 2006

Noninterest Expense

Total noninterest expense was $3,140,637 and $2,610,738 for the nine month period ending September 30, 2006 and 2005, respectively, an increase of $529,899 or 20.30%. The following chart shows the categories of noninterest expenses for the nine month period ending September 30, 2006 and 2005, the dollar change, and the percentage change.

Expense	YTD 9/30/06	YTD 9/30/05	Dollar Change	Percentage Change
Salaries and employee benefits	$1,655,515	$1,317,439	$338,076	25.66%
Occupancy and equipment	427,009	388,239	38,770	9.99
Professional fees	236,897	173,365	63,532	36.65
Advertising and promotion	81,325	61,303	20,022	32.66
Outside processing	234,259	206,063	28,196	13.68
Franchise tax	124,753	94,800	29,953	31.60
Other expenses	380,879	369,529	11,350	3.07

As can be seen by the chart, the largest component of noninterest expense is salaries and employee benefits which also comprised the largest dollar increase in the year to year comparison. A large part of this increase is due to an upswing in staffing because of the growth of the Corporation which would also cause an increase in benefits. During 2006, an incentive plan, primarily based on performance, was implemented and expense accrued was approximately $138,000 for the nine months ending September 30, 2006. Benefits expense also increased due to the rising costs of health care which is reflected in increased premiums paid. Also, the 2006 expense includes approximately $30,032 of 401-K match which was implemented in the second quarter of 2005. Since the implementation of the company match, more employees have joined the plan or have increased their percentage of deferral. MainStreet matches 50% up to 6% of the employee’s deferral. MainStreet’s employees are its most valuable resource and asset. Occupancy and equipment costs are the next largest expense of the Corporation and include rent, utilities, janitorial service, repairs and maintenance, real estate taxes, service maintenance contracts and depreciation expense. Of the $38,770 period over period increase, $18,573 was depreciation expense on leasehold improvements, furniture and fixtures, and computer software and automobiles. Service maintenance contracts in this category increased $10,876 in 2006 over 2005. Professional fees include fees for audit, legal, and other and increased $63,532 in 2006 over 2005. Of this increase $35,417 is expense associated with consulting costs paid to MainStreet’s former President, after his retirement at April 30, 2006, per his employment agreement. Also contributing to the increase are expenses for technology initiatives that were planned for 2006. These initiatives include penetration testing and network monitoring. Outside processing, which increased $28,196 in 2006 over 2005 primarily includes expenses related to data processing, payroll processing, check clearings, and insurance. Data processing costs increased $37,064 in 2006 over the 2005 year-to-date expense. This was offset by a decline in bank insurance of $16,152. MainStreet changed its insurance company for its bond and directors and officers insurance and also went to a three year plan which decreased the annual premiums. Other expenses include OCC assessments, FDIC assessments, travel expense, meals and entertainment, subscriptions and dues, seminars and education, and contributions.

Total noninterest expense was $1,101,921 and $959,731 for the three month period ending September 30, 2006 and 2005, respectively, an increase of $142,190 or 14.82%. The following chart shows the categories of noninterest expenses for the quarter ending September 30, 2006 and 2005, the dollar change, and the percentage change.

MAINSTREET BANKSHARES, INC.

September 30, 2006

Expense	QTD 9/30/06	QTD 9/30/05	Dollar Change	Percentage Change
Salaries and employee benefits	$565,091	$480,361	$84,730	17.64%
Occupancy and equipment	149,915	138,152	11,763	8.51
Professional fees	84,548	67,905	16,643	24.51
Advertising and promotion	30,050	23,803	6,247	26.24
Outside processing	75,436	66,792	8,644	12.94
Franchise tax	44,251	31,800	12,451	39.15
Other expenses	152,630	150,918	1,712	1.13

The quarterly noninterest expense also demonstrates that salaries and employee benefits are the largest expense of the Corporation followed by occupancy and equipment and then other expenses. The next to largest dollar increase was in professional fees due to the consulting fees paid to MainStreet’s former President and technology initiatives, both discussed above.

Income Taxes

BankShares is subject to both federal and state income taxes. Franklin Bank is not subject to state income taxes. A bank in Virginia is required to pay a franchise tax that is based on the capital of the entity. MainStreet recorded income tax expense on income from continuing operations in the amount of $1,037,639 and $560,772 for the nine month period ending September 30, 2006 and 2005, respectively. For the three month period ending September 30, 2006 and 2005, MainStreet’s income tax expense from continuing operations was $346,210 and $240,300.

BALANCE SHEET

Investment Portfolio

The Corporation’s investment portfolio is used for several purposes as follows:

1)	To maintain sufficient liquidity to cover deposit fluctuations and loan demand.

2)	To use securities to fulfill pledging collateral requirements.

3)	To utilize the maturity/repricing mix of portfolio securities to help balance the overall interest rate risk position of the balance sheet.

4)	To make a reasonable return on investments.

Funds not utilized for capital expenditures or lending are invested in securities of the U.S. Government and its agencies, mortgage-backed securities, municipal bonds, corporate debt securities and certain equity securities. Currently, BankShares has invested in U.S. Agencies, municipal bonds, Federal Reserve Bank stock and Federal Home Loan Bank stock. BankShares’ policy is not to invest in derivatives or other high-risk instruments. The entire securities portfolio was categorized as available-for-sale at September 30, 2006 and is carried at estimated fair value. Unrealized market valuation gains and losses on securities classified as available-for-sale are recorded as a separate component of shareholders’ equity. Please refer to Note 2 to the Notes to Consolidated Financial Statements for the break down of the securities available for sale portfolio.

Loan Portfolio

BankShares has a credit policy detailing the credit process and collateral in loan originations. Loans to purchase real estate and personal property are generally collateralized by the related property with loan amounts established based on certain percentage

MAINSTREET BANKSHARES, INC.

September 30, 2006

limitations of the property’s total stated or appraised value. Credit approval is primarily a function of the credit worthiness of the individual borrower or project based on pertinent financial information, the amount to be financed, and collateral. The loan portfolio was as follows:

	September 30, 2006		December 31, 2005
Commercial	$93,693,384	60.04%	$81,138,129	56.28%
Residential real estate	24,635,504	15.79	27,982,694	19.41
Consumer	37,723,615	24.17	35,056,410	24.31

Total	$156,052,503	100.00%	$144,177,233	100.00%

Gross loans increased $11,875,270 or 8.24% at September 30, 2006 compared to December 31, 2005 due to continuing loan demand. The mix of the type of loans is comparable for the two periods with just a slight increase in the commercial portfolio and a slight decrease in the residential real estate portfolio. Although some continued loan growth for Franklin Bank is expected, it is unlikely that the level of loan growth experienced since the Bank opened in September 2002 will continue. The real estate market is softening somewhat. Commercial loans continue to be the primary source of lending.

Although the commercial portfolio is diversified, there are three areas classified as concentrations of credit at September 30, 2006. The areas of concentrations are in loans for real estate with an outstanding balance of $27,828,883; loans for construction of buildings with an outstanding balance of $23,539,240; and loans for construction of heavy and civil engineering buildings with an outstanding balance of $14,232,287. In addition, we also consider our residential construction as a concentration of credit which totaled $26,938,951 at quarter end.

Nonaccrual loans and loans past due 90 days or more are considered by MainStreet to be nonperforming loans. MainStreet’s policy is to discontinue the accrual of interest on loans once they become 90 days past due and are not well-collateralized, or earlier when it becomes doubtful that the full principal and interest will be collected. Once a loan is placed on nonaccrual status, any interest that is collected will generally be recorded on a cash basis until the loan is satisfied in full or circumstances have changed to such an extent that the collection of both principal and interest is probable.

There were no loans past due more than 90 days at September 30, 2006 or December 31, 2005 other than loans on nonaccual status. Nonaccrual loans were $823,455 and $10,975 at September 30, 2006 and December 31, 2005, respectively. These loans are also considered impaired loans. Lost interest related to impaired loans as of September 30, 2006 and September 30, 2005 was $24,204 and $1,192, respectively. The nonaccrual loans at September 30, 2006 comprise two credits but one loan relationship. The nonaccrual loans were .53% and .01% of loans net of unearned at September 30, 2006 and December 31, 2005, respectively.

Deposits

Total deposits at September 30, 2006 and December 31, 2005 were $149,145,632 and $124,155,761, respectively. The deposit mix was as follows:

	September 30, 2006		December 31, 2005
Demand	$14,227,702	9.54%	$13,053,658	10.51%
Interest checking	9,884,454	6.63	6,776,003	5.46
Money markets	9,348,733	6.27	9,342,298	7.53
Savings	13,743,952	9.21	19,197,943	15.46
Time deposits $100,000 and over	41,330,935	27.71	30,005,051	24.17
Other time deposits	60,609,856	40.64	45,780,808	36.87

Total	$149,145,632	100.00%	$124,155,761	100.00%

MAINSTREET BANKSHARES, INC.

September 30, 2006

Total deposits increased $24,989,871 or 20.13%. The levels and mix of deposits are influenced by such factors as customer service, interest rates paid, service charges, and the convenience of banking locations. Management attempts to identify and implement the pricing and marketing strategies that will help control the overall cost of deposits and to maintain a stable deposit mix. Management has had to price deposits competitively in the market to attract depositors, especially in the last quarter. The overall cost of interest bearing deposits was 3.93% and 2.76%, respectively for the nine months ended September 30, 2006 and 2005. For the three months ending September 30, 2006 and 2005, the overall cost of interest bearing deposits was 4.31% and 2.95%, respectively. This increase in funding costs is reflective of the increase in the short-term federal funds rate throughout 2004, 2005 and 2006. Competition for deposits has intensified and is expected to continue. This could adversely affect the margin by increasing interest expense. As can be seen by the chart, savings deposits have decreased as a percentage of total deposits while other time deposits and time deposits $100,000 and over have increased. Franklin Bank promoted the savings accounts with a special rate, highest in the market, during lower interest rate times. As interest rates have increased, we have not increased our savings deposit rates and therefore consumers have taken those dollars and transferred them into time deposit accounts.

Short-term Borrowings

Short-term borrowings as of September 30, 2006 consist of a Federal Home Loan Bank of Atlanta advance. The advance in the amount of $10,000,000 is a prime rate based advance. Interest is paid monthly at prime minus 2.81%. The interest rate at September 30, 2006 was 5.44%. Early repayment of the advance is subject to a .25% fee of the advance amount being repaid. The maturity date is May 18, 2007.

Shareholders’ Equity

Total shareholders equity was $18,526,701 and $15,983,181 at September 30, 2006 and December 31, 2005, respectively. Book value per share was $11.55 and $10.16 at September 30, 2006 and December 31, 2005, respectively. The initial stock offering was completed during the third quarter of 2000 with net proceeds of $6,708,162. The secondary offering was completed December 31, 2002, and net proceeds from the sale of common stock were $6,874,941. The private placement offering was terminated on January 31, 2005, and net proceeds from the total sale of common stock were $1,727,498. Offering expenses were netted against equity in all offerings.

The maintenance of appropriate levels of capital is a priority and is continually monitored. MainStreet and Franklin Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Quantitative measures established by regulations to ensure capital adequacy require MainStreet and Franklin Bank to maintain minimum capital ratios. Failure to meet minimum capital ratios can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a material effect on the consolidated financial statements. Also, declining capital can impact the ability of Franklin Bank to grow other loan assets. The following are MainStreet’s capital ratios at:

	September 30, 2006	December 31, 2005
Tier I Leverage Ratio (Actual)	10.37%	10.44%
Tier I Leverage Ratio (Quarterly Ave.)	10.65	10.48
Tier I Risk-Based Capital Ratio	11.84	11.30
Tier II Risk-Based Capital Ratio	13.05	12.55

MainStreet downstreamed to Franklin Bank $4,000,000 of the proceeds from the sale of Smith River Bank in March of 2005. Franklin Bank utilized the proceeds to fund loan growth. MainStreet and Franklin Bank are considered well-capitalized under federal and state capital guidelines at September 30, 2006.

MAINSTREET BANKSHARES, INC.

September 30, 2006

Asset Liability Management

Asset liability management functions to maximize profitability within established guidelines for liquidity, capital adequacy, and interest rate risk. It also helps to ensure that there is adequate liquidity to meet loan demand or deposit outflows and interest rate fluctuations. Liquidity is the ability to meet maturing obligations and commitments, withstand deposit fluctuations, fund operations, and provide for loan requests. MainStreet’s material off balance sheet obligations were primarily loan commitments in the amount of $36,112,365 at September 30, 2006. MainStreet has a liquidity contingency plan that provides guidance on the maintenance of appropriate liquidity and what action is required under various liquidity scenarios. MainStreet’s liquidity is provided by cash and due from banks, interest-bearing deposits, federal funds sold, securities available-for-sale, and loan repayments. MainStreet also has overnight borrowing lines available with their correspondent bank, the ability to borrow from the Federal Reserve Bank’s discount window, and the ability to borrow long-term from the Federal Home Loan Bank of Atlanta. MainStreet’s ratio of liquid assets to total liabilities at September 30, 2006 and December 31, 2005 was 10.54% and 1.94%, respectively. Core deposits are the primary foundation for liquidity.

Interest rate sensitivity is measured by the difference, or gap, between interest sensitive earning assets and interest sensitive interest bearing liabilities and the resultant change in net interest income due to market rate fluctuations, and the effect of interest rate movements on the market. Management utilizes these techniques for management of interest rate risk in order to minimize change in net interest income with interest rate changes. MainStreet BankShares, Inc. has partnered with Compass Bank using the Sendero model to help measure interest rate risk. The asset liability management process requires a number of key assumptions. Management determines the most likely outlook for the economy and interest rates measuring the effect on net interest income in a rising and declining 100, 200, and 300 interest rate environment. A shock report for these rates along with a ramped approach with each. With the shock, net interest income is modeled assuming that interest rates move the full rate change in the first month. With the ramp, net interest income is modeled assuming rates move one quarter of the full rate change in each quarter. With this approach, management also reviews the economic value of equity which is the net present value of the balance sheet’s cash flows or the residual value of future cash flows ultimately due to shareholders.

The following table demonstrates the percentage change in net interest income from the current level prime rate of 8.25% in a rising and declining 100, 200, and 300 basis point interest rate environment:

	Net Interest Income Percentage Change From Level Rates
Rate Shift	Prime Rate	Change From Level Ramp	Change from Level Shock
+300 bp	11.25%	19.51%	35.27%
+200 bp	10.25	13.85	24.96
+100 bp	9.25	6.69	12.08
-100 bp	7.25	-7.43	-13.32
-200 bp	6.25	-13.55	-24.43
-300 bp	5.25	-15.75	-28.16

As discussed previously, MainStreet is sensitive to change in the interest rate environment particularly due to the large percentage of variable rate loans. In a rising rate environment, it is anticipated that the impact would be positive on the net interest margin. In a declining rate environment, MainStreet has significant exposure to the net interest margin. Management seeks to lower the impact on the net interest margin. Conscious efforts will be made to originate or renew variable rate loans to a fixed rate status. Also, the possibility of off balance sheet instruments may be utilized to aid this initiative.

In order to preserve capital to facilitate growth and expansion, we do not anticipate paying cash dividends in the foreseeable future. Our Board of Directors will make a determination whether to pay cash dividends on the basis of operating results, financial condition, tax considerations, and other relevant factors. Also, at present, the only source of funds from which we could pay cash dividends

MAINSTREET BANKSHARES, INC.

September 30, 2006

would be dividends received from Franklin Bank. Franklin Bank similarly does not anticipate paying cash dividends to BankShares in the near future in order to preserve their capital to facilitate growth and expansion of business and to provide a sufficient capital base for its banking activities. Payment of cash dividends by Franklin Bank is limited by regulatory requirements and limitations. In general, the OCC limits annual dividends to retained profits of the current year plus two prior years, without OCC approval. Regulatory restrictions on Franklin Bank’s ability to pay dividends may adversely impact BankShares’ ability to pay dividends to its shareholders.

The holding company generates revenue through the affiliate fee charged to Franklin Bank and the servicing fee charged to Smith River Bank and its affiliates for its operation and service. These services include accounting, investments, treasury management, compliance (provided to Franklin Bank only), deposit and loan operations, and data processing. BankShares utilizes this affiliate fee and servicing income to meet its obligations. The holding company does not own any real property and has a modest amount of fixed assets.

Stock Compensation Plans

BankShares approved the 2004 Key Employee Stock Option Plan at its Annual Meeting of Shareholders, April 15, 2004. This plan permits the granting of Incentive and Non Qualified stock options as determined by BankShares’ Board of Directors. The maximum aggregate number of shares that may be issued under this plan are 137,000. Currently, there are 98,377 stock options that have granted under this plan.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned in the City of Martinsville, State of Virginia.

MAINSTREET BANKSHARES, INC.

Date: December 7 , 2006	By:	/s/ Larry A. Heaton
Larry A. Heaton
President and Chief Executive Officer

Date: December 7, 2006	By:	/s/ Brenda H. Smith
Brenda H. Smith
Executive Vice President/Chief Financial Officer
Corporate Secretary

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

NAME	TITLE	DATE
/s/ Larry A. Heaton Larry A. Heaton	President and Chief Executive Officer, Director	12/7/06 Date

/s/ Brenda H. Smith Brenda H. Smith	Executive Vice President Chief Financial Officer Corporate Secretary	12/7/06 Date

/s/ Joseph F. Clark Joseph F. Clark	Director	12/7/06 Date

/s/ Charles L. Dalton Charles L. Dalton	Director	12/7/06 Date

/s/ John M. Deekens John M. Deekens	Director	12/7/06 Date

/s/ Morton W. Lester Morton W. Lester	Director	12/7/06 Date

/s/ Danny M. Perdue Danny M. Perdue	Director	12/7/06 Date

/s/ Joel R. Shepherd Joel R. Shepherd	Chairman of the Board	12/7/06 Date

/s/ Michael A. Turner Michael A. Turner	Director	12/7/06 Date

/s/ Milford A. Weaver Milford A. Weaver	Director	12/7/06 Date

INDEX TO EXHIBITS

4.1	Warrant Plan and Certificates as adopted July 27, 1999 and amended August 26, 1999 and amended December 19, 2000 incorporated by reference to the Corporation’s Quarterly Form 10-QSB for quarter ended September 30, 1999, filed December 20, 1999, and herein incorporated by reference.

4.2	Provision in Registrant’s Articles of Incorporation and Bylaws defining the Rights of Holders of the Registrant’s common stock (included in Exhibits 3.1 and 3.2, respectively).

4.3*	Form of Shares Subscription Agreement.

4.3.1**	Form of Shares Subscription Agreement.

4.4*	Form of Units Subscription Agreement.

4.5	2004 Key Employee Stock option Plan filed March 16, 2005 on Form S-8 and herein incorporated by reference.

10.1*	Employment Agreement with President and CEO, Cecil R. McCullar, dated as of June 1, 1999. Amendment to employment agreement filed with the Corporation’s Quarterly Form 10-QSB on May 11, 2005 and herein incorporated by reference.

10.2	Employment Agreement by and between MainStreet, Franklin Bank, and Larry A. Heaton (President and CEO of Franklin Bank) dated December 30, 2005 incorporated by reference to the Corporation’s Form 8-K filed January 4, 2006.

10.3	Employment Agreement with Executive Vice President, Brenda H. Smith, dated October 1, 2002, filed with the Corporation’s Quarterly form 10-QSB on November 7, 2002 and herein incorporated by referenced, amended and approved by the Board and filed on Form 8-K on April 24, 2006 and herein incorporated by reference.

10.4	Stock Purchase Agreement By and Among Argentum Capital Management, LLC, and Assigns; MainStreet BankShares, Inc., and Smith River Community Bank, N.A. dated January 13, 2005 filed on Form 8-K on January 14, 2005, and herein incorporated by reference.

10.5	Administrative Services Agreement with Smith River Community Bank, N.A. incorporated by reference to the Corporation’s Form 8-K filed March 28, 2005.

10.6	Indemnity Agreement with Smith River Community Bank, N.A. incorporated by reference to the Corporation’s Form 8-K filed March 28, 2005.

23.1	Consent of Experts – Legal Counsel (included herewith).

23.2	Consent of Experts – Independent Registered Accountants (included herewith).

*	(Incorporated by reference to Registration statement #333-86993 on Form SB-2 filed September 13, 1999.)
**	(Incorporated by reference to Registration Statement # 333-63424 on Form SB-2 filed June 20, 2001.)